Huntington

2002 Annual Report

Bancshares Inc

AR/S



PE 12-31-02 MAR 2 0 2003

OUR SIZE FITS ALL | The New Huntington.



Report of Ernst & Young LLP, Independent Auditors

To the Board of Directors and Shareholders, Huntington Bancshares Incorporated

We have audited the accompanying consolidated balance sheets of Huntington Bancshares Incorporated and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Huntington Bancshares Incorporated and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 12 to the consolidated financial statements, Huntington changed its method of accounting for amortization of goodwill in 2002 in accordance with FASB Statement No.142, *Goodwill and Other Intangible Assets.*

Ernst & Young LLP

Columbus, Ohio
January 16, 2003

NET INCOME

(millions)



$302
$422
$328
$359
$179
$308
$363
$329
98
99
00
01
02
Reported
Operating[1]

DILUTED EARNINGS PER SHARE[2]



$1.17
$1.65
$1.32
$1.44
$0.71
$1.22
$1.49
$1.35
98
99
00
01
02
Reported
Operating[1]

RETURN ON AVERAGE EQUITY



14.6%
19.7%
14.4%
15.7%
7.5%
12.9%
15.7%
14.2%
98
99
00
01
02
Reported
Operating[1]

[1] Excludes gain on sale of Florida operations, Merchant Services gain, the results of Florida operations and related loans and deposits through February 15, 2002, the impact of J. Rolfe Davis Insurance Agency, Inc. through June 30, 2002, and restructuring and other charges, net of related taxes. Operating data prior to 2000 is not available.

[2] Adjusted for stock splits and stock dividends, as applicable.

: OUR MIDWEST FOCUS



Huntington Banking Regions

- Western Michigan
- Eastern Michigan
- Northern Ohio
- Indiana
- Central Ohio / West Virginia
- Southern Ohio / Kentucky

Michigan
Banking Offices: 115
ATM Locations: 154

Indiana
Banking Offices: 22
ATM Locations: 60

Ohio
Banking Offices: 161
ATM Locations: 514

West Virginia
Banking Offices: 30
ATM Locations: 107

Kentucky
Banking Offices: 12
ATM Locations: 40

Total
Banking Offices: 343[1]
ATM Locations: 886[2]

Additional Offices

Dealer Sales
Florida
Georgia
Tennessee
Pennsylvania
Arizona

International Banking Services
Cayman Islands
Hong Kong

PFG
Florida

Mortgage Banking
Florida
Maryland
New Jersey

[1] Includes 3 PFG offices in Florida.

[2] Includes 11 ATM locations in Florida.

Huntington Bancshares Incorporated (NASDAQ: HBAN) is a $28 billion regional bank holding company headquartered in Columbus, Ohio. Its principal markets are Ohio, Michigan, Indiana, Kentucky and West Virginia. Founded in 1866, Huntington serves its customers as the *"local bank with national resources."* Over 8,500 associates provide consumer and commercial banking, mortgage banking, automobile financing, investment management, brokerage, trust and insurance services. Customers have convenient access to banking services through more than 340 regional banking offices; the customer service call center at (800) 480-BANK (2265); online at www.huntington.com; and through its network of nearly 900 ATMs. *Non-banking financial services are provided through selected banking offices, as well as other local facilities.*

: CONSOLIDATED FINANCIAL HIGHLIGHTS

HUNTINGTON BANCSHARES INCORPORATED

In millions of dollars, except per share amounts TWELVE MONTHS ENDED DECEMBER 31:	REPORTED RESULTS 2002	REPORTED RESULTS 2001	% Change	OPERATING RESULTS[1] 2002	OPERATING RESULTS[1] 2001	% Change
Net Income	**$ 363.2**	$ 178.5	103.5%	**$ 328.5**	$ 307.5	6.8%
Per Common Share Amounts						
Net income – basic	**$ 1.50**	$ 0.71	111.3	**$ 1.36**	$ 1.22	11.5
Net income – diluted	**1.49**	0.71	109.9	**1.35**	1.22	10.7
Cash dividends declared	**0.64**	0.72	(11.1)			
Book value per share	**9.89**	9.62	2.8			
Performance Ratios						
Return on average total assets	**1.40%**	0.63%		**1.28%**	1.23%	
Return on average shareholders' equity	**15.7**	7.5		**14.2**	12.9	
Tangible equity/assets[2]	**7.62**	6.12				
Net interest margin	**4.19**	4.02		**4.21**	4.11	
Efficiency ratio	**54.0**	58.4		**53.6**	55.4	
Credit Quality Measures						
Net charge-offs (NCOs)	**$ 239.3**	$ 189.4	26.3	**$ 232.8**	$ 173.8	33.9
NCOs as a % of average loans	**1.19%**	0.90%		**1.17%**	0.93%	
Non-performing loans (NPLs)[2]	**$ 128.1**	$ 221.1	(42.1)	**$ 128.1**	$ 213.3	(39.9)
Non-performing assets (NPAs)[2]	**136.7**	227.5	(39.9)	**136.7**	219.6	(37.8)
NPAs as a % of total loans and other real estate (OREO)[2]	**0.65%**	1.05%		**0.65%**	1.16%	
Allowance for loan losses (ALL) as a % of total loans[2]	**1.76**	1.90		**1.76**	2.05	
ALL as a % of NPLs[2]	**287.7**	185.7		**287.7**	181.4	
ALL as a % of NPAs[2]	**269.4**	180.5		**269.4**	176.2	
Balance Sheet – December 31,						
Total Loans and Leases	**$ 20,956**	$ 21,602	(3.0)	**$ 20,956**	$ 18,878	11.0
Total Deposits	**17,499**	20,187	(13.3)	**17,499**	15,519	12.8
Total Assets	**27,579**	28,500	(3.2)			
Shareholders' Equity	**2,304**	2,416	(4.7)			

[1] Excludes gain on sale of Florida operations, Merchant Services gain, the results of Florida operations and related loans and deposits through February 15, 2002, the impact of J. Rolfe Davis Insurance Agency, Inc. through June 30, 2002, and restructuring and other charges, net of related taxes.

[2] At December 31.

: OUR SIZE FITS ALL

The individuals, business owners, corporations and institutions we serve are extraordinarily diverse, as evidenced by the essential partnership stories that appear in this annual report. The Huntington associates featured in these stories are shown here.



Brian Inglis	Commercial Banker
Katrina Debbink	Dealer Sales Regional Manager
Steve Harrower	Business Banker
Reggie Thomas	Senior Community Development Specialist
James Stroud	Banking Office Manager
Jeff Zeigler	Investment Team Leader

Our strategic position as the local bank with national resources is the platform on which we're building stronger, more profitable relationships with our customers, realizing our vision of being an essential partner to them. Our decentralized management teams are closer to our markets, and our balanced mix of banking and investment products are available through every Huntington banking office. We are well positioned to provide superior financial solutions to all of our customers – individuals, business owners, corporations and institutions. Our size fits all.

To Our Shareholders and Friends



Thomas E. Hoaglin — Chairman, President and Chief Executive Officer

HUNTINGTON MADE SIGNIFICANT PROGRESS IN 2002. OUR FINANCIAL PERFORMANCE GAINED MOMENTUM, EVEN IN THE FACE OF THE CHALLENGING ECONOMIC ENVIRONMENT. WE COMPLETED STRATEGIC INITIATIVES BEGUN IN 2001 WHICH ENABLED US TO MAKE IMPORTANT INVESTMENTS IN OUR BUSINESSES AND IN SERVICE DELIVERY CAPABILITIES. WE ALSO FINALIZED THE SENIOR LEADERSHIP TEAM. AND ASSOCIATES BEGAN TO EMBRACE OUR NEW CULTURE. TWO YEARS AGO, HUNTINGTON WAS NOT WINNING IN THE MARKETPLACE. TODAY WE ARE WELL-POSITIONED TO DO JUST THAT.

IMPROVING FINANCIAL PERFORMANCE

Financial performance improved throughout the year.

Reported full-year earnings were $363.2 million, or $1.49 per share, up from $178.5 million, or $0.71 per share, in 2001. Performance in both years was impacted by a number of non-operating items, such as the gain from the sale of our Florida operations in 2002 and restructuring charges in both years associated with our strategic initiatives announced in 2001. To understand performance trends better and for decision-making purposes, we review performance on an "operating" basis, which excludes such non-operating items.

Operating earnings in 2002 were $328.5 million, or $1.35 per share, up 7% and 11%, respectively, from 2001 operating earnings of $307.5 million, or $1.22 per common share. We are very pleased that this performance was at the higher end of the target set at the beginning of the year, given that at that time we were in the early stages of our turnaround and faced an uncertain 2002 economic outlook. Importantly, each quarter saw improvement, from $0.32 per share in the first quarter to $0.36 per share in the fourth.

Operating revenue excluding securities gains increased 7%, led by a 6% increase in fully taxable equivalent net interest income and 8% increase in non-interest income. Expenses increased 2%. As a result, our efficiency ratio improved to 53.6% from 55.4% in 2001.

The growth in operating net interest income reflected the benefit of a higher net interest margin and earning assets growth. The 2002 average net interest margin was 4.21%, up from 4.11% in 2001. Average managed loans, excluding the impact of the loans sold with the Florida banking operations, were up 6%, reflecting the benefit of strong growth in consumer loans, most notably residential mortgages and home equity loans, which were up 78% and 11%, respectively. Mortgage loan originations were a record $4.1 billion. In contrast, total commercial and commercial real estate loans were up only one percent, reflecting the impact of the weak economy, as well as a planned reduction in our shared national credit exposure. Loan growth showed momentum each quarter. Beginning with a 5% annualized growth rate in the first quarter, the growth rate increased sequentially to 8%, 11%, and finally 13% in the fourth quarter.

Core deposit growth was also strong, with average core deposits up 10%. All six of our regions participated in this growth. And we are encouraged that the June 2002 FDIC deposit market share data released late in the year confirmed our market share in all major markets had improved.

The strong growth in operating non-interest income reflected a 12% increase in deposit service charges, our largest fee income component. Brokerage and insurance income increased 10%, led by a 19% increase in combined mutual fund and annuity sales.

From a credit quality perspective, we enter 2003 in a much-strengthened position. The credit quality of automobile-related loan and lease originations improved significantly, making us optimistic that auto loan and lease losses will decline in 2003. Most of the loan growth in 2002 was in residential first mortgages and home equity lines of credit, which historically have carried relatively low risk. Over the last eighteen months, we reduced our exposure to large commercial shared national credits by about $500 million.

In addition, early in the year we strengthened our commercial credit workout group, whose mission is the early identification and resolution of problem credits. Their efforts, coupled with progress we have made over the last eighteen months in improving our credit culture and in strengthening our loan loss reserves, positioned us in the fourth quarter to take advantage of an economically attractive opportunity to accelerate the resolution and disposition of a significant portion of our non-performing assets. Our non-performing assets at year end were $137 million, down from $220 million a year earlier, excluding the impact of the sold Florida banking operations. And our year-end loan loss reserve and non-performing assets coverage ratios of 1.76% and 269%, respectively, were significantly better than our peer bank averages.

Despite this very good progress in our operating financial performance, we are not yet performing up to our long-term aspirations. Return on average equity was 14.2%, up from 12.9% a year ago, well below the targeted 18%-20% level.

We are pleased that our stock price at year end 2002 was $18.71, or 9% higher than a year earlier, which, when coupled with a 4% quarterly compounded return on reinvested dividends, gave our shareholders a 13% total return last year.

Strategic Accomplishments

One of the most significant accomplishments was the successful sale in February of our Florida commercial and retail banking operations. As promised, using capital freed up by the sale, we repurchased $370 million of our common stock. This reduced shares outstanding by 19.2 million, adding four cents to earnings per share in 2002.

In the third quarter, we sold the J. Rolfe Davis Insurance Agency, Inc., our Florida-based property and casualty insurance business, and restructured our ownership interest in Huntington Merchant Services, selling our Florida merchant processing operations to First Data Corporation in the process. These transactions allow us to focus on building our Midwest markets.

To help drive future growth and enhance our capabilities for customers, we made two strategic acquisitions. In April, we acquired Haberer Registered Investment Advisor, Inc., a Cincinnati, Ohio-based investment management firm with $500 million in assets under management. In September, we purchased LeaseNet Group Inc., a Dublin, Ohio, company specializing in leasing technology equipment to business customers.

Other major business investments in 2002 included the installation of up-to-date teller technology in all banking offices, a new commercial loan processing system to increase the speed and efficiency with which our local bankers can respond to commercial borrowing needs, and a substantial upgrade to our online banking system, which has resulted in a dramatic increase in the number of customers using this important channel.

Private Financial Group customers saw the July launch of a new 401(k) product which provides state-of-the-art recordkeeping features for our business clients and which we use internally for our own employee 401(k) plan. We also continued to expand the Huntington Funds family with the introduction of the Situs Fund. Despite challenging market conditions, the performance of every Huntington equity fund was in the top quartile of its peer group for the year 2002.

Finally, our senior leadership team is now complete with the hiring of Mary Navarro to head Retail Banking and Cathy Malear to head Human Resources. Having experienced, strong leaders in these areas is crucial to Huntington's future success, and we are extremely pleased that they have joined us.

A New Culture

I mentioned in last year's letter the need to build a new culture. At that time, I envisioned a culture that "values each associate's contribution, encourages active participation, demands teamwork, creates a sense of urgency, and holds everyone personally responsible for making Huntington better." I am pleased to report good progress in this area. To enable us to communicate exactly what the new Huntington is about to all associates, this past year your management team spent a great deal of time and effort developing a formal "vision and values" statement.

Our vision is simply to be an essential partner to our customers, supported by the values of teamwork, accountability, service, communication, diversity and passion. To be sure, we have much work to make this vision and these values underpin every customer transaction and every associate's behavior. But the "our size fits all" stories in this report are examples confirming that these values are taking hold.

Strengthening Corporate Governance

The disintegration of investor confidence throughout Corporate America is disheartening. Investors can be assured that the highest standards of integrity permeate everything we do and how we govern ourselves. The CEO/CFO certification process initiated in August confirmed that we were already living up to newly regulated financial reporting procedures. In addition, the Board of Directors has adopted formal new corporate governance guidelines, as well as charters for the Audit/Risk, Compensation, Nominating and Corporate Governance, Executive and Pension Review board committees, with the first three comprised solely of independent directors. The Board also adopted a formalized Code of Business Conduct and Ethics and a Financial Code of Ethics. The Nominating and Corporate Governance Committee has determined that the Board consists of a majority of independent directors, and the Audit/Risk Committee has established procedures for the confidential handling of internal and external inquiries regarding accounting and auditing matters. We are determined that no investor should ever have to be concerned about our stewardship of his or her investment in Huntington.

This past year also saw changes in our board membership. In July, Raymond J. Biggs, a private investor and former Chairman and CEO of Michigan-based First Macomb Bank, which was acquired by Huntington in 1990, joined the board. His banking experience, as well as thorough knowledge of the East Michigan market, will serve the company well. Then, in October, Don Conrad retired after serving the company for 13 years. We thank him for his devoted counsel and many contributions and wish him well in his retirement.

2003 Outlook

We expect modest economic growth in our markets. The consumer sector may not be as strong as in 2002, but it should still be positive. And we look for some modest commercial loan growth. Interest rates are expected to remain very low, keeping pressure on our net interest margin. We will continue to focus on both solid revenue growth and effective expense management. Small business banking will begin to be a growth engine for Huntington, and we expect to achieve better sales penetration in all business units. We will open new offices in several existing markets and continue to improve the quality of our service to customers. Credit quality, as measured by net charge-offs and non-performing assets, should improve further. We expect that our earnings per share growth will meet or exceed our long-term target of 10%-12% per year. All in all, I am confident that 2003 will be another good year for Huntington.

In closing, as you read this annual report, I hope you will see evidence of the improvements being made at your company. I am very proud of our associates and grateful for their efforts to build Huntington into a first-class financial services company, one that serves shareholders, customers, associates and communities well.

Much remains to be done, but the momentum is much more positive than it was a year ago. We are now positioned to win.

Thanks for your support.

Thomas E. Hoaglin

Thomas E. Hoaglin
Chairman, President and CEO

Forces set in motion by the structural and cultural changes announced in mid-2001 are making their impact felt inside and outside our company – in the minds and hearts of Huntington associates and in positive experiences reported by our customers.

When it was unveiled, the concept of "the local bank with national resources" may have struck some as little more than a marketing catch phrase. But the concept was buttressed by a Regional Banking business model which puts our national-caliber services, and the decision-makers accountable for them, close to the customers we serve.

Our new structure is fundamental to fulfillment of our vision of being an essential partner to our customers, working closely with them to understand their needs and help them achieve their financial goals. Being this partner – providing service so personalized that our size fits all – is key to our ability to grow market share, profitably increase revenues and build shareholder value.

Since the human element is crucial in making the essential partnership vision a reality, we are creating a new corporate culture, one in which associates are empowered to act decisively for customers, urged to perform as team players, encouraged to become more engaged and more passionate about their work, and held personally responsible for our company's growth and success.

A comprehensive and carefully planned process was undertaken to imbue all Huntington associates with the vision of essential partnership, and to ensure they embrace the beliefs that support the vision, the values that define it, and the promises to do everything necessary to bring it to life. As part of this process, corporate and regional executives worked together to clarify the vision, and to develop the language to articulate it. Senior management then joined regional presidents and their respective associate teams in spirited "Vision and Values" rallies, to reinforce the meaning of the vision. These encompassed the entire company and extended over a one-month period. Follow-up sessions aimed at further deepening the associates' sense of commitment were conducted at all levels. In addition, strategy documents motivating associates to "live the vision" are being developed within each region.

The effects of decentralizing our structure and changing our culture were discernible in 2002. Total core deposits were up 10%. Combined average residential mortgage and home equity loans increased 27%. And, combined sales of mutual fund and annuity products rose 19%.

REGIONAL BANKING

Rebuilding our bank around a strong regional structure created a powerful new customer service dynamic. It positioned us to operate as the "local bank" in every market we serve by giving each of our six regional presidents responsibility for both retail and commercial operations. Now Huntington customers deal with local bankers who are sensitive to local market conditions and, being authorized to make decisions locally, able to respond quickly to customer needs.

Equally important, our Regional Banking strategy enables us to offer retail and commercial customers in local markets the benefit of our "national resources" – all the high-level banking and investment products and services we can provide as a larger, full-service financial institution. In this sense, whether a consumer, business owner or commercial customer is located near our headquarters or at the farthest reach of our footprint doesn't matter.

Identifying and recruiting the leadership essential to a high performance company are high priorities of the new Huntington. The appointment of new senior managers to head consumer and business banking operations underscored our determination to re-energize the Retail Banking segment and boost earnings growth. Across both the Retail Banking and Commercial Banking segments, which together comprise our Regional Banking operation, strong teams including veteran bankers and new associates have been formed to fill office management and higher executive positions.

: CONTENTS

HUNTINGTON BANCSHARES 2002 REVENUE

Operating basis excluding Treasury/Other

in millions



Regional Banking : 69% : $873
Dealer Sales : 20% : $247
Private Financial Group : 11% : $144

TOTAL LOAN GROWTH

Average balances excluding Florida

in billions



$21.0
20.5
20.0
19.5
19.0
18.5
18.0
18.3
18.5
18.7
18.8
19.1
19.5
20.0
20.7
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02

: OUR VISION OF ESSENTIAL PARTNERSHIP

There is a new and pervasive excitement among Huntington associates. There is a growing awareness at all levels that we are moving steadily toward fulfillment of our vision of being an essential partner to our customers, which includes understanding their banking and investment needs and helping them achieve their financial goals.



Steve Harrower

Business Banker

Forum Manufacturing, Inc. of Milford Center, Ohio, is a builder of fine architectural millwork, custom cabinets and casework. The spectacular quality of its craftsmanship has earned the company praise and prestigious projects. For example: redoing the Ohio Supreme Court courtroom and other facilities in the Ohio Courts Building; and creating the national award-winning interior of St. Andrew Church in Upper Arlington, Ohio, with its striking arched ceiling trusses.

No bank can afford to lose a high-quality client like Forum. But we did. Despite an 18-year relationship with Huntington, Forum moved the bulk of its business to a competitor several years ago.

"We feel it's important that our bank keep us informed of services that can be helpful to us," asserts Kirk Westfall, Forum President. "That's why we left Huntington. They had some cash management services which could have been advantageous for us, but no one told us about them."





Steve Harrower, Huntington business banker, wasn't afraid to admit that Forum had been under-serviced and sought to win the business back. "Many dramatic changes have taken place throughout Huntington," says Steve. "I felt our new regional structure and our strong commitment to customer service gave us an opportunity to earn back Forum's deposit accounts and line of credit." And that's what he and a team of Huntington associates succeeded in doing. But Steve and other internal essential partners didn't stop there.

"We also now have Huntington Cash Management Services with Huntington View," says Kirk. "This allows us to provide automatic payroll deposits, make tax payments and do general banking online." The Huntington @ Work program for Forum employees, personal deposit and money market accounts for the owners (Kirk and his wife) and savings accounts for their children are also now part of the relationship. "And in 2003 we hope to provide a retirement plan to Forum employees," adds Steve.

"They truly seem to have changed," Kirk says of Huntington. "They've demonstrated an excellent level of expertise...and responsiveness. Recently we were quoting a school and I requested a letter of credit for a bond. It was produced and faxed to me within forty-five minutes. You can't beat that."



OUR SIZE FITS

FORUM MANUFACTURING

RETAIL BANKING

In Retail Banking, we are emphasizing a more disciplined sales process, a stronger focus on relationship building through cross-selling, and serving business clients better.

Company-wide and region-wide weekly focus calls are synchronizing selling strategies for greater market impact. Executives, managers and sales associates concentrate their efforts on a particular sales, service or operations topic and share their results for the week. Improved sales result from different approaches in planning to address each topic, implementing the best ideas and sharing successes across the markets.

The last vestiges of our 20-year-old teller system disappeared and we made it vastly easier for frontline associates to become essential partners to our customers with the upgrade of our banking technology platform. We completed installation of a new, cutting-edge Customer Service System (CSS), a Windows- and Internet-based platform which will facilitate enhancement of many of our operating systems. The CSS allows our Customer Service Representatives to be more accurate and efficient by automating many manual functions. It also gives our Personal Bankers faster access to customer information, as well as online access to images of checks and deposits, and makes it easier for them to build value-added relationships with customers.

In an extensive upgrade of our Online Banking service, we moved management of the system in-house, allowing Huntington to achieve significant cost savings, as well as quickly and efficiently make enhancements to meet our customers' needs. The new Online Banking service is free and features real-time account information, check images and secure messaging between online users and customer service representatives. The optional Bill Pay service was also enhanced to include easier entry of payments and helpful information such as date and amount of last payment. We also introduced PC Banking, a financial management tool that lets enrolled consumers and businesses use financial software such as Quicken®, QuickBooks® and Microsoft Money® to manage complex banking relationships.

While online activities are growing at a rapid rate, delivery channel flexibility allows customers to do business with us whichever way they feel comfortable – sitting at their computer, visiting an ATM, walking into our banking office, or phoning our Direct Bank.

Results of a 2002 customer satisfaction survey suggest Retail Banking associates are embracing the "local bank" concept and living the essential partner vision. Customer satisfaction was significantly higher than in the previous year and research indicated that our market momentum remains strong. In 2002, a higher percentage of non-customers surveyed stated that if they were to switch financial institutions, they would choose Huntington. Those choosing to move their business to Huntington find it extremely easy with our new Switch & Go kit. Armed with this hassle-free package of materials, our Personal Bankers can help even those customers with complex banking relationships make the switch to Huntington by signing a single form.

We intensified our focus on business banking by appointing a new Business Banking Group Manager and putting in place the talented team members and programs needed to broaden Huntington's base of business customers; i.e., companies with sales up to $10 million. In addition to doubling the number of business bankers we had working with customers last year, we assigned specific relationships to them and designed a system to reward them on the basis of the growth and success of those relationships.

An entirely new job family – Business Development Leaders – was created to assist Banking Office Managers and Personal Bankers work with business clients and guide them to the appropriate products and solutions. They join office managers and others on business calls, assist in pre-call planning and educate banking office associates about business products and services.

Newly implemented "National Partnership Days" leverage the expertise of senior executives across the company, who go out each month on business calls with Business Bankers and Banking Office Managers. With full traction, the program will enhance customer acquisition and retention while generating internal and public awareness of Huntington's genuine interest in partnering with business.

People with a passion for business, combined with more team-oriented customer service and acquisition strategies, are positioning Huntington to serve more effectively our 60,000 business banking customers, and to take a generous share of the 100,000 prospective customers located near our banking offices.

Results of the structural and cultural changes made, and the new people and programs put in place in 2002, are becoming increasingly visible. To anyone familiar with Huntington's history, one thing is clear. Now, more than ever...**our size fits consumers and business owners.**



"THEY TRULY SEEM TO HAVE CHANGED."

KIRK WESTFALL

TOTAL CORE DEPOSIT GROWTH

Average balances excluding Florida



in billions
$15.5
15.0
14.5
14.0
13.5
13.0
12.5
13.0
13.0
13.5
13.8
14.0
14.7
15.1
15.0
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2001
2002

TOTAL DEPOSIT MARKET SHARE

Source: FDIC



7.0%
6.0
5.0
4.0
3.0
2.0
1.0
0.0
4.3
5.0
3.3
3.7
0.8
0.8
6.7
6.9
0.7
0.8
Ohio
Michigan
Indiana
West Virginia
Kentucky
June 2001
June 2002

: OUR VISION OF ESSENTIAL PARTNERSHIP IS SUPPORTED BY OUR BELIEFS

We believe that people, not products, are what make companies great. We believe smart and creative associates are critical to our success. We believe positive customer experiences will drive our success. We must therefore focus on every interaction with our customers.



James Stroud
Banking Office Manager

To Huntington customer Elsie Mayor of Painesville, Ohio, Mentor Banking Office Manager James Stroud is an essential partner in the truest sense of the term. Elsie, 65, suffers from lymphoma. A little over a year ago, the debilitating effects of chemotherapy forced her to quit her job of 27 years as a punch press operator in a metal stamping plant. That's when her income stopped.

"Elsie often went without eating for lack of funds," says James, "and to make matters worse, she lost her medical benefits because she couldn't fill out the complicated forms."

"I have a cataract covering my right eye, and my arthritis is so bad I can't write well," she explains. "I have no family in the area, so I felt there was no one I could turn to." Her banking relationship with Huntington turned out to be a lifeline.

"The whole idea of essential partnership is to get to know your customers better so you can serve them better," says James. "When I learned of Elsie's situation, I tried to do everything possible to help



her." James got a number of social service agencies involved in providing for her needs and helped her obtain disability income through Social Security. He got "Christmas In April" to do needed repair work on her house.

Elsie has checking and credit card accounts and a 401(k) plan with Huntington. "Everyone at the bank is friendly and helpful," she asserts. "The tellers are always happy to make out my deposit slips for me."

Despite the difficulties she faces daily, Elsie is a happy person. "As a nurse's aide many years ago, I worked with quite a few people who had incurable diseases," she says. "I learned that a positive attitude is extremely important. You have to look at the bright side of things." Not surprisingly, she has a dog named "Happy."

Elsie hardly needs to point out that James contributes tangibly to her happiness and her sense of well-being. But she does: "He often tells me: 'If you need anything at all, call me.' It's wonderful knowing he's there for me."

OUR SIZE FITS

ELSIE MAYOR





Brian Inglis

Commercial Banker

Huntington's relationship with Bortz Health Care of Warren, Michigan, owner-operator of 13 nursing homes, highlights the ability of "the local bank with national resources" to provide appropriate solutions.

Don Bortz, who runs the corporation established by his father, was locked into a large, inflexible term loan with a financial institution located in the South. Says Huntington's Brian Inglis, Vice President of Commercial Banking: *"Don struggled for five years with staggering payments and with the logistics* and communication problems inherent in dealing with a bank that was out of state and out of touch."

"They were slow returning phone calls," says Don, "and whenever we tried to go above our account *representative, it got muddy."*

The solution was a flexible $27 million credit package created by Brian and a number of his Huntington essential partners.





"It works beautifully for us," Don declares. "It consists of a term loan to finance our main debt, a capital expenditure line of credit for property improvements, and another credit line to accommodate our ongoing operational needs."

"We wanted to be the primary lender and share the deal with another bank," says Brian. "Our Syndications Department found the ideal participant for us, a 40% partner. After the closing, we worked with our Capital Markets specialists to put together a floating-for-fixed interest rate swap with the same partner, enabling the Bortz organization to lock in very favorable rates on this sizable debt. And we worked with our Residential Mortgage Division and Private Financial Group to structure and finance two jumbo mortgages for Don."

A local community connection helped us win the Bortz business. A friend of Don's who had healthcare industry experience was a member of Huntington's advisory board. "He said the Huntington people would take good care of me," Don recalls. Brian believes this recommendation was "just the personal touch Don needed to put his faith in us."

"My friend was right," Don muses. "Huntington has made banking the easiest part of my business."

OUR SIZE FITS
BORTZ HEALTH CARE



COMMERCIAL BANKING

Our Commercial Banking group made strides on many fronts in 2002, strengthening its leadership team, refining its sales processes, developing new profitability and pricing models, and formulating a sound strategy for future growth. The group's primary market focus is companies with $10 million to $500 million in sales.

Commercial Banking management views their "essential partnership" relationship with customers from both product development and customer education perspectives. It means working to assure the right combination of products and services are provided that will optimize the benefit to each customer. Product refinements and program expansions are also being explored that will enable the delivery of product offerings to a broader range of companies.

An expanded customer communication and education plan has also been developed. This will help customers understand more fully all the benefits they can gain with Huntington as their essential partner.

Significant effort was devoted in 2002 to training our commercial bankers to view customers from a relationship rather than a product perspective. Accordingly, flexible new pricing and profitability models were devised on the basis of the potential for a multifaceted partnership with the customer.

As "relationship managers," our Commercial Sales associates are becoming "general practitioners" capable of analyzing a customer's problems and, when necessary, calling in one of our product specialists. At the same time, our generalists are being coached and trained to better understand such specialized areas as loan syndications, capital markets products and interest-rate risk protection strategies.

To maximize training effectiveness and administration efficiency, we organized the Commercial Relationship Management Group, which provides strategic support, product management, sales and service coaching and performance management tools.

Our online Treasury Management Services grew more than 11% in 2002. These services are an important key to relationship building and being the primary depository bank. A broad range of customers – middle market companies, small businesses and institutional clients – takes advantage of our Treasury Management Services, now enhanced with the ability to transmit electronic images of receivables to accelerate information flow.

In 2002, we continued to increase sales of our Business Money Manager Account to business and commercial customers. This popular product saves time and administrative chores for customers by bundling the most frequently requested services – checking, money market savings, cash processing, Internet banking and account management – into one simple, individually priced package.

To provide business customers with additional financial alternatives, we expanded our equipment finance capability with the acquisition of LeaseNet Group, Inc., of Dublin, Ohio. LeaseNet specializes in the finance of high-technology equipment with a market focus on network server class products. This was the first acquisition for the Equipment Finance Division, created in late 2001 to bring national scope, expertise and business solutions to our local customers.

Having put all the pieces in place, Huntington's Commercial Banking Group is positioned for solid growth in the coming years. Today, as never before...**our size fits Commercial Banking customers.**



Kelly Hutchings
Commercial Banker

OUR SIZE FITS
THE CYBERNET GROUP

A global technology leader like the CyberNET Group can do business with any bank it chooses. Why it chose Huntington goes to the heart of the essential partnership concept.

With its world headquarters based in Grand Rapids, Michigan, CyberNET is the internationally recognized front-runner in the design, deployment and operation of information technology infrastructures necessary to put mission-critical corporate data into the hands of users. The company had been banking with an institution based in another state and had been looking at other out-of-state banks. Huntington Senior Vice President and Team Leader Calvin Hekman and Commercial Banking Vice President Kelly Hutchings heard of an opportunity to submit a proposal to CyberNET and made the initial call.

"I think what impressed them was that we were a local bank," says Kelly, "yet we were able to out-resource the competition by putting together an impressive team with expertise in the areas of debt facilities, lease facilities, treasury management, employee benefit trust and Private Financial Group products and services."

To CyberNET, Huntington couldn't be any more "local." Our West Michigan Region is headquartered just a few blocks from CyberNET's offices. Huntington Senior Vice President John Irwin, head of West Michigan Commercial Services, is confident that Kelly will do an outstanding job as manager of the Huntington-CyberNET relationship.

"The way Kelly weaved our strengths into one package and sealed it with the promise of what our client can expect gets right to the heart of what we have to offer as essential partners," says John.

Our relationship with CyberNET is also a great fit from a values standpoint. A recent CyberNET publication touches on the company's perspective on partnerships:

"Real partners recognize the long-term value that is created and the shared philosophy and ethics that establish the foundation of the partnership. (Partners) forge a relationship built around the mutual trust and shared purpose that can only be achieved between strategic partners – and friends."

"We want clients who share our values," John affirms, "and CyberNET is saying it right up front."



What holds a banker-customer relationship together through changing times, places and circumstances? Bonnie Mackenzie's answer is swift and emphatic: "Trust." Bonnie has been a customer of Huntington for twelve years.

"I began banking with Huntington when I was an accountant with a local business," she recalls. "I was a customer of the bank's Clintonville, Ohio, office. I'd take the company's receipts to the bank and the customer service representatives would take my deposits and help me with other banking needs. They were always very polite and very thorough."

A Personal Banker at that office helped Bonnie move several of her accounts from other banks to Huntington and assisted her when she became the trustee of her aunt's estate. Eventually, promotions to higher positions within the bank took this associate to Dayton, Ohio.


OUR SIZE FITS
BONNIE MAC



"When he left Columbus," says Bonnie, "I kept in touch with him because he's very honest and I trust him. He's an excellent communicator – good at explaining things to me and answering any questions I have."

Two years after the associate went to the Dayton area, providence gave Bonnie easy access to him once more. "After my husband passed away," she explains, "my daughter Elizabeth decided it was time I moved closer to her." Elizabeth lives in Troy, near Dayton, and found her mother a home there.

Now retired, Bonnie, a Huntington Private Financial Group member, relies on her long-time "Huntington connection" for advice concerning a variety of financial products and services.

Moving, especially to a new town, is not without its drawbacks. "When you've lived in one place a good while," Bonnie reflects, "you know where to go to get exactly what you want, and you know people who can do things the way you want them done. I'm having to learn those things again." Surely in the financial area, having a close friend at Huntington provides a comforting sense of continuity.

"He's very good about returning phone calls," Bonnie says, adding with a smile, "and I have his pager number if I really need him."


ENZIE

The Private Financial Group (PFG) reflects well our "local bank with national resources" capability. This group has national-caliber capabilities in investments, mutual funds, investment advisory, brokerage, insurance and trust services, which are delivered directly to their clients through local offices. PFG serves many high-net-worth clients with complex financial needs through their private banking operations. And through banking and other offices, it delivers retail brokerage services to 60,000 customers.

Benefiting from increased cross selling and a growing number of referrals from other lines of business, PFG posted customer and revenue gains in all of its basic businesses.

Huntington's proprietary family of mutual funds grew to 18 with the launch of the Situs Small Cap Fund.* Combined assets of the Huntington funds now exceed $2.7 billion. Situs and our seven other equity funds are performing and selling extremely well. In fact, all equity funds with a one-year performance record were in the top quartile** of their peer group in 2002. Huntington's funds offer important investment options which many PFG customers and employees of commercial clients channel into our rapidly growing 401(k) program. Fund performance is critical to maintaining strong partnerships with our retail and corporate customers. This is why we have seasoned individuals with exceptional track records managing our mutual funds.

In the insurance area, PFG provides protection for the full continuum of buyers – from integrated portfolios of coverage for large institutional clients to $50,000 term life plans for local banking customers. Reflecting the appeal of our product mix, sales of both money market investments and annuities were brisk in 2002.

PFG's brokerage unit, The Huntington Investment Company, had a strong year, opening a significant number of new investment accounts. We believe this reflects the higher comfort level we offer investors, particularly in uncertain times. The Huntington Investment Company's registered representatives are right there in our banking offices, always accessible to their customers. As essential partners, the representatives know their customers' goals and risk tolerances, and recommend investments in line with these factors.

Our acquisition of Haberer Registered Investment Advisor, Inc., a Cincinnati-based investment management firm, strengthened our foundation in the investment business and bolstered our ability to provide highly customized advisory service to very high-net-worth individuals, trusts and retirement plans.

In a year of uncertainty, steady growth across a range of banking, investment and insurance products speaks for itself. What it says is...**our size fits PFG customers.**

* For more complete information, including charges and expenses, please call 1-800-253-0412 for a prospectus or log on to our web site at www.huntingtonfunds.com. Please read the prospectus carefully before investing or sending money.

** Data were gathered or prepared by Lipper, Inc. Lipper data are based on prospectuses filed with the Securities and Exchange Commission, fund reports, financial reporting services and other sources believed to be authoritative, accurate and timely. Though verified, the data cannot be guaranteed by Lipper or its data sources and should be double-checked with the funds before making any investment decisions.

"Being an essential partner eliminates guesswork. You know your customers and act out of genuine concern for their needs."

JEFF ZEIGLER, HUNTINGTON INVESTMENT COMPANY TEAM LEADER



PRIVATE FINANCIAL GROUP
ASSETS UNDER MANAGEMENT & CUSTODY

At December 31. Excluding Florida



in billions
$30.0
25.0
20.0
15.0
10.0
5.0
0
23.8
21.5
20.9
26.4
26.7
1998
1999
2000
2001
2002
Managed
Custody

PRIVATE FINANCIAL GROUP
INVESTMENT SALES

Excluding Florida



in millions
$800
700
600
500
400
300
200
100
0
343
486
510
629
749
1998
1999
2000
2001
2002
Mutual Funds
Annuities

: OUR VISION OF ESSENTIAL PARTNERSHIP IS DEFINED BY OUR VALUES

We value teamwork, honest and open communication, service, accountability for our actions, diversity among our colleagues and passion for our work.



Katrina Debbink

Regional Manager of Dealer Sales

As automobile retailers go, Pat DeCastro, owner of the Kerry Automotive Group in Cincinnati, Ohio, is a big player by any method of reckoning. The Kerry organization operates six thriving automobile dealerships and a motorcycle franchise in the Cincinnati/Northern Kentucky area. The group generates more than $300 million in sales annually and has floorplan commitments in excess of $60 million. Huntington has enjoyed a solid relationship with the Kerry Group since 1995.

"The relationship began because of our 'local bank' accessibility, and it has grown because our size fits the Kerry Group's multiple financing needs," asserts Katrina Debbink, Huntington's Regional Manager of Dealer Sales. "We offered our services to Pat after the commercial lender that had his account decided to centralize credit buying operations in another state."

"Close and constant communication between my bankers and me is extremely important," says Pat. "Huntington has been the best wholesale source I've had since I've been in business, and I've been in

OUR SIZE FITS

KERRY DEALER GROUP


TRUCK
CENTER

business since 1968. Katrina and her associates handle our account on a very personal basis. And they're always there to talk to."

Pat and his people were somewhat reluctant to change lenders at first, since moving a lot of commercial credit accounts can be an expensive proposition. "We overcame their concerns," relates Katrina "by saying to them in effect: 'Try us on for size...by moving one dealership to Huntington.' Through nine months of negotiation, we won their confidence and ended up handling all of their dealerships."

Along with floorplan and real estate loans, Pat has also moved the Kerry Group's cash management and merchant services to Huntington. In addition, the bank has continued to partner with Kerry dealerships to grow indirect loan and lease business with outstandings of more than $180 million.

The Kerry-Huntington relationship is bound to grow because it's highly reciprocal. "The bank is flexible with us," says Pat, "so we *and* they can grow our business by taking advantage of whatever opportunities are out there."


KERRY

The Dealer Sales segment epitomizes Huntington's commitment to be "the local bank." We are a dominant bank lender to automobile dealers and automobile buyers in virtually all of our local markets.

We manage $7.4 billion in automobile loan and lease receivables representing 400,000 consumers, and more than $700 million in commercial loan balances to over 150 dealerships, mostly new car floor plan financing. In 2002 we originated a record $3.5 billion in receivables despite a 2% decline in new vehicle sales experienced by the industry. This clearly indicates a winning partnership solution for both our dealers and Huntington.

Credit quality of originations continued to improve due to innovative programs to reward dealers, as well as borrowers. As a result of these programs, originations in 2002 had higher average credit scores and lower loan to value ratios as compared to prior years. Additionally, a deepening relationship with our core dealer base produced higher market shares in each market, which contributed to our growth. We continued to increase product penetration and improve overall dealer relationship profitability by effectively marketing our suite of retail banking and Private Financial Group products to dealership owners and their executives.

Lastly, we continued to capitalize on the advantage of our core competencies by selectively adding new markets of originations, further enhancing our overall credit quality and profitability. New markets represented 9% of our total originations in 2002 as compared to 4% in 2001, and we expect this portion to increase to 15% of total originations in 2003.

Our mutually rewarding partnership with hometown automobile dealers dates back more than 50 years. By any standard of measurement...**our size fits automobile dealers and their customers.**

"KATRINA AND HER ASSOCIATES HANDLE OUR ACCOUNT ON A VERY PERSONAL BASIS. AND THEY'RE ALWAYS THERE TO TALK TO." PAT DeCASTRO



DEALER SALES
ANNUAL PRODUCTION

Indirect Loan/Lease Production



in billions
$3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
2.5
3.4
3.3
3.4
3.5
1998
1999
2000
2001
2002
Automobile Loans
Automobile Leases

DEALER SALES
2002 MARKET SHARE

Excluding Captives[1]

	Market Share	Position
Ohio	6%	No. 1
Kentucky	8%	No. 2
West Virginia	7%	No. 2
Indiana	4%	No. 3
Michigan	3%	No. 3

[1] GMAC, Ford Motor Credit and DaimlerChrysler Financial Services.

: OUR VISION OF ESSENTIAL PARTNERSHIP IS REALIZED THROUGH FULFILLMENT OF OUR PROMISES

We promise to know our customers, their communities and their expectations of us. We will take personal responsibility for giving our customers the best service with each interaction. We will retain, attract and develop the best associates in every community we serve. We will empower and equip our associates to provide experiences that cultivate lifetime customers every day. We will encourage and reward creative solutions that serve our customers' needs. We will remove barriers that get in the way of our purpose.





Reggie Thomas

Senior Community Development Specialist

Being the "local bank" means more to Huntington than providing personalized service to local retail and commercial customers. It also means investing in what's important to the local community – investing to broaden the range of available business opportunities, and investing to enrich the quality of life in older neighborhoods.

"In view of our philosophy," says Reggie Thomas, Huntington Senior Community Development Specialist, "it's fitting that we took the lead in supporting (Columbus, Ohio) Mayor Michael Coleman's Partnership for America's 21st Century City." The Huntington Hometown Partnership is a direct response to the 21st Century City initiative. Mayor Coleman praised the bank for being the first to "step up to the table."

Mark Barbash, Director of Development for the City of Columbus, notes that "Huntington not only committed to the partnership quickly but agreed to increase significantly its lending and community development activities."





Of Huntington's $275 million, 5-year total commitment, $125 million is earmarked for home mortgage and home improvement loans in low-to-moderate-income neighborhoods. Another $125 million will go for small business loans. And the balance will finance participation in city-sponsored projects in such areas as economic development, housing and job creation. Along with the size of our financial commitment, Mark is impressed by the solid internal support the Huntington Hometown Partnership is getting. "It's not just the leadership of the bank," he observes, "it's the people in every division of the bank who are really committed to making it work."

"The internal partnership team has people from every relevant division and department," says Reggie, "from mortgage lenders and small business bankers to community affairs and marketing specialists. We meet twice a month to discuss what's going well and what could be going better. We closely monitor the numbers to make sure we're living up to the commitment we're charged with carrying out."

One other aspect of the Huntington Hometown Partnership is worth noting. The bank didn't simply renew or expand its lending programs in existing neighborhoods. It addressed the problems of older, needier neighborhoods. As Mark puts it, "Huntington embraced the whole partnership – not just the easy deals but the tough deals as well."

OUR SIZE FITS THE CITY OF COLUMBUS



Huntington's commitment to be an essential partner of each community it serves was evident in every region. Historically high levels of volunteerism, event sponsorship and community investment helped to position Huntington as the local bank of choice for many new retail and corporate customers.

Individually, Huntington associates find ways to support the communities they call home. They enrich the lives of their neighbors through participation in every social, cultural, civic and charitable activity imaginable – from serving on non-profit boards...to heading local fund drives...to preparing meals at homeless shelters...to coaching sports teams...to working as hospital volunteers.

Our corporate involvement in community affairs is no less vigorous. In Grand Rapids, Michigan, for example, we're the only bank providing Michigan State Housing Development Authority loans to low-to-moderate-income (LMI) borrowers. And we're one of the state's largest holders of Individual Development Accounts – matched savings accounts designed to help low-income families accumulate a few thousand dollars for high-return investments in education, job training, homeownership or small-business start-up.

Through a partnership with the Peyton Manning Peyback Foundation, our Indiana Region develops financial literacy materials for classroom use and sponsors a variety of community events to raise substantial sums for financial literacy initiatives.

Our Southern Ohio/Northern Kentucky Region supports "Accounting For Kids," the non-profit organization that acquaints children with financial concepts in a fun, interactive way, and inspires financial professionals to mentor youngsters, teaching them what banking is all about. Huntington also sponsors and participates in Cincinnati's Runaway Slave Program, a component of Corridor of Courage. This is a unique arts-based program in which the public and students learn about the Underground Railroad through dramatic participation as a group of runaways.

By far the most ambitious undertaking we launched in 2002 was the Huntington Hometown Partnership, created in conjunction with Columbus Mayor Michael Coleman's Partnership for America's 21st Century City. Under terms of this broad-scope initiative, Huntington is committed to providing $275 million in loans and investments in targeted LMI neighborhoods over five years. While the framework for the Huntington Hometown Partnership was developed to meet specific needs of targeted Columbus neighborhoods, our vision is to make it a model adaptable to other communities we serve.

Whether our banking office is in a rural village or a bustling metro area, local citizens can look to Huntington for community involvement and leadership. We're growing in every market because...**our size fits our communities.**

"HUNTINGTON EMBRACED THE WHOLE PARTNERSHIP – NOT JUST THE EASY DEALS BUT THE TOUGH DEALS AS WELL." MARK BARBASH



HUNTINGTON BANCSHARES
ANNUAL COMMUNITY CONTRIBUTION

Huntington annually contributes between 1% and 2% of its pre-tax income to programs, services and organizations, supporting:



Education : 25%
Health and Human Services : 35%
Arts and Culture : 20%
Civic and Community Development : 20%

: OUR VISION OF ESSENTIAL PARTNERSHIP IS ROOTED IN THE CONVICTION THAT OUR GREATEST ACHIEVEMENTS LIE AHEAD

"I like the dreams of the future better than the history of the past." – Thomas Jefferson

Huntington views its operations as three distinct lines of business: Regional Banking, Dealer Sales and the Private Financial Group. Key financial measures, on an operating basis, and profiles by line of business are shown below.

REGIONAL BANKING

Key Financial Measures

in thousands, except ratios	2002	2001
Operating Revenues	$ 872,757	$ 889,079
Operating Earnings	111,972	174,292
Total Loans (December 31,)	12,682,427	11,754,926

RETAIL BANKING PROFILE

: Customer base comprised of 1,000,000 households and small businesses.

: Products and services include home equity loans, first mortgage loans, installment loans, small business loans and deposit products, as well as cash management, investment and insurance services.

COMMERCIAL BANKING PROFILE

: Customer base comprised of middle-market and larger corporations with annual sales of $10-$500 million headquartered in our marketplace.

: Products and services include commercial and industrial loans, commercial construction financing, equipment leasing, deposit products, cash management and international trade services, as well as alternative financing solutions through the bank's Capital Markets group.

PRIVATE FINANCIAL GROUP

Key Financial Measures

in thousands, except ratios	2002	2001
Operating Revenues	$ 144,220	$ 128,309
Operating Earnings	25,858	22,019
Total Loans (December 31,)	1,061,528	762,771

BUSINESS PROFILE

: $8.5 billion of assets under management, including 18 Huntington Funds (Huntington's proprietary mutual fund family).

: Products and services include personal, institutional and corporate trust; asset management; investment advisory and brokerage services; insurance and private banking.

DEALER SALES

Key Financial Measures

in thousands, except ratios	2002	2001
Operating Revenues	$ 247,291	$ 246,620
Operating Earnings	61,580	68,180
Total Loans (December 31,)	7,022,059	6,239,117

BUSINESS PROFILE

: Automobile lending activities and relationships with approximately 3,000 automobile dealers in Huntington's five banking states, plus Arizona, Florida, Georgia, Pennsylvania and Tennessee.

: Products and services include indirect consumer loans and leases, as well as dealer floor plan and other commercial financing.

LOAN PORTFOLIO COMPOSITION BY LINE OF BUSINESS

at December 31, 2002


Regional Banking (61%)
Dealer Sales (34%)
Private Financial Group (5%)

NET INCOME BY LINE OF BUSINESS[1]

2002 Full Year


Regional Banking (56%)
Dealer Sales (31%)
Private Financial Group (13%)

[1] Operating basis and before treasury/other allocations

: DIRECTORS AND MANAGERS

BOARD OF DIRECTORS

Raymond J. Biggs
Private Investor; Retired Chairman and Chief Executive Officer, Huntington Bancshares Michigan, Inc.
Joined Board: 2002
Age: 65

Don M. Casto III
Principal, CASTO
Joined Board: 1985
Age: 58

John B. Gerlach, Jr.
Chairman, President and Chief Executive Officer, Lancaster Colony Corporation
Joined Board: 1999
Age: 48

Patricia T. Hayot
Head of Columbus School for Girls
Joined Board: 1996
Age: 57

Thomas E. Hoaglin
Chairman, President and Chief Executive Officer, Huntington Bancshares Incorporated
Joined Board: 2001
Age: 53

Wm. J. Lhota
Principal, LHOTA SERVICES; Retired President – Energy Delivery, American Electric Power; Retired Executive Vice President, American Electric Power Service Corp.
Joined Board: 1990
Age: 63

Robert H. Schottenstein
Vice Chairman and President, M/I Schottenstein Homes, Inc.
Joined Board: 1997
Age: 50

George A. Skestos
Private Investor; Retired Chairman, Homewood Corporation
Joined Board: 1995
Age: 75

Lewis R. Smoot, Sr.
President and Chief Executive Officer, The Smoot Corporation
Joined Board: 1995
Age: 69

Timothy P. Smucker
Chairman and Co-Chief Executive Officer, The J.M. Smucker Company
Joined Board: 1978
Age: 58

MANAGEMENT COMMITTEE

Thomas E. Hoaglin
Chairman, President and Chief Executive Officer

Ronald C. Baldwin
Vice Chairman, Regional Banking

Michael J. McMennamin
Vice Chairman, Chief Financial Officer and Treasurer

Richard A. Cheap
General Counsel and Secretary

Daniel B. Benhase
Executive Vice President, Private Financial Group

Mark A. DeLong
Executive Vice President and Chief Operational Risk Officer

Wilton W. Dolloff
Executive Vice President, Operations and Technology Services

Catherine H. Malear
Executive Vice President, Human Resources

Mary W. Navarro
Executive Vice President, Retail Banking

Nicholas G. Stanutz
Executive Vice President, Dealer Sales

REGION PRESIDENTS



Indiana
Dennis L. Bassett
201 N. Illinois St., Suite 1800
Indianapolis, IN 46204
(317) 237-2533
dennis.bassett@huntington.com



Western Michigan
James E. Dunlap
50 Monroe Ave. NW
Grand Rapids, MI 49503
(616) 235-5999
jim.dunlap@huntington.com



Northern Ohio
Daniel E. Klimas
917 Euclid Ave.
Cleveland, OH 44115
(216) 515-6748
dan.klimas@huntington.com



Central Ohio/
West Virginia
James E. Kunk
41 South High St.
Columbus, OH 43215
(614) 480-4571
james.kunk@huntington.com



Eastern Michigan
Bruce E. Nyberg
801 West Big Beaver Rd.
Suite 600
Troy, MI 48084
(248) 269-2037
bruce.nyberg@huntington.com



Southern Ohio/
Kentucky
R. Michael Prescott
105 E. 4th St., Suite 200A
Cincinnati, OH 45202
(513) 762-1880
michael.prescott@huntington.com

2002 CASH DIVIDEND DATA

QUARTER	RECORD DATE	PAYMENT DATE	PER COMMON SHARE AMOUNT
1st	March 15, 2002	April 1, 2002	$ 0.16
2nd	June 14, 2002	July 1, 2002	0.16
3rd	September 20, 2002	October 1, 2002	0.16
4th	December 20, 2002	January 2, 2003	0.16

ANTICIPATED 2003 DIVIDEND PAYABLE DATES*

April 1, 2003	July 1, 2003	October 1, 2003	January 2, 2004

*Subject to action by Board of Directors.

COMMON STOCK PRICE(1)

	2002	2001	2000	1999	1998	1997
High	$ 21.77	$ 19.28	$ 21.82	$ 30.89	$ 28.55	$ 29.21
Low	16.00	12.63	12.52	19.49	18.18	17.08
Close	18.71	17.19	16.19	21.71	24.85	27.05

(1)Restated for stock dividends and stock splits as applicable.

20-YEAR DIVIDEND HISTORY

	CASH DIVIDENDS DECLARED(1)	STOCK DIVIDEND/SPLITS	DISTRIBUTION DATE OF STOCK DIVIDEND/SPLIT		CASH DIVIDENDS DECLARED(1)	STOCK DIVIDEND/SPLITS	DISTRIBUTION DATE OF STOCK DIVIDEND/SPLIT
1983	$ 0.11	10% Stock Dividend	8-25-83	1993	$ 0.35	10% Stock Dividend	7-30-93
1984	0.12	10% Stock Dividend	8-24-84	1994	0.43	5/4 Stock Split	7-29-94
1985	0.14	2/1 Stock Split	7-31-85	1995	0.48	5% Stock Dividend	7-31-95
1986	0.15	10% Stock Dividend	7-31-86	1996	0.52	10% Stock Dividend	7-31-96
1987	0.17	10% Stock Dividend	7-31-87	1997	0.57	10% Stock Dividend	7-31-97
1988	0.18	5/4 Stock Split	7-31-88	1998	0.63	10% Stock Dividend	7-31-98
1989	0.21	15% Stock Dividend	7-31-89	1999	0.69	10% Stock Dividend	7-30-99
1990	0.24	10% Stock Dividend	7-31-90	2000	0.76	10% Stock Dividend	7-31-00
1991	0.27	5% Stock Dividend	7-31-91	2001	0.72	N/A	N/A
1992	0.29	5/4 Stock Split	7-31-92	2002	0.64	N/A	N/A

(1)Restated for stock dividends and stock splits as applicable.

10-YEAR TOTAL RETURN TO SHAREHOLDERS December 31, 1992 to December 31, 2002 (Assumes initial investment of $1,000 and reinvestment of all dividends)


$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
$2,691
$2,440

10-Year Compound Average Annual Total Return: Huntington 10.4% S&P 500 9.3%

FORWARD-LOOKING STATEMENT DISCLOSURE

This annual report contains forward-looking statements, including certain plans, expectations, goals and projections that are subject to numerous assumptions, risks and uncertainties. Actual results could differ materially from those contained in or implied by Huntington's statements due to a variety of factors including, but not limited to, those described under the heading "Business Risks" in Huntington's Form 10-K for the year ended December 31, 2002, and other factors described from time to time in Huntington's other filings with the Securities and Exchange Commission.

2002

FINANCIAL INFORMATION

HUNTINGTON BANCSHARES INCORPORATED

Table 1 — Selected Financial Data

(in thousands of dollars, except per share amounts)	2002	2001	2000	1999	1998	1997
	Year Ended December 31,					
Summary of Operations						
Total interest income	**$ 1,531,585**	$ 1,939,519	$ 2,108,505	$ 2,026,002	$ 1,999,364	$ 1,981,473
Total interest expense	**547,783**	943,337	1,166,073	984,240	978,271	954,243
Net interest income	**983,802**	996,182	942,432	1,041,762	1,021,093	1,027,230
Provision for loan and lease losses	**227,340**	308,793	90,479	88,447	105,242	107,797
Securities gains	**4,902**	723	37,101	12,972	29,793	7,978
Gain on sale of Florida operations	**175,344**	—	—	—	—	—
Merchant Services gain	**24,550**	—	—	—	—	—
Gains on sale of credit card portfolios	**—**	—	—	108,530	9,530	—
Non-interest income	**480,015**	508,757	456,458	452,073	398,877	334,861
Non-interest expense	**795,864**	923,530	835,617	815,328	823,929	751,945
Restructuring and other special charges	**56,184**	99,957	50,000	96,791	90,000	51,163
Income before income taxes	**589,225**	173,282	459,895	614,771	440,122	459,164
Income taxes	**226,000**	(5,239)(1)	131,449	192,697	138,354	166,501
Net Income	**$ 363,225**	$ 178,521	$ 328,446	$ 422,074	$ 301,768	$ 292,663
Per Common Share (2)						
Net income						
Basic	**$1.50**	$0.71	$1.32	$1.66	$1.18	$1.15
Diluted	**1.49**	0.71	1.32	1.65	1.17	1.14
Cash dividends declared	**0.64**	0.72	0.76	0.68	0.62	0.56
Book value at year-end	**9.89**	9.62	9.43	8.67	8.43	7.94
Balance Sheet Highlights						
Total assets at year-end	**$27,578,710**	$28,500,159	$28,599,377	$29,036,953	$28,296,336	$26,730,540
Total long-term debt at year-end	**788,678**	927,330	845,976	697,677	697,359	403,388
Average long-term debt (3)	**898,128**	860,637	810,543	697,523	567,938	409,379
Average shareholders' equity	**2,307,475**	2,381,820	2,279,230	2,146,735	2,064,241	1,893,788
Average assets	**26,035,530**	28,137,172	28,720,508	28,739,450	26,891,558	25,150,659
Key Ratios and Statistics						
Margin Analysis—As a % of Average Earning Assets (4):						
Interest income	**6.51%**	7.79%	8.31%	7.97%	8.33%	8.52%
Interest expense	**2.32**	3.77	4.58	3.86	4.05	4.08
Net Interest Margin	**4.19%**	4.02%	3.73%	4.11%	4.28%	4.44%
Return on average assets	**1.40%**	0.63%	1.14%	1.47%	1.12%	1.16%
Return on average shareholders' equity	**15.7**	7.5	14.4	19.7	14.6	15.4
Dividend payout ratio (5)	**43.0**	101.4	57.6	41.8	53.9	50.0
Average shareholders' equity to average assets	**8.86**	8.47	7.94	7.47	7.68	7.53
Tangible equity to assets (period-end)	**7.62**	6.12	5.79	5.34	5.25	6.66
Tier I risk-based capital ratio	**8.69**	7.24	7.19	7.52	7.10	8.83
Total risk-based capital ratio	**11.60**	10.29	10.46	10.72	10.73	11.68
Tier I leverage ratio	**8.89%**	7.41%	6.93%	6.72%	6.37%	7.77%
Full-time equivalent employees	**8,177**	9,743	9,693	9,516	10,159	9,485
Domestic banking offices	**343**	481	508	515	529	452

(1) Reflects a $32.5 million reduction related to the issuance of $400 million of REIT subsidiary preferred stock, of which $50 million was issued to the public.

(2) Adjusted for stock splits and stock dividends, as applicable.

(3) Excludes capital securities and Federal Home Loan Bank advances.

(4) Presented on a fully taxable equivalent basis assuming a 35% tax rate.

(5) Based on diluted earnings per share and not adjusted for stock splits or stock dividends.

Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

The following discussion and analysis provides investors and others with information that management believes to be necessary for an understanding of Huntington's financial condition, changes in financial condition, results of operations, and cash flows, and should be read in conjunction with the financial statements, notes, and other information contained in this document.

Huntington Bancshares Incorporated (Huntington) is a multi-state diversified financial services company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Through its subsidiaries, Huntington is engaged in providing full-service commercial and consumer banking services, mortgage banking services, automobile financing, equipment leasing, investment management, trust services, and discount brokerage services, as well as underwriting credit life and disability insurance, and selling other insurance and financial products and services. Huntington's banking offices are located in Ohio, Michigan, Indiana, Kentucky, and West Virginia. Selected financial services are also conducted in other states including Arizona, Florida, Georgia, Maryland, New Jersey, Pennsylvania, and Tennessee. Huntington also has a foreign office in the Cayman Islands and a foreign office in Hong Kong. The Huntington National Bank (the Bank) is Huntington's only bank subsidiary.

Forward-Looking Statements

This report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements about Huntington. These include descriptions of products or services, plans, or objectives of management for future operations, and forecasts of revenues, earnings, cash flows, or other measures of economic performance. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.

By their nature, forward-looking statements are subject to numerous assumptions, risks, and uncertainties. A number of factors could cause actual conditions, events, or results to differ significantly from those described in the forward-looking statements. These factors include, but are not limited to, those set forth under the heading "Business Risks" included in Item 1 of Huntington's Annual Report on Form 10-K and other factors described from time to time in other filings with the Securities and Exchange Commission.

Management encourages readers of this report to understand forward-looking statements to be strategic objectives rather than absolute forecasts of future performance. Forward-looking statements speak only as of the date they are made. Huntington does not update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events.

Critical Accounting Policies

Note 1 to the consolidated financial statements included in this Annual Report lists significant accounting policies used in the development and presentation of Huntington's financial statements. This discussion and analysis, the significant accounting policies, and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of the organization, its financial position, results of operations, and cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires Huntington's management to establish critical accounting policies and make accounting estimates, assumptions, and judgments that affect amounts recorded and reported in its financial statements. An accounting estimate requires assumptions about uncertain matters that could have a material effect on the financial statements of Huntington if a different amount within a range of estimates were used or if estimates changed from period to period. Readers of this report should understand that estimates are made under facts and circumstances at a point in time and changes in those facts and circumstances could produce actual results that differ from when those estimates were made. Huntington's management has identified the following as the most significant accounting estimates and their related application:

- Estimated credit losses inherent in the loan and lease portfolio for the establishment of the allowance for loan and lease losses, including estimated future contractual cash flows of certain commercial and commercial real estate loans for evaluation of impairment of loans,
- Estimated residual values of automobiles and equipment related to recording lease receivables and recognition of income on leases,

- Estimated fair values of loan servicing rights and retained interests in securitizations, including estimates of amounts and timing of future cash flows of loans, cash flows for costs of servicing these loans, amounts and timing of credit losses and prepayments of principal, and appropriate discount rate, for the initial recognition of these assets, amount of amortization that is recognized, and the assessment of these assets periodically for impairment,
- Estimated discount rate, the expected return on retirement plan assets, the rate of compensation expense increase, and the health care cost trend rates used in determining Huntington's projected benefit obligations, the fair value of retirement and other plan assets, and the related benefit cost,
- Estimated fair values of Huntington's businesses that were used by management periodically to assess goodwill and other intangibles for impairment, and
- Estimated fair value for all derivative financial instruments used to hedge fair values or cash flows.

Special Purpose Entities (SPEs)

Huntington established two securitization trusts, or SPEs, in 2000. These two trusts had total assets of approximately $1.2 billion and $1.3 billion at December 31, 2002 and 2001, respectively. In the securitization transactions, indirect automobile loans that Huntington originated were sold to these trusts. Under current GAAP, these trusts are not required to be consolidated in Huntington's financial statements. As such, the loans and the debt within the trusts are not included on Huntington's balance sheets at December 31, 2002 and 2001. See Note 9 to the consolidated financial statements for more information regarding securitized loans.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities.* This Interpretation of Accounting Research Bulletin No. 51 (ARB 51), *Consolidated Financial Statements*, addresses consolidation by business enterprises where ownership interests in an entity may vary over time or, in many cases, special-purpose entities (SPEs). To be consolidated for financial reporting, these entities must have certain characteristics. ARB 51 requires that an enterprise's consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. An enterprise that holds significant variable interests in such an entity, but is not the primary beneficiary, is required to disclose certain information regarding its interests in that entity. This Interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds an interest that it acquired before February 1, 2003. It also applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. This Interpretation may be applied (1) prospectively with a cumulative-effect adjustment as of the date on which it is first applied, or (2) by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

Huntington is reviewing the implications of Interpretation No. 46 and is considering the adoption methods permitted. Management believes that the only impact of adoption will be the consolidation of one of the securitization trusts formed in 2000. The consolidation of that securitization trust will involve the recognition of the trust's net assets, which, at December 31, 2002, included $1,020 million of indirect automobile loans, $100 million of cash, and $1,000 million of secured debt obligations with an interest rate based on commercial paper rates. Adoption will also eliminate the retained interest in that securitization trust and its servicing asset related to the loans in the trust, with carrying values at the end of 2002 of $152 million and $12 million, respectively. The impact to Huntington's equity and results of operations will depend on the method of transition adopted under this new interpretation. Huntington will adopt this new standard no later than the end of the third quarter of 2003.

Derivatives and Other Off Balance Sheet Arrangements

Huntington uses a variety of derivatives, principally interest rate swaps, in its asset and liability management activities to mitigate the risk of adverse interest rate movements on either cash flows or market value of certain assets and liabilities.

Like other financial organizations, Huntington uses various commitments in the ordinary course of business that, under GAAP, are not recorded in the financial statements. Specifically, Huntington makes various commitments to extend credit to customers, to sell loans, and to maintain obligations under operating-type noncancelable leases for its facilities.

Derivatives are discussed under the "Interest Rate Risk Management" section of this report and in Note 17 to the consolidated financial statements. Information regarding commitments can be found in Note 20 to the consolidated financial statements.

Related Party Transactions

Various directors and executive officers of Huntington, and entities affiliated with those directors and executive officers, are customers of Huntington's subsidiaries. All transactions with Huntington's directors and executive officers and their affiliates are conducted in the ordinary course of business under normal credit terms, including interest rate and collateralization, and do not represent more than the normal risk of collection. At December 31, 2002 and 2001, the total amount of their indebtedness to Huntington was $95.6 million and $133.8 million, respectively. A summary of the aggregate activity of this indebtedness can be found in Note 8 to the consolidated financial statements. All other related party transactions, including those reported in Huntington's 2003 Proxy Statement and transactions subsequent to December 31, 2002, were considered immaterial to its financial condition, results of operations, and cash flows.

Common Share Repurchase Programs

Early in 2002, Huntington announced a share repurchase program authorizing the repurchase of up to 22 million shares. Through the end of December 2002, 19.2 million shares of common stock at a cost of $370.0 million had been repurchased under this program. Huntington repurchased an additional 0.2 million shares in 2003 under this authorization. Subsequently, on January 16, 2003, Huntington announced a new share repurchase program of 8 million shares, canceling the 2.6 million shares remaining under the prior authorization. Huntington expects to use this new authorization to complete the purchase of the 2.6 million shares remaining for repurchase under the prior program with subsequent purchases made from time to time as deemed appropriate. Repurchased shares will be reserved for reissue in connection with Huntington's dividend reinvestment and employee benefit plans, as well as for acquisitions and other corporate purposes.

Significant Credit Actions

In the fourth quarter of 2002, Huntington initiated two credit actions associated with commercial and commercial real estate loans. The first was the sale of $47.2 million in non-performing assets with $21.4 million of related charge-offs. The second action was the full charge-off of a $29.9 million credit exposure to a single health care finance company. This credit was identified as a non-performing loan and subsequently charged-off, all within the fourth quarter of 2002. These credit actions had no earnings impact, as existing loss reserve levels were sufficient to absorb the combined $51.3 million in charge-offs. As a result, the allowance for loan and lease losses as a percentage of total loans and leases at December 31, 2002, declined to 1.76% from 2.00% at September 30, 2002, and the non-performing asset (NPA) coverage ratio (loan and lease loss reserve as a percent of NPAs) improved to 269% from 191% at the end of the third quarter.

OVERVIEW

Reported Earnings

Huntington reported net income of $363.2 million, or $1.49 per common share (diluted), in 2002, compared with $178.5 million, or $0.71 per common share, in 2001, and $328.4 million, or $1.32 per common share, in 2000. Return on average common equity (ROE) and average assets (ROA) for 2002 were 15.7% and 1.40%, respectively, compared with 7.5% and 0.63%, respectively, in 2001, and 14.4% and 1.14%, respectively, in 2000. See Table 1 entitled Selected Financial Data and Table 2 for Huntington's annual income statements for the recent six years.

Table 2 — Selected Annual Income Statements (Reported Basis)

	Year Ended December 31,					
(in thousands of dollars, except per share amounts)	**2002**	2001	2000	1999	1998	1997
Total interest income	**$1,531,585**	$1,939,519	$2,108,505	$2,026,002	$1,999,364	$1,981,473
Total interest expense	**547,783**	943,337	1,166,073	984,240	978,271	954,243
Net Interest Income	**983,802**	996,182	942,432	1,041,762	1,021,093	1,027,230
Provision for loan and lease losses	**227,340**	308,793	90,479	88,447	105,242	107,797
Net Interest Income After Provision for Loan and Lease Losses	**756,462**	687,389	851,953	953,315	915,851	919,433
Service charges on deposit accounts	**152,521**	164,052	160,727	156,315	126,403	117,852
Brokerage and insurance	**66,843**	79,034	61,871	52,076	36,710	27,084
Trust services	**62,051**	60,298	53,613	52,030	50,754	48,102
Mortgage banking	**47,989**	59,148	38,025	56,890	60,006	55,715
Bank owned life insurance	**46,005**	38,241	39,544	37,560	28,712	—
Other service charges and fees	**42,888**	48,217	43,883	37,301	29,202	22,705
Other	**61,718**	59,767	58,795	59,901	67,090	63,403
Total Non-Interest Income Before Gain on Sale of Florida Operations, Merchant Services Gain, Credit Card Portfolio, and Securities Gains	**480,015**	508,757	456,458	452,073	398,877	334,861
Gain on sale of Florida operations	**175,344**	—	—	—	—	—
Merchant Services gain	**24,550**	—	—	—	—	—
Gains on sale of credit card portfolio	—	—	—	108,530	9,530	—
Securities gains	**4,902**	723	37,101	12,972	29,793	7,978
Total Non-Interest Income	**684,811**	509,480	493,559	573,575	438,200	342,839
Personnel costs	**440,760**	478,640	421,750	419,901	428,539	392,793
Equipment	**68,323**	80,560	78,069	66,666	62,040	57,867
Outside data processing and other services	**67,368**	69,692	62,011	62,886	74,795	66,683
Net occupancy	**60,264**	77,184	75,882	62,169	54,123	49,509
Marketing	**27,911**	31,057	34,884	32,506	32,260	32,782
Professional services	**25,777**	23,879	20,819	21,169	25,160	24,931
Telecommunications	**22,661**	27,984	26,225	28,519	29,429	21,527
Printing and supplies	**15,198**	18,367	19,634	20,227	23,673	21,584
Franchise and other taxes	**9,456**	9,729	11,077	14,674	22,103	19,836
Amortization of intangible assets	**2,019**	41,225	39,207	37,297	25,689	13,019
Other	**56,127**	65,313	46,059	49,314	46,118	51,414
Total Non-Interest Expense Before Special Charges	**795,864**	923,630	835,617	815,328	823,929	751,945
Special charges	**56,184**	99,957	50,000	96,791	90,000	51,163
Total Non-Interest Expense After Special Charges	**852,048**	1,023,587	885,617	912,119	913,929	803,108
Income Before Income Taxes	**589,225**	173,282	459,895	614,771	440,122	459,164
Income taxes	**226,000**	(5,239)(1)	131,449	192,697	138,354	166,501
Net Income	**$ 363,225**	$ 178,521	$ 328,446	$ 422,074	$ 301,768	$ 292,663
Per Common Share						
Net Income						
Basic	**$1.50**	$0.71	$1.32	$1.66	$1.18	$1.15
Diluted	**1.49**	0.71	1.32	1.65	1.17	1.14
Cash dividends declared	**0.64**	0.72	0.76	0.68	0.62	0.56
Net Interest Income—Fully Taxable Equivalent (FTE)						
Net Interest Income	**$ 983,802**	$ 996,182	$ 942,432	$1,041,762	$1,021,093	$1,027,230
Tax Equivalent Adjustment (2)	**5,205**	6,352	8,310	9,423	10,307	11,864
Net Interest Income—FTE	**$ 989,007**	$1,002,534	$ 950,742	$1,051,185	$1,031,400	$1,039,094

(1) Reflects a $32.5 million reduction related to the issuance of $400 million of REIT subsidiary preferred stock, of which $50 million was issued to the public.

(2) Calculated assuming a 35% tax rate.

Fully taxable equivalent net interest income in 2002 declined from 2001 levels by $13.5 million. This decline was attributable to a $364 million decline in interest income on loans and leases, only partially offset by lower levels of interest expense. The decrease in interest income on loans and leases was due to a $982 million decline in the average balances and a decrease in the average yield earned to 6.60% in 2002 from 8.01% in 2001. The decline in average balances was due to the sale of loans as a result of the divestiture of Huntington's Florida banking operations, partially offset by loan growth during 2002. Average deposits fell $2.2 billion reflecting the sale of Florida-related deposits.

Fully taxable net interest income increased by $51.8 million from 2000 to 2001. This increase was primarily attributable to a higher net interest margin, which was 4.02% in 2001, up from 3.73% in 2000. The net interest margin increased as rates on interest bearing liabilities declined more rapidly than yields on earning assets reflecting decreases in overall interest rate levels during 2001. Huntington's average balance sheets, interest income and expense, and a detailed analysis of its net interest margin for the past six years on a reported basis can be found in Table 4.

Table 3 shows changes in fully taxable equivalent interest income, interest expense, and net interest income due to volume and rate variances for major categories of earning assets and interest-bearing liabilities. The change in interest not solely due to changes in volume or rates has been allocated in proportion to the absolute dollar amounts of the change in volume and rate.

Table 3 — Change in Net Interest Income Due to Changes in Average Volume and Interest Rates (Reported Basis)

	2002			2001		
	Increase (Decrease) From Previous Year Due To:			Increase (Decrease) From Previous Year Due To:		
Fully Taxable Equivalent Basis [1] (in millions of dollars)	Volume	Yield/ Rate	Total	Volume	Yield/ Rate	Total
Loans and leases	$ (75.8)	$(288.3)	$(364.1)	$ 41.3	$(157.0)	$(115.7)
Securities	(20.9)	(15.8)	(36.7)	(83.9)	13.5	(70.4)
Other earning assets	(3.8)	(4.4)	(8.2)	19.3	(4.0)	15.3
Total earning assets	(100.5)	(308.5)	(409.0)	(23.3)	(147.5)	(170.8)
Deposits	(90.3)	(177.6)	(267.9)	(26.3)	(97.9)	(124.2)
Short- and medium-term borrowings	(16.4)	(96.8)	(113.2)	(34.9)	(49.9)	(84.8)
Long-term debt	7.9	(22.3)	(14.4)	3.9	(17.5)	(13.6)
Total interest-bearing liabilities	(98.8)	(296.7)	(395.5)	(57.3)	(165.3)	(222.6)
Net interest income	$ (1.7)	$ (11.8)	$ (13.5)	$ 34.0	$ 17.8	$ 51.8

(1) Calculated assuming a 35% tax rate.

At December 31, 2002, total assets were $27.6 billion, down from $28.5 billion at December 31, 2001. This decline primarily reflected the $2.8 billion of loans and other tangible assets sold with the Florida banking operations as discussed previously, partially offset by growth in residential mortgages and home equity loans and lines of credit. Total deposits were $17.5 billion, down from $20.2 billion a year earlier. Deposits of $4.8 billion sold in Florida were mitigated by strong core deposit growth during 2002, particularly in interest bearing demand accounts, and growth in brokered and negotiable certificates of deposit.

Table 4 — Consolidated Average Balance Sheets and Net Interest Margin Analysis (Reported Basis)

(in millions of dollars)	Average Balance					
Fully Taxable Equivalent Basis (1)	2002	2001	2000	1999	1998	1997
Assets						
Interest bearing deposits in banks	$ 33	$ 7	$ 6	$ 9	$ 10	$ 9
Trading account securities	7	25	15	13	11	10
Federal funds sold and securities purchased under resale agreements	72	107	87	22	229	44
Mortgages held for sale	322	360	109	232	289	131
Securities: (2)						
Taxable	2,859	3,144	4,316	4,885	4,896	5,351
Tax exempt	135	174	273	297	247	264
Total Securities	2,994	3,318	4,589	5,182	5,143	5,615
Loans and leases:						
Commercial loans and leases	5,676	6,647	6,446	6,128	5,629	5,302
Real estate						
Construction (3)	1,217	1,221	1,184	1,000	764	797
Commercial	2,379	2,340	2,187	2,235	2,304	2,250
Consumer						
Automobile leases	3,166	3,204	2,969	2,361	1,769	1,488
Automobile loans—Indirect	2,773	2,697	2,982	3,432	3,249	3,081
Home equity	3,087	3,399	2,991	2,345	1,935	1,644
Residential mortgage (3)	1,444	1,052	1,382	1,489	1,365	1,527
Other loans	425	589	528	1,099	1,419	1,492
Total consumer	10,895	10,941	10,852	10,726	9,737	9,232
Total loans and leases	20,167	21,149	20,669	20,089	18,434	17,581
Allowance for loan and lease losses	410	344	303	301	280	252
Net loans and leases	19,757	20,805	20,366	19,788	18,154	17,329
Total earning assets / interest income / average rates	23,595	24,966	25,475	25,547	24,116	23,390
Cash and due from banks	757	912	1,008	1,039	975	910
Intangible assets	293	736	709	682	487	250
All other assets	1,801	1,867	1,832	1,772	1,594	853
Total Assets	$26,036	$28,137	$28,721	$28,739	$26,892	$25,151
Liabilities and Shareholders' Equity						
Core deposits						
Non-interest bearing deposits	$ 2,902	$ 3,304	$ 3,421	$ 3,497	$ 3,287	$ 2,774
Interest bearing demand deposits	5,161	5,005	4,291	4,097	3,585	3,204
Savings deposits	2,853	3,478	3,563	3,740	3,277	3,056
Other domestic time deposits	4,349	5,883	5,872	5,823	6,291	5,857
Total core deposits	15,265	17,670	17,147	17,157	16,440	14,891
Domestic time deposits of $100,000 or more	851	1,280	1,502	1,449	1,688	1,557
Brokered time deposits and negotiable CDs	731	128	502	238	182	365
Foreign time deposits	337	283	539	363	103	382
Total deposits	17,184	19,361	19,690	19,207	18,413	17,195
Short-term borrowings	2,128	2,325	1,966	2,549	2,084	2,826
Medium-term notes	1,865	2,024	2,894	3,122	2,903	1,983
Federal Home Loan Bank advances	279	19	13	5	53	117
Subordinated notes and other long-term debt, including preferred capital securities	1,198	1,161	1,111	998	823	621
Total interest bearing liabilities / interest expense / average rates	19,752	21,586	22,253	22,384	20,989	19,969
All other liabilities	1,075	865	768	711	552	514
Shareholders' equity	2,307	2,382	2,279	2,147	2,064	1,894
Total Liabilities and Shareholders' Equity	$26,036	$28,137	$28,721	$28,739	$26,892	$25,151
Net Interest Income						
Net interest rate spread						
Impact of non-interest bearing funds on margin						
Net Interest Margin						

(1) *Fully taxable equivalent yields are calculated assuming a 35% tax rate.*

(2) Average rates computed using historical cost average balances and do not give effect to changes in fair value of securities available for sale.

(3) *Residential construction loans have been reclassified from Real estate—Construction to Residential mortgage loans.*

(4) Loan and lease and deposit average rates include the impact of applicable derivatives.

Note: Individual loan and lease components include fees and cash basis interest received on non-accrual loans.

Interest Income / Expense						Average Rate [4]					
2002	2001	2000	1999	1998	1997	**2002**	2001	2000	1999	1998	1997
$ 0.8	$ 0.2	$ 0.3	$ 0.4	$ 1.0	$ 0.5	**2.38%**	3.43%	5.03%	4.04%	5.22%	5.47%
0.3	1.3	1.1	0.8	0.6	0.6	**4.11**	5.13	7.11	5.89	5.71	5.70
1.1	4.4	5.5	1.2	12.9	2.4	**1.56**	4.19	6.33	5.58	5.64	5.50
20.5	25.0	8.7	16.3	20.2	10.1	**6.35**	6.95	7.96	7.03	6.99	7.75
173.1	206.9	269.5	297.0	308.8	339.8	**6.06**	6.58	6.24	6.08	6.31	6.35
10.1	13.0	20.8	23.5	21.9	25.3	**7.42**	7.49	7.61	7.90	8.83	9.55
183.2	219.9	290.3	320.5	330.7	365.1	**6.12**	6.63	6.33	6.18	6.43	6.50
328.8	493.2	572.8	501.0	488.5	472.2	**5.79**	7.42	8.89	8.18	8.68	8.91
58.3	88.6	108.2	85.8	71.2	75.1	**4.79**	7.25	9.14	8.58	9.31	9.42
150.5	180.4	186.7	184.6	201.5	205.1	**6.33**	7.71	8.53	8.26	8.75	9.12
235.8	250.6	235.9	194.4	142.5	130.3	**7.45**	7.82	7.94	8.23	8.05	8.75
245.9	260.2	279.0	296.6	291.4	279.0	**8.87**	9.65	9.36	8.66	9.00	9.13
188.3	286.8	261.1	202.3	180.5	155.0	**6.10**	8.44	8.73	8.62	9.32	9.43
87.3	79.5	106.1	111.5	109.5	126.5	**6.05**	7.55	7.68	7.48	8.03	8.29
36.1	55.8	61.0	120.1	159.2	171.4	**8.49**	9.47	11.57	10.86	11.12	11.31
793.4	932.9	943.1	924.9	883.1	862.2	**7.28**	8.53	8.69	8.62	9.07	9.34
1,331.0	1,695.1	1,810.8	1,696.3	1,644.3	1,614.6	**6.60**	8.01	8.76	8.44	8.92	9.18
1,536.9	1,945.9	2,116.7	2,035.5	2,009.7	1,993.3	**6.51%**	7.79%	8.31%	7.97%	8.33%	8.52%
90.1	134.6	144.0	106.5	96.4	84.4	**1.75%**	2.69%	3.36%	2.60%	2.69%	2.64%
51.7	107.7	146.4	126.0	114.0	100.4	**1.81**	3.10	4.11	3.37	3.48	3.28
197.1	331.4	335.4	299.1	349.2	329.7	**4.53**	5.63	5.71	5.14	5.55	5.63
338.9	573.7	625.8	531.6	559.6	514.5	**2.74**	3.99	4.56	3.89	4.25	4.25
28.8	66.8	90.4	76.6	96.4	87.6	**3.39**	5.22	6.01	5.28	5.71	5.63
17.3	6.6	31.9	12.8	10.5	21.8	**2.36**	5.12	6.35	5.40	5.82	5.98
5.0	10.8	34.0	18.7	5.9	22.2	**1.47**	3.82	6.31	5.14	5.66	5.81
390.0	657.9	782.1	639.7	672.4	646.1	**2.73**	4.10	4.81	4.07	4.44	4.48
42.7	95.9	113.1	114.3	97.7	146.4	**2.01**	4.12	5.75	4.48	4.69	5.18
61.7	121.7	189.3	170.0	164.6	116.2	**3.31**	6.01	6.54	5.45	5.67	5.86
5.6	1.2	0.8	0.3	2.9	6.2	**2.00**	6.17	6.32	5.19	5.57	5.30
47.9	66.7	80.7	60.0	40.7	39.3	**4.00**	5.75	7.27	5.93	4.87	6.24
547.9	943.4	1,166.0	984.3	978.3	954.2	**2.77%**	4.37%	5.24%	4.40%	4.66%	4.78%
$ 989.0	$1,002.5	$ 950.7	$1,051.2	$1,031.4	$1,039.1						
						3.74%	3.42%	3.07%	3.57%	3.67%	3.74%
						0.45	0.60	0.66	0.54	0.61	0.70
						4.19%	4.02%	3.73%	4.11%	4.28%	4.44%

BASIS OF DISCUSSION—OPERATING BASIS

Results from the 2001 second quarter through the third quarter of 2002 were significantly impacted by a number of non-operating items, primarily related to the strategic restructuring announced in July 2001 and the subsequent sale of the Florida banking and insurance operations in 2002. These non-operating items are explained in the section entitled *Restructuring and Other Non-Operating Items*. For analytical purposes in understanding performance trends and decision making, management reviews and analyzes certain data on an "operating basis", which excludes the impact of these non-operating items and the operating results of the Florida operations sold for 2002, 2001, and 2000 as presented in Table 5. Accordingly, the discussion that follows is presented on an operating basis unless otherwise indicated.

OVERVIEW—OPERATING BASIS

Operating earnings for 2002 were $328.5 million, or $1.35 per common share, compared with $307.5 million, or $1.22 per common share in 2001, and $358.5 million, or $1.44 per common share in 2000. On this same basis, ROE and ROA for 2002 were 14.2% and 1.28%, respectively, compared with 12.9% and 1.23%, respectively, for 2001, and 15.7% and 1.40%, respectively, in 2000.

Restructuring and Other Non-Operating Items

In July 2001, Huntington announced a strategic refocusing plan (the Plan). Key components of the Plan included the sale of banking and insurance operations in Florida, the consolidation of numerous non-Florida branch offices, as well as credit-related and other actions to strengthen its financial performance including the use of some of the excess capital to repurchase outstanding common shares.

2002

The sale of the Florida banking operations to SunTrust Banks, Inc., which closed February 15, 2002, included 143 banking offices and 456 ATMs, with approximately $2.8 billion in loans and other tangible assets, and $4.8 billion in deposits and other liabilities. Huntington's Florida insurance operation, the Orlando-based J. Rolfe Davis Insurance Agency, Inc. (JRD), was sold on July 2, 2002 to members of its management team. The JRD sale did not materially affect Huntington's 2002 financial results and is not expected to materially affect Huntington's future financial results. Huntington remains committed to growing its other insurance business in markets served by its retail and commercial banking operations. A pre-tax gain of $175.3 million ($56.7 million after-tax, or $0.23 per share) on the sale of the Florida banking operations was recorded in 2002 and was included in non-interest income in Table 5. Huntington recorded $56.2 million of pre-tax restructuring and special charges ($36.5 million after-tax, or $0.15 per share) related to the Plan in 2002, which was reflected in non-interest expense. Combined with amounts recorded in 2001, pre-tax restructuring and special charges related to the Plan totaled $233.1 million ($151.5 million after-tax, or $0.61 per share).

In August 2002, Huntington restructured its interest in Huntington Merchant Services, L.L.C. (HMS), Huntington's merchant services business, in a transaction with First Data Merchant Services Corporation (First Data), a subsidiary of First Data Corporation. Under the agreement, Huntington extended its long-term merchant services relationship with First Data. In addition, as part of the transaction, First Data obtained all of Huntington's Florida-related merchant services business and increased its equity interest in HMS. This transaction resulted in a $24.5 million pre-tax, non-operating gain ($16.0 million after tax, or $0.07 per share) in non-interest income. Huntington remains a nominal equity owner in HMS.

2001

In 2001, the provision for loan and lease losses included credit quality charges related to the Plan of $71.7 million in addition to $50.0 million to increase Huntington's allowance for loan and lease losses in light of the higher charge-offs and non-performing assets experienced in the second half of 2001. Included in the 2001 securities gains in Table 5 was a $5.3 million loss realized from the sale of $15 million of Pacific Gas & Electric commercial paper acquired from the Huntington Money Market Fund. Restructuring and special charges related to the Plan totaled $100.0 million ($65.0 million after-tax, or $0.26 per share) and consisted of $32.1 million for asset impairment, $16.2 million for the exit or curtailment of certain e-commerce activities, $13.3 million related to owned or leased facilities that Huntington has vacated, and $38.4 million related to employee severance or retention, non-recurring legal, accounting, consulting, reduction of ATMs, and other operational costs.

2000

In 2000, restructuring and special charges of $50.0 million ($32.5 million after-tax, or $0.13 per common share) were recorded to increase the reserve for automobile lease residual values (in addition to charges of $58.2 million in 1999) due to declines in used car prices and increased average losses per auto.

Table 5 reconciles Huntington's reported results with its operating earnings for each of the most recent three years.

Table 5 — Reconciliation of Reported Earnings to Operating Earnings

(in thousands of dollars, except per share amounts)	Reported Earnings	Gain on Sale of Florida Operations/ Restructuring and Other Items[1]	Florida Operations[2]	Operating Earnings
2002				
Net interest income	**$983,802**	**$ —**	**$ 9,724**	**$974,078**
Provision for loan and lease losses	**227,340**	**—**	**5,186**	**222,154**
Securities gains	**4,902**	**—**	**—**	**4,902**
Non-interest income	**480,015**	**—**	**13,343**	**466,672**
Gain on sale of Florida operations	**175,344**	**175,344**	**—**	**—**
Merchant Services gain	**24,550**	**24,550**	**—**	**—**
Non-interest expense	**795,864**	**—**	**20,210**	**775,654**
Restructuring and special charges	**56,184**	**56,184**	**—**	**—**
Pre-tax income	**589,225**	**143,710**	**(2,329)**	**447,844**
Income taxes	**226,000**	**107,482**	**(804)**	**119,322**
Net Income	**$363,225**	**$ 36,228**	**$ (1,525)**	**$328,522**
Net Income Per Common Share—Diluted	**$1.49**	**$0.15**	**$(0.01)**	**$1.35**
2001				
Net interest income	$996,182	$ —	$ 82,273	$913,909
Provision for loan and lease losses	308,793	121,718	15,121	171,954
Securities gains (losses)	723	(5,250)	—	5,973
Non-interest income	508,757	—	76,992	431,765
Non-interest expense	923,630	—	162,887	760,743
Restructuring and special charges	99,957	99,957	—	—
Pre-tax income	173,282	(226,925)	(18,743)	418,950
Income taxes	(5,239)	(111,924)	(4,730)	111,415
Net income	$178,521	$(115,001)	$ (14,013)	$307,535
Net income per common share—diluted	$0.71	$(0.46)	$(0.05)	$1.22
2000				
Net interest income	$942,432	$ —	$ 92,646	$849,786
Provision for loan and lease losses	90,479	—	6,907	83,572
Securities gains	37,101	—	—	37,101
Non-interest income	456,458	—	46,742	409,716
Non-interest expense	835,617	—	129,080	706,537
Restructuring and special charges	50,000	50,000	—	—
Pre-tax income	459,895	(50,000)	3,401	506,494
Income taxes	131,449	(17,500)	994	147,955
Net income	$328,446	$ (32,500)	$ 2,407	$358,539
Net income per common share—diluted	$1.32	$(0.13)	$0.01	$1.44

(1) See *Restructuring and Other Non-Operating Items* discussion for further details.

(2) Represents results of operations for the Florida banking and insurance operations sold in 2002.

The presentation of the Florida operations in Table 5 differs from the disclosure presented in Note 4 to the consolidated financial statements because Note 4 reflects only the after-tax restructuring and special charges for 2002 related to the Florida operations, which totaled $21.3 million ($32.7 million pre-tax). Because the disclosure in Note 4 was intended only to show the pro forma impact without the Florida operations, non-Florida related after-tax restructuring and special charges of $15.2 million ($23.5 million pre-tax) as well as the Merchant Services restructuring gain are included in the 2002 pro forma results *(unaudited)* presented in Note 4 but are excluded from operating earnings as presented in Table 6 below.

Table 6 — Selected Financial Data (Operating Basis)

	Years Ended December 31,		
(in thousands of dollars, except per share amounts)	2002	2001	2000
Summary of Operations			
Net interest income	$ 974,078	$ 913,909	$ 849,786
Provision for loan and lease losses	222,154	171,954	83,572
Securities gains	4,902	5,973	37,101
Non-interest income	466,672	431,765	409,716
Non-interest expense	775,654	760,743	706,537
Income before income taxes	447,844	418,950	506,494
Income taxes	119,322	111,415	147,955
Net Income	$ 328,522	$ 307,535	$ 358,539
Net Income Per Common Share—Diluted (1)	$1.35	$1.22	$1.44
Revenue—Fully Taxable Equivalent (FTE)			
Net Interest Income	$ 974,078	$ 913,909	$ 849,786
Tax Equivalent Adjustment (2)	5,205	6,352	8,310
Net Interest Income—FTE	979,283	920,261	858,096
Non-interest Income	471,574	437,738	446,817
Total Revenue—FTE	$ 1,450,857	$ 1,357,999	$ 1,304,913
Total Revenue Excluding Securities Gains—FTE	$ 1,445,955	$ 1,352,026	$ 1,267,812
Balance Sheet Highlights			
Average loans and leases	$19,828,951	$18,595,172	$18,300,592
Average loans—managed (3)	20,988,667	19,891,213	18,998,128
Average earning assets	23,257,615	22,412,659	23,107,486
Average total assets	25,598,761	24,923,610	25,567,519
Average core deposits (4)	14,703,245	13,337,965	13,042,418
Average shareholders' equity	2,307,475	2,381,820	2,279,230
Key Ratios and Statistics			
Return on average assets	1.28%	1.23%	1.40%
Return on average shareholders' equity	14.2	12.9	15.7
Net interest margin	4.21	4.11	3.71
Efficiency ratio	53.6	55.4	54.9
Effective tax rate	26.6	26.6	29.2

(1) 2000 adjusted for the stock dividend paid July 2000.

(2) Calculated assuming a 35% tax rate.

(3) Includes securitized indirect auto loans.

(4) Includes non-interest bearing and interest bearing demand deposits, savings deposits, CDs under $100,000, and all IRA deposits.

Managed Loans

Huntington includes securitized indirect automobile loans when analyzing certain aspects of its loan and lease portfolio. The combined portfolio of owned and securitized indirect loans is referred to as "managed loans." Managed average total loans increased $1.1 billion, or 6%, in 2002 from 2001 and $0.9 billion, or 5%, in 2001 from 2000. Average core deposits increased $1.4 billion, or 10%, and $308.4 million, or 2%, over the same periods.

SUMMARY DISCUSSION OF RESULTS—OPERATING BASIS

Operating earnings for 2002 were $328.5 million, or $1.35 per common share, up $21.0 million, or 7%, and $0.13 per common share, or 11%, respectively, from $307.5 million, or $1.22 per common share in 2001. Operating earnings for 2000 were $358.5 million, or $1.44 per common share.

2002 vs. 2001 Performance

The $21.0 million, or 7%, increase in operating earnings from 2001 reflected the benefit of a 7% increase in revenue before securities gains. This increase was partially offset by the negative impacts of a 29% increase in provision for loan and lease losses, a 2% increase in non-interest expenses, and a 7% increase in income taxes.

The $93.9 million growth in revenue (net interest income on a fully taxable equivalent basis plus non-interest income) before securities gains reflected a $59.0 million, or 6%, increase in fully taxable equivalent net interest income, Huntington's primary source of revenue. This increase reflected a 4% increase in average earning assets and an effective 2% increase in the net interest margin to 4.21% from 4.11%. Average managed loans increased 6% reflecting strong growth in consumer loans, most notably residential mortgages and home equity lines. Average earning assets grew more slowly reflecting the planned run-off of lower-margin investment securities and other earning assets. Also contributing to the revenue increase was a $34.9 million, or 8%, increase in non-interest income before securities gains. This was driven by a $15.7 million, or 12%, increase in service charges on deposit accounts. With the exception of mortgage banking income, which declined $7.8 million, all of the other fee income categories increased, accounting for the remainder of the increase in non-interest income.

The $50.2 million increase in provision for loan and lease losses primarily reflected higher total commercial and commercial real estate net charge-offs, as consumer net charge-offs declined. The higher total commercial and commercial real estate net charge-offs reflected the impact of the continued weak economy on some of Huntington's commercial customers, as well as fourth quarter credit actions that accelerated the sale and disposition of non-performing commercial loans.

The $14.9 million increase in non-interest expense largely reflected a $24.3 million, or 6%, increase in personnel costs, due to expansion of management and employee talent at all levels, increased incentive-based pay, and higher pension and benefits costs. Partially offsetting the personnel cost increases were declines in a number of expense categories, but most notably a $10.2 million decline in amortization of intangible assets expense as a result of the implementation of the new goodwill accounting rule, FASB Statement No. 142, at the beginning of the year. With fully taxable equivalent revenue increasing by 7% and expenses by 2%, the efficiency ratio, which represents expenses as a percentage of fully taxable equivalent revenue, improved to 53.6% from 55.4%.

The increase in income tax expense reflected the growth in income before taxes, as the effective tax rate remained unchanged between years at 26.6%.

Earnings per common share increased 11%, compared with the 7% increase in net income, reflecting the benefit of 3% fewer fully diluted shares outstanding. In February 2002, the Board of Directors authorized a 22 million-share repurchase program. During the year, 19.2 million shares were repurchased under this program, which reduced average shares outstanding by 8.8 million for the year and contributed $0.04 to earnings per share.

2001 vs. 2000 Performance

The $51.0 million, or 14%, decline in operating earnings from 2000 reflected the impact of a $31.1 million decline in securities gains, an 8% increase in expenses, and an $88.4 million increase in provision for loan and lease losses, partially offset by a 7% increase in revenue before securities gains. This resulted in an $87.5 million, or 17%, decline in income before taxes. Reflecting the lower level of income before taxes and the effect of subsidiary capital activities, income tax expense decreased $36.5 million.

The $84.2 million increase in revenue before securities gains reflected a $62.2 million, or 7%, increase in fully taxable equivalent net interest income. This increase was due to a higher net interest margin as average earnings assets declined between years. The average net interest margin increased an effective 11% from 3.71% to 4.11%. Average loans increased 2% between years, led by growth in commercial and commercial real estate loans. However, these benefits were more than offset by a 28% decline in average investment securities. As a result, average earning assets declined 3% between years.

Also contributing to the growth in revenue before securities gains was a $22.0 million, or 5%, increase in non-interest income, driven mostly by a $17.8 million, or 47%, increase in mortgage banking income. Other fee income categories that increased included trust services, up $6.7 million, or 13%; other service charges, up $3.9 million, or 12%; and service charges on deposit accounts, up $2.9 million, or 2%. In contrast, brokerage and insurance income declined $7.3 million, or 12%.

Securities gains in 2001 totaled $6.0 million, down from $37.1 million in 2000, which included significantly higher gains on the sales of marketable equity securities.

The $88.4 million increase in provision for loan and lease losses primarily reflected a decision to increase the loan loss reserve due to higher levels of non-performing assets and higher net charge-offs in 2001, especially in the commercial and automobile loan and lease portfolios. The increase in non-performing assets, as well as higher commercial net charge-offs reflected a weakening economy. The higher automobile loan and lease charge-offs, primarily reflected charge-offs associated with loan and lease production from the fourth quarter of 1999 through the fourth quarter of 2000, a period of time when the company targeted a broader credit quality spectrum of borrowers.

The $54.2 million increase in non-interest expense included a $35.0 million, or 9%, increase in personnel costs driven by higher incentive-based pay, and a $21.9 million increase in other expenses, which included a $4.2 million impairment loss related to an investment in Pacific Gas & Electric commercial paper, as well as premium expense associated with the purchase of automobile lease residual value insurance. With 2001 revenue increasing less than expenses, the efficiency ratio deteriorated slightly to 55.4% from 54.9% in 2000.

The $36.5 million decline in income tax expense reflected lower income before taxes, partially offset by a decline in the effective tax rate to 26.6% from 29.2%.

RESULTS OF OPERATIONS—OPERATING BASIS

Net Interest Income

Huntington's primary source of revenue is net interest income, which is the difference between interest income on earning assets, primarily loans and securities, and interest expense on funding sources, including interest-bearing deposits and borrowings. Net interest income is impacted by changes in the levels of interest rates, earning assets, and interest-bearing liabilities. Changes in net interest income are measured through interest spread and net interest margin. The difference between the yields on earning assets and the rates paid for interest-bearing liabilities represents the interest spread. The net interest margin is the calculated percentage of net interest income to average earning assets. Both the interest spread and net interest margin are presented on a fully taxable equivalent basis, which means that tax-free interest income and dividend income, generated primarily from Huntington's investment securities portfolio, are adjusted and expressed on the same basis as other taxable income. Because non-interest bearing sources of funds, such as demand deposits and stockholders' equity, also support earning assets, the net interest margin exceeds the interest spread.

Table 7 shows the average annual balance sheets and the net interest margin analysis for the recent three years, 2002 – 2000, on an operating basis. (See Table 4 for this corresponding data on a reported basis; i.e. including the Florida banking operations prior to their sale in the first quarter of 2002). Table 7 shows the average annual balances for total assets and liabilities, as well as shareholders' equity, and their various components, most notably loans, deposits, and borrowings. It also shows the corresponding interest income or interest expense associated with each earning asset and interest-bearing liability category along with the average rate associated with each asset or liability category, the difference resulting in the net interest spread. The net interest spread plus the positive impact from non-interest bearing funds represents the net interest margin.

Table 7 — Consolidated Average Balance Sheets and Net Interest Margin Analysis (Operating Basis)

(in millions of dollars)	Average Balance			Interest Income / Expense			Average Rate [4]		
Fully Taxable Equivalent Basis [1]	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Assets									
Interest bearing deposits in banks	**$ 33**	$ 7	$ 6	**$ 0.8**	$ 0.2	$ 0.3	**2.38%**	3.43%	5.03%
Trading account securities	**7**	25	15	**0.3**	1.3	1.1	**4.11**	5.13	7.11
Federal funds sold and securities purchased under resale agreements	**72**	107	87	**1.1**	4.4	5.5	**1.56**	4.19	6.33
Mortgages held for sale	**322**	360	109	**20.5**	25.0	8.7	**6.35**	6.95	7.96
Securities: [2]									
Taxable	**2,859**	3,144	4,316	**173.1**	206.9	269.5	**6.06**	6.58	6.24
Tax exempt	**135**	174	273	**10.1**	13.0	20.8	**7.42**	7.49	7.61
Total Securities	**2,994**	3,318	4,589	**183.2**	219.9	290.3	**6.12**	6.63	6.33
Loans and leases:									
Commercial loans and leases	**5,582**	5,900	5,799	**323.0**	435.5	511.8	**5.79**	7.38	8.83
Real estate									
Construction [3]	**1,204**	1,112	957	**57.6**	80.3	89.8	**4.78**	7.22	9.39
Commercial	**2,338**	2,034	1,901	**147.9**	158.0	163.4	**6.33**	7.77	8.60
Consumer									
Automobile leases	**3,166**	3,204	2,969	**235.8**	250.6	235.9	**7.45**	7.82	7.94
Automobile loans—Indirect	**2,731**	2,371	2,772	**242.2**	235.1	264.7	**8.87**	9.91	9.55
Home equity	**2,983**	2,686	2,439	**180.1**	224.4	216.6	**6.04**	8.35	8.88
Residential mortgage [3]	**1,415**	813	1,005	**85.3**	61.2	81.8	**6.03**	7.53	8.14
Other loans	**410**	475	459	**34.7**	44.9	60.7	**8.46**	9.42	13.13
Total consumer	**10,705**	9,549	9,644	**778.1**	816.2	859.7	**7.27**	8.55	8.91
Total loans and leases	**19,829**	18,595	18,301	**1,306.6**	1,490.0	1,624.7	**6.59**	8.01	8.88
Allowance for loan and lease losses	**408**	309	323						
Net loans and leases	**19,421**	18,286	17,978						
Total earning assets / interest income / average rates	**23,257**	22,412	23,107	**1,512.5**	1,740.8	1,930.6	**6.50%**	7.77%	8.36%
Cash and due from banks	**745**	831	826						
Intangible assets	**207**	196	152						
All other assets	**1,798**	1,794	1,806						
Total Assets	**$25,599**	$24,924	$25,568						
Liabilities and Shareholders' Equity									
Core deposits									
Non-interest bearing deposits	**$ 2,827**	$ 2,723	$ 2,821						
Interest bearing demand deposits	**4,968**	3,619	3,097	**86.5**	96.2	101.7	**1.74%**	2.66%	3.28%
Savings deposits	**2,787**	2,926	2,987	**50.3**	91.2	123.7	**1.81**	3.12	4.14
Other domestic time deposits	**4,121**	4,070	4,138	**185.7**	229.2	237.1	**4.51**	5.63	5.73
Total core deposits	**14,703**	13,338	13,043	**322.5**	416.6	462.5	**2.72**	3.92	4.53
Domestic time deposits of $100,000 or more	**830**	1,071	1,293	**27.8**	55.1	78.0	**3.35**	5.15	6.03
Brokered time deposits and negotiable CDs	**731**	128	502	**17.3**	6.6	31.9	**2.36**	5.12	6.35
Foreign time deposits	**337**	277	536	**4.9**	10.6	33.8	**1.47**	3.83	6.31
Total deposits	**16,601**	14,814	15,374	**372.5**	488.9	606.2	**2.71**	4.04	4.83
Short-term borrowings	**2,110**	2,188	1,864	**42.5**	91.5	107.7	**2.01**	4.18	5.78
Medium-term notes	**2,032**	3,495	4,163	**64.7**	172.2	277.1	**3.18**	4.93	6.66
Federal Home Loan Bank advances	**279**	19	13	**5.6**	1.2	0.8	**2.00**	6.17	6.32
Subordinated notes and other long-term debt, including preferred capital securities	**1,198**	1,161	1,111	**47.9**	66.7	80.7	**4.00**	5.75	7.27
Total interest bearing liabilities / interest expense / average rates	**19,393**	18,954	19,704	**533.2**	820.5	1,072.5	**2.75%**	4.33%	5.44%
All other liabilities	**1,072**	865	764						
Shareholders' equity	**2,307**	2,382	2,279						
Total Liabilities and Shareholders' Equity	**$25,599**	$24,924	$25,568						
Net Interest Income				**$ 979.3**	$ 920.3	$ 858.1			
Net interest rate spread							**3.75%**	3.44%	2.92%
Impact of non-interest bearing funds on margin							**0.46**	0.67	0.79
Net Interest Margin							**4.21%**	4.11%	3.71%

(1) Fully taxable equivalent yields are calculated assuming a 35% tax rate.
(2) Average rates computed using historical cost average balances and do not give effect to changes in fair value of securities available for sale.
(3) Residential construction loans have been reclassified from Real estate—Construction to Residential mortgage loans.
(4) Loan and lease and deposit average rates include the impact of applicable derivatives.
Note: Individual loan and lease components include fees and cash basis interest received on non-accrual loans.

Table 8 shows changes in fully taxable equivalent interest income, interest expense, and net interest income due to volume and rate variances for major categories of earning assets and interest-bearing liabilities on an operating basis. The change in interest not solely due to changes in volume or rates has been allocated in proportion to the absolute dollar amounts of the change in volume and rate.

Table 8 — Change in Net Interest Income Due to Changes in Average Volume and Interest Rates (Operating Basis)

	2002			2001		
	Increase (Decrease) From Previous Year Due To:			Increase (Decrease) From Previous Year Due To:		
Fully Taxable Equivalent Basis (1) (in millions of dollars)	Volume	Yield/ Rate	Total	Volume	Yield/ Rate	Total
Loans and leases	$ 94.1	$(277.5)	$(183.4)	$ 25.7	$(160.4)	$(134.7)
Securities	(20.9)	(15.8)	(36.7)	(83.9)	13.5	(70.4)
Other earning assets	(3.8)	(4.4)	(8.2)	19.3	(4.0)	15.3
Total earning assets	69.4	(297.7)	(228.3)	(38.9)	(150.9)	(189.8)
Deposits	35.3	(151.7)	(116.4)	(36.1)	(81.2)	(117.3)
Short- and medium-term borrowings	(61.5)	(95.0)	(156.5)	(23.4)	(97.7)	(121.1)
Long-term debt	7.9	(22.3)	(14.4)	3.9	(17.5)	(13.6)
Total interest-bearing liabilities	(18.3)	(269.0)	(287.3)	(55.6)	(196.4)	(252.0)
Net interest income	$ 87.7	$ (28.7)	$ 59.0	$ 16.7	$ 45.5	$ 62.2

(1) Calculated assuming a 35% tax rate.

2002 vs. 2001 Performance

Fully taxable equivalent net interest income was $979.3 million in 2002, up $59.0 million, or 6%, from $920.3 million in 2001. This reflected a 4% increase in average earning assets, as well as a 10 basis point, or an effective 2%, increase in the net interest margin from 4.11% to 4.21%.

The increase in average earning assets reflected a 6% increase in average managed loans, partially offset by a 10% decrease in average investment securities. Changes in the balance sheet are discussed in more detail below.

The 10 basis point increase in the net interest margin was influenced by three factors. The first was the timing and magnitude of declining interest rates in 2001 and 2002, and the fact that rates reached such historically low levels during the second half of 2002. As interest rates declined in the second half of 2001, deposit and wholesale funding costs declined more rapidly than yields on earning assets, most notably loans. As a result, the net interest margin widened in the second half of 2001. However, as rates continued to decline in 2002, especially in the second half, and given the absolute low levels attained, it became increasingly difficult to lower deposit funding costs commensurate with the decline in earning asset yields. As a result, yields on earning assets fell more rapidly than deposit costs, thus narrowing the net interest margin in the second half of 2002, particularly in the fourth quarter.

The second factor was a decision early in 2001 to reduce the level of low-return investment securities. This helped drive the increase in the net interest margin during the first three quarters of 2001.

The third factor was a change in the loan mix to lower yield, but higher credit quality loans, which had the effect of mitigating the increase in the net interest margin. Since the 2001 fourth quarter, consumer loan production shifted to higher credit quality automobile loan and lease production. Also contributing to the net interest margin decline was the significant growth in lower-yield residential mortgages. While this resulted in a reduced net interest margin, it improved the total risk adjusted return of these assets, and thus, lower net charge-offs should be experienced in future periods.

Reflecting these factors, during 2001 the net interest margin in the first quarter was 3.99% and increased steadily throughout the year, peaking at 4.26% in the fourth quarter. During 2002, the margin peaked at 4.30% in the second quarter, then declined to 4.26% in the third quarter, and declined to 4.07% in the fourth quarter.

2001 vs. 2000 Performance

Fully taxable equivalent net interest income was $920.3 million in 2001, up $62.2 million, or 7%, from $858.1 million in 2000. This increase was driven by a 40 basis point, or 11%, increase in the net interest margin to 4.11% from 3.71%, as average earning assets declined $0.8 billion, or 4%.

The decline in average earning assets between the two years was driven by a $1.3 billion, or 28%, decrease in average investment securities. The higher net interest margin reflected a decision to reduce the level of residential mortgages and lower-margin investment securities. In addition, the balance sheet was slightly liability sensitive during the period and benefited from the decline in short-term rates during 2000.

Impact from Derivative Financial Instruments

Huntington uses various types of derivative financial instruments, primarily interest rate swaps, to manage its exposure to changes in interest rates. The cash flows generated by derivative instruments are recorded along with the interest income or expense from the hedged asset or liability and consequently are included in the yields on those assets and liabilities. The impact of these derivatives increased the net interest margin by 20 basis points in 2002 but lowered it by 2 and 5 basis points in 2001 and 2000, respectively. Huntington's interest rate risk position is discussed further in the "Interest Rate Risk Management" section of this report.

Balance Sheet

Table 9 shows total loans and leases were $21.0 billion on a reported basis at December 31, 2002, with 55% representing consumer loans and 45% commercial and commercial real estate loans. Subsequent to the end of 2002, $268 million of loans at December 31, 2002 were reclassified from commercial loans and leases to commercial real estate loans. This reclassification, which is reflected in the table below, did not affect total interest income or net income for any period. Total loans were up $2.1 billion, or 11%, from the end of 2001, excluding the impact of the sold Florida banking loans, when the portfolio consisted of 48% consumer loans and 52% commercial and commercial real estate loans.

Table 9 — End of Period Loan and Lease Portfolio Composition (Reported Basis)

At December 31,	2002		2001		2000		1999		1998	
(in millions of dollars)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Commercial loans and leases [1]	$ 5,606	26.8	$ 6,439	29.8	$ 6,634	32.2	$ 6,300	30.5	$ 6,027	31.0
Real estate										
Construction	1,012	4.8	1,322	6.1	1,206	5.9	1,159	5.6	868	4.5
Commercial	2,719	13.0	2,496	11.6	2,253	10.9	2,151	10.4	2,232	11.5
Total commercial and commercial real estate loans	9,337	44.6	10,257	47.5	10,093	49.0	9,610	46.5	9,127	47.0
Consumer										
Automobile leases	3,203	15.3	3,208	14.9	3,106	15.1	2,797	13.5	1,980	10.2
Automobile loans—Indirect	3,072	14.7	2,883	13.3	2,507	12.2	3,521	17.0	3,434	17.6
Total automobile loans and leases	6,275	30.0	6,091	28.2	5,613	27.3	6,318	30.5	5,414	27.8
Home equity	3,200	15.3	3,582	16.6	3,205	15.5	2,562	12.4	2,173	11.2
Residential mortgage	1,749	8.3	1,128	5.2	1,060	5.1	1,523	7.4	1,459	7.4
Other consumer loans	395	1.8	544	2.5	639	3.1	655	3.2	1,282	6.6
Total consumer loans	11,619	55.4	11,345	52.5	10,517	51.0	11,058	53.5	10,328	53.0
Total Loans and Leases	$20,956	100.0	$21,602	100.0	$20,610	100.0	$20,668	100.0	$19,455	100.0

(1) There were no commercial loans or leases outstanding that would be considered a concentration of lending to a particular industry or group of industries.

For 2002, average loans and leases, excluding the impact of the Florida related loans sold, were $19.8 billion, up $1.2 billion, or 7%, from the prior year, driven by a 12% increase in consumer loans. Since late 2001, a key focus in loan growth has been the generation of residential mortgages and home equity loans and lines of credit. This coincided with heavy demand for refinancing mortgage assets due to the declining interest rate environment. As a result, average residential mortgages increased $602 million, or 78%, with home equity loans and lines up $297 million, or 11%. Average automobile loans and leases increased $322 million, or 6%. Also contributing to growth in average loans and leases was a $396 million, or 12%, increase in commercial real estate loans. These growth rates have been normalized to exclude the impact of acquisitions, loan sales, and residential mortgage loan securitizations.

In contrast, average commercial loans and leases declined $318 million, or 5%, reflecting a combination of low demand due to the weak economic environment and reduced shared national credit exposure.

Average total loans in 2001 were $18.6 billion, up 2% from the prior year. This growth reflected a 7% increase in commercial loans and a 2% increase in commercial real estate loans. Average total consumer loans were little changed between years. While automobile leases and home equity loans and lines increased 8% and 7%, respectively, this growth was offset by declines in automobile loans and residential mortgages of 15% and 11%, respectively.

The $0.3 billion, or 10%, decline in average investment securities in 2002 reflected the continued run off of lower-margin earning assets, mostly in the first half of 2001. The $1.3 billion, or 28%, decline from 2000 to 2001 in investment securities reflected a decision to sell a significant portion of lower-yield securities.

As shown in Table 18, deposits were $17.5 billion at December 31, 2002, with 87% representing core deposits. This was up $2.0 billion, or 13%, from the end of the prior year, excluding Florida deposits sold, when core deposits represented 92% of total deposits.

Average core deposits, excluding Florida deposits sold, were $14.7 billion in 2002, up $1.4 billion, or 10%, from the prior year and represented 89% of average total deposits. This growth was driven by a $1.3 billion, or 37%, increase in interest bearing demand deposits reflecting the combined benefits of enhanced sales efforts, as well as consumers moving funds out of the equity markets. Average brokered time deposits and negotiable certificates of deposits increased $0.6 billion reflecting management's strategy to further diversify its funding sources.

Average core deposits, excluding Florida deposits sold, in 2001 were $13.3 billion, up 2% from the prior year. This increase was driven by a 17% increase in average interest bearing demand deposits reflecting successful campaigns to generate deposit growth as well as fund inflows due to uncertainties in the equity markets.

Average borrowings in 2002, comprised of short- and medium-term notes, advances from the Federal Home Loan Bank, and long-term debt including capital securities, totaled $5.6 billion, down $1.2 billion, or 18%, from the prior year. Given the growth in average deposits, less borrowed funds were required. Most of the decline was due to a $1.5 billion decrease in average funding in medium-term notes. Average borrowings in 2001 totaled $6.9 billion, down 4% from the year-earlier period. This reflected a combination of factors including increased funding made available from the planned balance sheet repositioning program which resulted in a decline in low-margin earnings assets, particularly in the first half of the year, as well as deposit growth in the second half of the year.

Provision for Loan and Lease Losses

The provision for loan and lease losses is the expense necessary to maintain the allowance for loan and lease losses (ALLL) at a level adequate to absorb management's estimate of inherent losses in the loan and lease portfolio. The provision expense, on an operating basis, was $222.2 million for 2002 compared to $172.0 million in 2001 and $83.6 million in 2000. Specific credit actions in the fourth quarter 2002 included $21.4 million in charge-offs associated with the sale of non-performing assets and the charge-off of a $29.9 million credit exposure to a single health care finance company. Existing loan and lease loss reserves were sufficient to absorb these charges and, accordingly, there was no impact on 2002 provision expense.

For 2001, provision expense on an operating basis excluded charges associated with Huntington's strategic refocusing plan discussed earlier. These charges included estimated losses related to the exit of sub-prime automobile and truck and equipment lending, losses related to delinquent consumer and small business loans more than 120 days past due, and increased reserves for consumer bankruptcies. The significant increase in provision expense in each of the past two years reflected higher charge-offs associated with the deterioration in economic conditions. See the "Credit Risk" section for discussion of the ALLL, net charge-offs, and non-performing assets.

Non-Interest Income

Non-interest income for the recent three years ended December 31 was as follows:

Table 10 — Non-Interest Income (Operating Basis)

(in thousands of dollars)	2002	2001	2000
Service charges on deposit accounts	**$148,273**	$132,606	$129,751
Brokerage and insurance	**59,928**	54,426	61,756
Trust services	**61,646**	57,596	50,894
Mortgage banking	**48,068**	55,818	38,025
Bank owned life insurance	**46,005**	38,241	39,544
Other services charges and fees	**41,374**	36,927	32,983
Other	**61,378**	56,151	56,763
Total Non-Interest Income Before Securities Gains	**466,672**	431,765	409,716
Securities gains	**4,902**	5,973	37,101
Total Non-Interest Income	**$471,574**	$437,738	$446,817

On an operating basis, non-interest income before securities gains was $466.7 million, up $34.9 million, or 8% from 2001. The primary cause was a $15.7 million, or 12%, increase in deposit service charges reflecting higher personal and commercial service charges. Brokerage and insurance income increased $5.5 million, or 10%, reflecting a 19% increase in combined mutual fund and annuity sales. Trust services increased $4.1 million, or 7%, due to a 12% increase in mutual fund fees, as well as a 4% increase in personal trust income. Bank owned life insurance was up $7.8 million, or 20%. Huntington owns and is the beneficiary on three Bank owned life insurance policies that were purchased in 1997 and 1998, insuring the lives of selected Huntington officers. Written consents were obtained from the officers prior to the purchase of the policies. The policies represented approximately 3% of total assets at December 31, 2002 and 2001. The insurance providers are rated A+ or higher. Additionally, the cash values of these policies are backed by assets that are maintained in a separate account to protect Huntington from possible insolvency of the insurance providers.

Mortgage banking income declined $7.8 million, or 14%, due to $14.1 million of mortgage servicing impairment in 2002 compared with $6.3 million of such impairment in 2001. These impairments reflected a significant increase in prepayments due to heavy mortgage refinancing activity, particularly in the second half of 2002. Total mortgage loans originated in 2002 were a record $4.1 billion, up from $3.5 billion in 2001 due to heavy refinancing activity as borrowers took advantage of very low interest rates. At December 31, 2002, the value of capitalized mortgage servicing rights was 0.78% of loans serviced for others, down from 0.97% at the end of the prior year.

Other service charges were up $4.4 million, or 12%, primarily driven by higher check card and on-line bill payment fees. Other income was up $5.2 million, or 9%, reflecting increases spread over a number of miscellaneous fee and services income categories.

Non-interest income before securities gains in 2001, on an operating basis, was $431.8 million, up $22.0 million, or 5% from 2000. This increase was driven mostly by a $17.8 million, or 47%, increase in mortgage banking income due to higher mortgage origination activity. Total mortgage loan originations in 2001 were $3.5 billion, significantly higher than $1.5 billion in 2000. This reflected an increase in refinancing activity due to lower interest rates.

Other fee income categories that increased included trust services, up 13%, other service charges and fees, up 12%, and service charges on deposits, up 2%. In contrast, brokerage and insurance income declined 12% due to weakening equity markets.

Securities Gains

Securities gains in 2002 totaled $4.9 million, down $1.1 million, or 18% from 2001. The 2001 operating basis gains reflected gains associated with the sale of securities to reduce the size of the investment portfolio but exclude a $5.3 million loss on the sale of $15 million of Pacific Gas & Electric commercial paper acquired from the Huntington Money Market Fund. Securities gains in 2001 were down $31.1 million from 2000. Gains in 2000 included gross gains of $66.5 million from the sale of certain equity investments, substantially offset by losses from the sale of lower yielding, fixed-income investment securities.

Non-Interest Expense

Non-interest expense for the recent three years ended December 31 was as follows:

Table 11 — Non-Interest Expense (Operating Basis)

(in thousands of dollars)	2002	2001	2000
Personnel costs	**$429,238**	$404,945	$369,925
Equipment	**66,905**	70,563	70,724
Outside data processing and other services	**66,026**	59,286	57,223
Net Occupancy	**57,682**	59,055	58,549
Marketing	**28,070**	26,661	33,201
Professional services	**25,616**	23,097	20,289
Telecommunications	**21,907**	23,291	23,134
Printing and supplies	**14,868**	14,990	16,247
Franchise and other taxes	**9,454**	9,669	11,016
Amortization of intangible assets	**862**	11,045	9,951
Other	**55,026**	58,141	36,278
Total Non-Interest Expense	**$775,654**	$760,743	$706,537

On an operating basis, non-interest expense for 2002 was $775.7 million, up $14.9 million, or 2%. Contributing to this increase were higher personnel costs and, to a lesser degree, higher outside data processing expenses, which were partially offset by lower amortization on intangibles and other expenses spread over a number of expense categories.

Personnel costs increased $24.3 million, or 6%, in 2002 reflecting higher salaries, incentive-based compensation, and pension and benefit costs. Higher salaries reflected the expansion of management and employee talent at all levels, including the credit workout group. In addition, and given a renewed focus on sales, incentive-based compensation increased throughout the company, most notably in mortgage banking which had a record production year. Higher medical and pension costs were partially offset by gains related to stock received from the demutualization of certain insurance companies where Huntington owned related insurance policies. Outside services increased $6.7 million, or 11%, reflecting volume-driven costs, mostly mortgage banking related. Professional services expense increased $2.5 million, or 11%, due primarily to legal and other costs associated with the resolution of problem credits. Marketing expense was up $1.4 million, or 5%, reflecting expanded advertising activities.

Amortization of intangible assets, which includes amortization of goodwill, declined due to the implementation of FASB Statement No. 142, *Goodwill and Other Intangible Assets*, at the beginning of 2002. Equipment costs declined $3.7 million, or 5%, reflecting lower maintenance costs. Net occupancy expense was down $1.4 million, or 2%, due to a one-time real estate tax credit. Other expense was down $3.1 million, or 5%, mostly due to lower insurance and travel-related expenses, which was partially offset by higher operating losses.

Non-interest expense for 2001, on an operating basis, was $760.7 million, up $54.2 million, or 8%. This increase was driven by a $35.0 million, or 10%, increase in personnel costs and $21.9 million, or 60%, increase in other expenses. The higher personnel costs reflected increased sales commissions related to mortgage banking, capital markets, and annuity and mutual fund sales, offset by lower benefit expense. The increase in other expense reflected a $4.2 million impairment loss related to Pacific Gas & Electric commercial paper and $7.0 million of premium expense related to the purchase of automobile lease residual value insurance. See the "Credit Risk" section for more information regarding automobile lease residual insurance.

Income Taxes

Income tax expense on an operating basis for 2002 was $119.3 million compared with $111.4 million in 2001 and $148.0 million in 2000. On this basis, Huntington's effective tax rate was 26.6%, 26.6%, and 29.2% in 2002, 2001, and 2000, respectively. Based on information currently available, Huntington expects its 2003 effective tax rate to be comparable to 2002. Subsequent to year-end 2002, the Internal Revenue Service completed the audit of Huntington's consolidated federal income tax returns through the tax year 2001. The tax audit resulted in no material impact to Huntington's financial statements. See Note 21 to the consolidated financial statements for more information regarding reported basis income taxes.

CREDIT RISK

The following credit risk discussion is on a reported basis. It is not adjusted for the sale of the Florida loans as their impact on overall credit performance, including the allowance for loan and lease losses as well as credit-related ratios (e.g., net charge-offs), was not material.

Huntington's exposure to credit risk is managed through the use of consistent underwriting standards that emphasize "in-market" lending while avoiding highly leveraged transactions as well as excessive industry and other concentrations. The credit administration function employs risk management techniques to ensure that loans adhere to corporate policy and problem loans are promptly identified. These procedures provide executive management with the information necessary to implement policy adjustments where necessary, and to take corrective actions on a proactive basis. Beginning in 2002, management focused its commercial lending to customers with existing or potential relationships within Huntington's primary markets. As a result, outstanding shared national credits declined to $979 million at December 31, 2002, from $1.1 billion at the same period-end last year and a peak of $1.5 billion at June 30, 2001.

Also in 2002, Huntington initiated a company-wide project to revise its internal risk grading system for commercial and commercial real estate credits. The company migrated from a single grading to a dual risk grading system that measures the probability of default and loss in event of default separately. The new dual risk grading system allows Huntington to be significantly more specific in the risk assessment process. This dual grading process is an industry standard and management believes that this change positions Huntington to continue the focus on improving credit quality.

In late 2000, Huntington purchased residual value insurance on its leased automobiles. The insurance policies insure the difference between the recorded residual value and the fair value of the automobile at the end of the lease term as evidenced by Auto Lease Guide *Black Book* valuations. These policies provide first dollar loss coverage on the entire automobile lease portfolio at October 1, 2000 and has a cap on insured losses of $120 million. Insured losses on new automobile lease originations from October 2000 to April 30, 2002 have a cap of $50 million and no cap for new automobile lease originations from May 1, 2002 through April 30, 2005, when the current policies expire. Management believes these policies are sufficient to cover all losses in the portfolio.

Allowance for Loan and Lease Losses (ALLL)

The ALLL was $368.4 million at December 31, 2002, down from $410.6 million at the end of 2001. This represented 1.76% of total loans and leases at year-end 2002 compared with 1.90% for 2001. Non-performing loans and leases at the end of 2002 were covered by the ALLL 2.9 times versus 1.9 times at the end of last year, one of the highest coverage ratios among peer banks. Given all of the characteristics in Huntington's loan and lease portfolio, management believes the ALLL is sufficient to absorb all of the credit losses inherent in the portfolio.

Huntington allocates the ALLL to each loan category based on an expected loss ratio determined by continuous assessment of credit quality based on portfolio risk characteristics and other relevant factors such as historical performance, significant acquisitions and dispositions of loans and leases, and internal controls. For the commercial and industrial and commercial real estate credits, expected loss factors are assigned by credit grade at the individual loan level at the time the loan is originated. On a periodic basis, management reevaluates these credit grades. The aggregation of these factors represents management's estimate of the inherent loss.

The portion of the allowance allocated to the more homogeneous consumer loan segments is determined by expected loss ratios based on the risk characteristics of the various segments and giving consideration to existing economic conditions and trends. Expected loss ratios incorporate factors such as trends in past due and non-accrual amounts, recent loan loss experience, current economic conditions, and risk characteristics of various loan categories. Actual loss ratios experienced in the future, could vary from those expected, as performance is a function of factors unique to each customer as well as general economic conditions. To ensure adequacy to a higher degree of confidence, a portion of the ALLL is considered unallocated. For analytical purposes, the allocation of the ALLL is provided in Table 13. While amounts are allocated to various portfolio segments, the total ALLL, excluding impairment reserves prescribed under provisions of Statement of Financial Accounting Standard No. 114, is available to absorb losses from any segment of the portfolio.

The following table shows the activity in Huntington's ALLL, along with selected credit quality indicators.

Table 12 — Summary of Allowance for Loan and Lease Losses and Related Statistics (Reported Basis)

(in thousands of dollars)	2002	2001	2000	1999	1998
Balance, beginning of year	**$ 410,572**	$ 297,880	$ 299,309	$ 290,948	$ 258,171
Loan and lease losses					
Commercial loans and leases	**(128,868)**	(65,743)	(18,013)	(16,203)	(24,512)
Real estate					
Construction	**(4,863)**	(845)	(238)	(638)	(80)
Commercial	**(15,012)**	(3,676)	(1,522)	(2,399)	(2,115)
Consumer					
Automobile leases	**(56,916)**	(52,775)	(25,020)	(13,209)	(13,755)
Automobile loans—Indirect	**(57,580)**	(71,638)	(47,687)	(42,783)	(39,107)
Home equity	**(15,312)**	(8,744)	(5,626)	(5,461)	(4,905)
Residential mortgage	**(888)**	(879)	(1,140)	(1,404)	(1,243)
Other consumer loans	**(10,399)**	(23,015)	(11,599)	(30,194)	(40,638)
Total loan and lease losses	**(289,838)**	(227,315)	(110,845)	(112,291)	(126,355)
Recoveries of loans previously charged off					
Commercial loans and leases	**11,106**	6,175	4,201	5,303	4,546
Real estate					
Construction	**403**	179	165	192	441
Commercial	**1,831**	613	268	1,260	1,800
Consumer					
Automobile leases	**13,078**	9,597	3,578	2,652	1,631
Automobile loans—Indirect	**18,465**	16,567	15,407	14,201	14,979
Home equity	**1,806**	719	557	750	398
Residential mortgage	**16**	94	133	268	367
Other consumer loans	**3,814**	3,924	3,447	7,579	7,686
Total recoveries	**50,519**	37,868	27,756	32,205	31,848
Net loan and lease losses	**(239,319)**	(189,447)	(83,089)	(80,086)	(94,507)
Provision for loan and lease losses [1]	**227,340**	308,793	90,479	88,447	105,242
Allowance of securitized loans	**(9,165)**	(6,654)	(16,719)	—	—
Allowance for loans and leases sold	**(22,297)**	—	—	—	—
Allowance of loans and leases acquired	**1,264**	—	7,900	—	22,042
Balance, end of year	**$ 368,395**	$ 410,572	$ 297,880	$ 299,309	$ 290,948
Net loan and lease losses as a % of average loans and leases	**1.19%**	0.90%	0.40%	0.40%	0.51%
Allowance for loan and lease losses as a % of total end of period loans and leases	**1.76**	1.90	1.45	1.45	1.50

(1) Includes special provisions for loan and lease losses of $121.7 million in 2001 as discussed in the *Restructuring and Other Non-Operating Items* section of this report.

Table 13 — Allocation of Allowance for Loan and Lease Losses (Reported Basis)

(in thousands of dollars)	2002	2001	2000	1999	1998
Commercial loans and leases	**$155,577**	$174,713	$104,968	$ 94,978	$ 82,129
Real estate					
Construction	**12,542**	17,685	12,596	14,863	10,729
Commercial	**35,853**	38,177	33,909	32,073	35,206
Consumer					
Automobile leases	**43,746**	41,240	32,951	25,378	17,823
Automobile loans—Indirect	**39,622**	38,799	28,877	40,043	40,792
Home equity	**18,621**	24,054	19,246	17,089	15,691
Residential mortgage	**8,566**	6,013	4,421	5,393	5,247
Other consumer loans	**8,085**	19,757	22,516	21,523	47,715
Total allocated	**322,612**	360,438	259,484	251,340	255,332
Total unallocated	**45,783**	50,134	38,396	47,969	35,616
Total Allowance for Loan and Lease Losses	**$368,395**	$410,572	$297,880	$299,309	$290,948

Net Charge-offs

Total net charge-offs as a percent of average total loans and leases were 1.19% in 2002 compared to 0.90% in 2001. The increase was due largely to $51.3 million in commercial loan charge-offs related to the special credit actions in the fourth quarter of 2002. In 2001, Huntington made the decision to exit the sub-prime automobile and truck and equipment lending business, which have a combined balance of $69.7 million at December 31, 2002, down from $144.3 million at the end of 2001. Excluding net charge-offs related to these exited businesses, total net charge-offs in 2002 and 2001 were 1.14% and 0.83%, respectively. Commercial and commercial real estate net charge-offs, spread over a number of companies in the retail trade, manufacturing, services, and communications sectors, were 1.20% in the current year versus 0.46% in 2001. Excluding the net charge-offs related to the fourth quarter 2002 special credit actions, total net charge-offs and total commercial and commercial real estate net charge-offs for 2002 were 0.75% and 0.89%, respectively. Consumer charge-offs were 0.87% in 2002 compared with 1.10% in 2001. Indirect automobile loan and lease net charge-offs were 1.29% in 2002 compared with 1.67% in 2001. Table 14 shows the amount of net charge-offs by loan type as a percentage of average loans and leases.

Table 14 — Net Loan and Lease Charge-offs (Reported Basis)

(in thousands of dollars)	**2002**	2001	2000	1999	1998
Net Charge-offs by Type					
Commercial loans and leases	**$117,528**	$ 52,000	$13,812	$10,900	$19,966
Commercial real estate	**17,641**	3,729	1,327	1,585	(46)
Total commercial and commercial real estate	**135,169**	55,729	15,139	12,485	19,920
Consumer					
Automobile leases	**43,837**	47,377	21,442	10,557	12,124
Automobile loans—Indirect	**31,597**	48,280	32,280	28,582	24,128
Total automobile leases and loans	**75,434**	95,657	53,722	39,139	36,252
Home equity	**13,506**	14,588	6,909	6,096	5,530
Residential mortgage	**872**	785	1,007	1,136	876
Other consumer loans	**4,524**	7,778	6,312	21,230	31,929
Total consumer	**94,336**	118,808	67,950	67,601	74,587
Total Net Charge-offs, Excluding Exited Businesses	**229,505**	174,537	83,089	80,086	94,507
Net charge-offs related to exited businesses	**9,814**	14,910	—	—	—
Total Net Charge-offs	**$239,319**	$189,447	$83,089	$80,086	$94,507
Net Charge-offs as a % of Average Loans and Leases					
Commercial loans and leases	**2.07%**	0.78%	0.21%	0.18%	0.35%
Commercial real estate	**0.74**	0.16	0.06	0.07	—
Total commercial and commercial real estate	**1.20**	0.46	0.13	0.12	0.21
Consumer					
Automobile leases	**1.38**	1.48	0.72	0.45	0.69
Automobile loans—Indirect	**1.18**	1.90	1.08	0.83	0.74
Total automobile leases and loans	**1.29**	1.67	0.90	0.68	0.72
Home equity	**0.44**	0.43	0.23	0.26	0.29
Residential mortgage	**0.06**	0.07	0.07	0.08	0.06
Other consumer loans	**1.09**	1.37	1.20	1.93	2.25
Total consumer	**0.87**	1.10	0.63	0.63	0.77
Total Net Charge-offs, Excluding Exited Businesses	**1.14%**	0.83%	0.40%	0.40%	0.51%
Total Net Charge-offs	**1.19%**	0.90%	0.40%	0.40%	0.51%

Indirect automobile loan and lease origination vintages in 2002 and 2001 exhibited improved credit quality performance compared with the 1999 fourth quarter to 2000 fourth quarter vintage, a period when the company targeted a broader credit quality spectrum of borrowers. This improvement represents a specific change in credit quality focus, part of Huntington's broader commitment to improve automobile loan and lease underwriting standards and credit quality performance. Table 15 reflects vintage performance for Huntington's managed indirect automobile loan and lease portfolios through December 31, 2002:

Table 15 — Managed Indirect Automobile Loan and Lease Portfolio Performance by Vintage (Reported Basis)

		Loan and lease origination period		
Product		4Q '99 to 4Q '00	1Q '01 to 4Q '01	1Q '02 to 4Q '02
Indirect automobile loans	— % of portfolio at December 31, 2001	34%	48%	—
	— % of portfolio at December 31, 2002	17	27	50%
	— cumulative loss ratios after 2 quarters	0.07	0.04	0.03
	— cumulative loss ratios after 4 quarters	0.79	0.52	0.39
	— cumulative loss ratios after 6 quarters	1.72	1.08	N/A
Indirect automobile leases	— % of portfolio at December 31, 2001	39%	34%	—
	— % of portfolio at December 31, 2002	27	27	35%
	— cumulative loss ratios after 2 quarters	0.04	0.06	0.02
	— cumulative loss ratios after 4 quarters	0.60	0.62	0.26
	— cumulative loss ratios after 6 quarters	1.48	1.31	N/A

N/A—Not applicable.

The impact of improved underwriting is shown in the six-quarter cumulative loss ratios. For the 1999 fourth quarter to 2000 fourth quarter vintage, the six-month cumulative loss ratios for automobile loans and automobile leases were 1.72% and 1.48%, respectively. In contrast, the comparable six-quarter cumulative loss ratios for the 2001 automobile loan and automobile lease vintages were lower at 1.08% and 1.31%, respectively.

The lower quality 1999 fourth quarter to 2000 fourth quarter vintage represented 17% and 27% of the automobile loans and leases outstanding at the end of 2002. These relative percentages declined from 34% and 39%, respectively, at the end of 2001. Although the relative portion of the poorer quality vintage is diminishing, these loans and leases nevertheless contributed to higher loss levels in 2002 compared with 2001, as did a weakened used car market.

Huntington's management expects favorable trends in credit quality and net charge-offs entering 2003 assuming no further deterioration in the economy.

Non-performing Assets

Non-performing assets consist of loans and leases that are no longer accruing interest, loans that have been renegotiated to below market rates based upon financial difficulties of the borrower, and real estate acquired through foreclosure. Commercial and commercial real estate loans are generally placed on non-accrual status when collection of principal or interest is in doubt or when the loan is 90 days past due. When interest accruals are suspended, accrued interest income is reversed with current year accruals charged to earnings and prior year amounts generally charged off as a credit loss. Consumer loans, excluding residential mortgages, are not placed on non-accrual status but are charged off in accordance with regulatory statutes, which is generally no more than 120 days past due. Residential mortgages, while highly secured, are placed on non-accrual status within 180 days past due as to principal and 210 days past due as to interest, regardless of security. A charge-off on a residential mortgage is recorded when the loan has been foreclosed and the loan balance exceeds the fair value of the real estate. The fair value of the security is then recorded as real estate owned. When, in management's judgment, the borrower's ability to make periodic interest and principal payments resumes and collectibility is no longer in doubt, the loan is returned to accrual status.

Total NPAs were $136.7 million at December 31, 2002, compared with $227.5 million the end of 2001 and represents 0.65% and 1.05% of total loans and leases and other real estate. Management expects the level of NPAs to decline slightly by the end of 2003.

Table 16 — Non-Performing Assets and Past Due Loans and Leases (Reported Basis)

	December 31,				
(in thousands of dollars)	**2002**	2001	2000	1999	1998
Non-accrual loans and leases					
Commercial loans and leases	**$ 91,861**	$159,637	$ 55,804	$42,958	$34,586
Real estate					
Construction	**5,554**	13,885	8,687	10,785	10,181
Commercial	**21,211**	34,475	18,015	16,131	13,243
Residential	**9,443**	11,836	10,174	11,866	14,419
Total non-accrual loans and leases	**128,069**	219,833	92,680	81,740	72,429
Renegotiated loans	**—**	1,276	1,304	1,330	4,706
Total Non-Performing Loans and Leases	**128,069**	221,109	93,984	83,070	77,135
Other real estate, net	**8,654**	6,384	11,413	15,171	18,964
Total Non-Performing Assets	**$136,723**	$227,493	$105,397	$98,241	$96,099
Accruing Loans and Leases Past Due 90 Days or More	**$ 73,122**	$ 91,635	$ 80,306	$61,287	$51,037
Non-performing loans and leases as a % of total loans and leases	**0.61%**	1.02%	0.46%	0.40%	0.40%
Non-performing assets as a % of total loans and leases and other real estate	**0.65**	1.05	0.51	0.47	0.49
Allowance for loan and lease losses as a % of non-performing loans and leases	**288**	186	317	360	377
Allowance for loan and lease losses as a % of non-performing assets	**269**	181	283	305	303
Accruing loans and leases past due 90 days or more to total loans and leases	**0.35**	0.42	0.39	0.30	0.26

Note: For 2002, the amount of interest income which would have been recorded under the original terms for total loans and leases classified as non-accrual or renegotiated was $12.6 million. Amounts actually collected and recorded as interest income for these loans and leases was $5.1 million.

Loans and leases past due ninety days or more but continuing to accrue interest decreased to $73.1 million at December 31, 2002, down from $91.6 million a year earlier. This represented 0.35% and 0.42% of total loans and leases, respectively.

Table 17 reflects the change in NPAs for the recent four years and includes NPAs in the Florida operations to the date of their sale in the 2002 first quarter:

Table 17 — Non-Performing Asset Activity (Reported Basis)

(in thousands of dollars)	2002	2001	2000	1999
Beginning of Period	**$ 227,493**	$ 105,397	$ 98,241	$ 96,099
New non-performing assets	**260,229**	329,882	113,870	106,014
Returns to accruing status	**(17,124)**	(2,767)	(5,914)	(5,744)
Loan and lease losses	**(152,616)**	(67,541)	(18,052)	(19,547)
Payments	**(136,774)**	(106,839)	(68,982)	(67,682)
Sales	**(44,485)**[1]	(30,639)	(13,766)	(10,899)
End of Period	**$ 136,723**	$ 227,493	$105,397	$ 98,241

(1) Includes $6.5 million related to the sale of the Florida operations and $21.4 million related to the 4th quarter special credit actions.

INTEREST RATE RISK MANAGEMENT

Huntington seeks to minimize earnings volatility by managing the sensitivity of net interest income and the fair value of its net assets to changes in market interest rates. The Board of Directors and the Asset and Liability Management Committee (ALCO) oversee various risks by establishing broad policies and specific operating limits that govern a variety of risks inherent in operations, including liquidity, counterparty credit risk, settlement, and market risks.

Market risk is the potential for declines in the fair value of financial instruments due to changes in interest rates, exchange rates, and equity prices. Interest rate risk is Huntington's primary market risk. It results from timing differences in the repricing and maturity of assets and liabilities and changes in relationships between market interest rates and the yields on assets and rates on liabilities, including the impact of embedded options.

Interest rate risk management is a dynamic process that encompasses new business flows onto the balance sheet, wholesale investment and funding, and the changing market and business environment. Effective management of interest rate risk begins with appropriately diversified investments and funding sources. To accomplish overall balance sheet objectives, management regularly accesses money, bond, futures, and options markets, as well as trading exchanges. In addition, Huntington contracts with dealers in over-the-counter financial instruments for interest rate swaps. ALCO regularly monitors position concentrations and the level of interest rate sensitivity to ensure compliance with approved risk tolerances.

Interest rate risk modeling is performed monthly. An income simulation model is used to measure the sensitivity of forecasted net interest income to changes in market rates over a one-year horizon. Market value risk (referred to as Economic Value of Equity, or EVE) is measured using a static balance sheet. The models used for these measurements take into account prepayment speeds on mortgage loans, mortgage-backed securities, and consumer installment loans, as well as cash flows of other loans and deposits. Balance sheet growth assumptions are also considered in the income simulation model. Moreover, the models incorporate the effects of embedded options, such as interest rate caps, floors, and call options, and account for changes in relationships among interest rates.

The baseline scenario for the income simulation, with which all others are compared, is based on market interest rates implied by the prevailing yield curve. Alternative market rate scenarios are then employed to determine their impact on the baseline scenario. These alternative market rate scenarios include spot rates remaining unchanged for the entire measurement period, parallel rate shifts on both a gradual and immediate basis, as well as movements in rates that alter the shape of the yield curve. Scenarios are also developed to measure basis risk, such as the impact of LIBOR-based rates rising or falling faster than the prime rate.

When evaluating short-term interest rate risk exposure, management uses, for its primary measurement, scenarios that model 200 basis point increasing and decreasing parallel shifts in the yield curve during the next twelve-month period. At December 31, 2002, only the 200 basis point increasing parallel shift in the yield curve was modeled because a 200 basis point decrease in the interest rate curve was not feasible given the overall low level of interest rates. At the end of 2002, that scenario modeled net interest income 0.7% lower than the internal forecast of net interest income over the same time period using the current level of forward rates. This compares with an internal policy limit of a 2.0% change in net interest income given a 200 basis point scenario. Management believes further declines in market rates would put modest downward pressure on net interest income, resulting from the implicit pricing floors in non-maturity deposits.

Net interest income and the net interest margin have been adversely impacted in recent months by: (1) the flattening of the yield curve; (2) the lower yield on the higher quality automobile loan and lease originations; (3) the rapid growth of lower-yield residential adjustable-rate mortgage loans retained on the balance sheet; (4) high repayments of residential mortgage loans and mortgage-backed securities; and (5) fixed-rate consumer loan repayments being reinvested at lower market rates. Net interest income will continue to be adversely affected by these factors, should declines continue in the future.

The primary measurement for EVE risk assumes an immediate and parallel increase in rates of 200 basis points. At December 31, 2002, the model indicated that such an increase in rates would be expected to reduce the EVE by 3.8% and compares with an estimated negative impact of 2.9% at December 31, 2001.

The model is a useful but simplified representation of the bank's underlying interest rate risk profile. Simulations reflect choices of statistical techniques, functional forms, model parameters, and numerous uncertain assumptions. Nonetheless, experience has demonstrated and management believes that these models provide reliable guidance for measuring and managing interest rate sensitivity.

LIQUIDITY

Liquidity is the ability to meet cash flow needs on a timely basis at a reasonable cost. The liquidity of the Bank is used to make loans and to repay deposit liabilities as they become due or are demanded by customers. Huntington's ALCO establishes guidelines and regularly monitors the overall liquidity position of the Bank and the parent company to ensure that various alternative strategies exist to cover unanticipated events that could affect liquidity. Management believes that sufficient liquidity exists at both the parent company and the Bank to meet their estimated needs.

Bank Liquidity

The Bank manages both its external and internal liquidity. External liquidity includes maintaining funding sources for the Bank's activities. These activities primarily consist of making loans to customers, repaying the Bank's obligations as they become due, and supporting the cost of operating the Bank. Selected information regarding the Bank's short-term borrowings is found in Table 19 and the maturity of obligations, including payments due under operating leases, is reflected in Table 20.

Deposits are the Bank's primary source of funding, 87% provided by the Regional Banking segment. Table 18 details the types and sources of deposits by business segment at December 31, 2002, and compares these balances by type and source to balances at December 31, 2001.

Table 18 — Deposit Liabilities

(in millions of dollars)

	December 31, 2002		December 31, 2001	
By Type	**Balance**	**%**	Balance	%
Demand deposits				
Non-interest bearing	**$ 3,074**	**17.6**	$ 3,635	18.0
Interest bearing	**5,374**	**30.7**	5,723	28.3
Savings deposits	**2,851**	**16.3**	3,466	17.2
Other domestic time deposits	**3,956**	**22.6**	5,868	29.1
Total Core Deposits	**15,255**	**87.2**	18,692	92.6
Domestic time deposits of $100,000 or more	**732**	**4.2**	1,131	5.6
Brokered time deposits and negotiable CDs	**1,093**	**6.2**	138	0.7
Foreign time deposits	**419**	**2.4**	226	1.1
Total Deposits	**$17,499**	**100.0**	$20,187	100.0
By Business Segment				
Regional Banking				
Central Ohio / West Virginia	**$ 5,361**	**30.6**	$ 5,217	25.8
Northern Ohio	**3,602**	**20.6**	3,256	16.1
Southern Ohio / Kentucky	**1,365**	**7.8**	1,291	6.4
West Michigan	**2,402**	**13.7**	2,227	11.0
East Michigan	**1,962**	**11.2**	1,895	9.4
Indiana	**613**	**3.5**	578	2.9
Total Regional Banking	**15,305**	**87.4**	14,464	71.6
Dealer Sales	**59**	**0.3**	82	0.4
Private Financial Group	**924**	**5.3**	717	3.6
Treasury / Other	**1,211**	**7.0**	256	1.3
Total Deposits excluding Florida	**17,499**	**100.0**	15,519	76.9
Florida	**—**	**—**	4,668	23.1
Total Deposits	**$17,499**	**100.0**	$20,187	100.0

Domestic time deposits of $100,000 or more, which include brokered time deposits and negotiable certificates of deposit and IRAs included in Other domestic time deposits, totaled $1.9 billion at December 31, 2002. These time deposits mature as follows: $343 million within three months, $182 million within six but more than three months, $212 million within one year but more than six months, and $1,166 million maturing beyond one year. At December 31, 2002, Huntington's loans and leases were 120% of total deposits. This compares with 107% of total deposits at December 31, 2001, or 122% excluding the loans and deposits sold with the Florida operations.

The Bank's ALCO establishes policies and monitors guidelines to diversify the Bank's wholesale funding sources to avoid concentrations in any one market source. Wholesale funding sources include Federal funds purchased, securities sold under repurchase agreements, non-core deposits, and medium- and long-term debt. To enhance the availability of liquidity, the Bank has a $6.0 billion domestic bank note program. This program was renewed in 2002. At December 31, 2002, a total of $5.7 billion in domestic bank notes remained available for future issuance under this program. In addition, the Bank shares a $2.0 billion Euronote program with the parent company. This program was renewed on February 6, 2003, and is subject to annual renewal. Approximately $1.3 billion was available under this program at December 31, 2002. Both programs enable the Bank to issue notes with maturities from one month to thirty years. During 2002, management added significantly to its wholesale borrowings, primarily due to the loss of deposit funding with the sale of Huntington's Florida banking operations. In adding wholesale borrowings, management also lengthened the average maturity of these borrowings. At the end of 2002, the Bank had wholesale borrowings of $5.9 billion, which had a weighted-average maturity of 1.7 years.

Table 19 — Short-Term Borrowings

(in thousands of dollars)	Year Ended December 31, 2002	2001	2000
Federal Funds purchased and Repurchase Agreements			
Balance at year-end	**$2,458,523**	$1,913,607	$1,822,480
Weighted average interest rate at year-end	**1.49%**	2.24%	5.91%
Maximum amount outstanding at month-end during the year	**$2,503,962**	$3,094,647	$2,093,546
Average amount outstanding during the year	**$2,072,075**	$2,258,860	$1,831,228
Weighted average interest rate during the year	**1.98%**	4.11%	5.68%

The Bank is also a member of the Federal Home Loan Bank of Cincinnati (FHLB), which provides funding through advances to its members that are collateralized with mortgage-related assets. These advances carry maturities from one month to twenty years. At December 31, 2002, the Bank had $1.0 billion of advances from the FHLB, compared with only $17 million of advances at December 31, 2001. During 2002, the Bank significantly increased its borrowing capability with the FHLB as these advances provided a flexible source of funding. At December 31, 2002, a total of $2.7 billion of residential mortgage loans, commercial real estate loans, and home equity loans were pledged to secure borrowing under these advances.

Table 20 — Maturity of Bank Obligations

	Payments Due by Period						
(in millions of dollars)	2003	2004	2005	2006	2007	2008 & After	Total
Medium-term notes	$540.1	$855.0	$510.0	$ —	$ —	$ —	$1,905.1
Subordinated notes	253.0	—	—	—	—	485.7	738.7
Preferred securities	—	—	—	—	—	50.0	50.0
Federal Home Loan Bank advances	10.0	3.0	100.0	—	900.0	—	1,013.0
Operating leases	35.1	33.1	29.7	27.6	26.2	218.6	370.3
Total	$838.2	$891.1	$639.7	$27.6	$926.2	$754.3	$4,077.1

Huntington maintains a portfolio of securities that can be used as a secondary source of liquidity (to the extent that securities are not pledged), substantially all of which is held by the Bank. At December 31, 2002, the portfolio of securities available for sale totaled $3.4 billion, of which $2.6 billion was pledged to secure public and trust deposits, trading account liabilities, U.S. Treasury demand notes, and securities sold under repurchase agreements. The composition and maturity of these securities are presented in Table 21. Weighted average yields were calculated using amortized cost and on a fully taxable equivalent basis assuming a 35% tax rate, excluding marketable equity securities.

Table 21 — Securities Available for Sale

		December 31,	
(in thousands of dollars)	2002	2001	2000
U.S. Treasury and Federal Agencies	**$2,627,684**	$2,322,079	$3,284,031
Other	**775,685**	527,500	806,494
Total Securities Available for Sale	**$3,403,369**	$2,849,579	$4,090,525

	Amortized Cost	Fair Value	Yield
U.S. Treasury			
1-5 years	$ 13,434	**$ 14,066**	3.51%
6-10 years	4,704	**5,367**	5.51
Over 10 years	412	**479**	6.07
Total U.S. Treasury	18,550	**19,912**	4.07
Federal Agencies			
Mortgage-backed			
1-5 years	34,196	**35,166**	5.29
6-10 years	264,219	**270,779**	5.33
Over 10 years	873,552	**901,417**	5.78
Total Mortgage-backed	1,171,967	**1,207,362**	5.66
Other agencies			
Under 1 year	34,923	**35,966**	4.91
1-5 years	758,032	**783,533**	5.21
6-10 years	95,617	**97,095**	4.79
Over 10 years	477,185	**483,816**	5.50
Total Other	1,365,757	**1,400,410**	5.27
Total U.S. Treasury and Federal Agencies	2,556,274	**2,627,684**	5.44
Other			
Under 1 year	7,133	**7,183**	8.43
1-5 years	62,939	**63,886**	6.53
6-10 years	49,581	**51,046**	6.61
Over 10 years	451,108	**449,958**	5.71
Retained interest in securitizations	146,160	**159,978**	15.56
Marketable equity securities	42,846	**43,634**	
Total Other	759,767	**775,685**	7.88
Total Securities Available for Sale at December 31, 2002	$3,316,041	**$3,403,369**	5.98%

A significant factor impacting the Bank's internal liquidity is the repayment of principal and the receipt of interest on the Bank's loans. The Bank's consumer loan portfolio contains a significant amount of loans with relatively shorter weighted-average lives to maturity. In addition, commercial loans and leases and real estate construction portfolios have relatively short maturities with 44% of the combined principal maturing in one year or less, as reflected in Table 22.

Table 22 — Maturity Schedule of Selected Loans and Leases

	At December 31, 2002			
(in millions of dollars)	One Year or Less	One to Five Years	After Five Years	Total
Commercial loans and leases	$2,490	$2,481	$635	$5,606
Real estate—construction	450	544	18	1,012
Total	$2,940	$3,025	$653	$6,618
Variable interest rates	$2,813	$2,582	$509	$5,904
Fixed interest rates	127	443	144	714
Total	$2,940	$3,025	$653	$6,618

There are other sources of liquidity should they be needed. These sources include the sale and securitization of loans, the ability to acquire additional national market, non-core deposits, additional collateralized borrowings such as FHLB advances, the issuance of debt securities, and the issuance of preferred or common securities in public or private transactions. The Bank also can borrow through the Federal Reserve's discount window. At December 31, 2002, a total of $1.5 billion of commercial loans had been pledged to secure potential future borrowings that could be obtained through this facility.

Parent Company Liquidity

Parent company liquidity consists primarily of a program of regular dividends from its subsidiaries, predominantly the Bank, its medium-term note program, and a commercial paper program issued through Huntington Bancshares Financial Corporation, a non-bank subsidiary. The Bank could declare dividends to be paid to the parent company, without regulatory approval, of $161.5 million at December 31, 2002.

The parent company uses this liquidity to pay dividends to its stockholders, repurchase shares of its common stock, meet its financial obligations, fund certain non-bank activities, finance acquisitions, and for other general corporate purposes. At December 31, 2002, the parent company had $455 million issued under a $750 million medium-term note program, leaving $295 million available for future funding needs. At December 31, 2002, the parent company had $140 million in medium-term notes outstanding: $40 million will mature in 2003 and $100 million in 2004. As mentioned earlier, the parent company shares a $2.0 billion Euronote program with the Bank. Availability of funding through these two programs amounted to $1.6 billion at December 31, 2002.

In 2002, the liquidity of the parent company was favorably affected by the sale of the Florida banking operations through a subsequent recapitalization of the Bank. This recapitalization returned $670 million of capital to the parent company. During 2002, subsequent to the recapitalization, the parent company repurchased 19.2 million shares of its common stock for $370 million. Details of this program are discussed further under the Capital section that follows.

At December 31, 2002, the parent company had $546.9 million of cash and cash equivalents on hand. Management believes that the parent company has sufficient liquidity to meet its cash flow obligations in 2003, including payment of its current dividend, without relying upon the capital markets for financing.

CAPITAL

Capital is managed at each legal subsidiary based upon the respective risks and growth opportunities, as well as regulatory requirements. Management places significant emphasis on the maintenance of strong capital, which promotes investor confidence, provides access to the national markets under favorable terms, and enhances business growth and acquisition opportunities. The importance of managing capital is also recognized and management continually strives to maintain an appropriate balance between capital adequacy and returns to shareholders.

Shareholders' equity declined $112.6 million during 2002 compared with an increase of $50.4 million in the previous year. Increases to shareholders' equity reflecting higher net earnings, equity issued for acquisitions, and the positive mark-to-market of securities available for sale and derivatives used to hedge cash flows for 2002, were more than offset by dividends and repurchases of common shares. Cash dividends declared were $0.64 per share in 2002, down from $0.72 per share in 2001, and $0.76 per share in 2000.

Average shareholders' equity in 2002 was $2.3 billion, down modestly from $2.4 billion in 2001. The ratio of average equity to average assets in 2002 was 8.86% versus 8.47% a year ago. Tangible period-end equity to tangible period-end assets was 7.62% at the end of 2002, up significantly from 6.12% a year earlier, reflecting the tangible capital generated from the sale of the Florida operations offset by the subsequent share repurchase program in 2002.

In February 2002, the Board of Directors authorized a share repurchase program for up to 22 million shares and canceled the previously existing authorization. Through the end of December 2002, 19.2 million shares of common stock had been repurchased through open market and privately negotiated transactions. In January 2003, the Board of Directors authorized a new share repurchase program, canceling the remaining shares under the prior authorization. The new repurchase program authorizes the repurchase of 8 million shares in open market and privately negotiated transactions. Repurchased shares are reserved for reissue in connection with dividend reinvestment and employee benefit plans as well as for acquisitions and other corporate purposes. Management has indicated its intent to maintain a minimum tangible equity to asset ratio of 7.00% on a long-term basis.

Risk-based capital guidelines established by the Federal Reserve Board set minimum capital requirements and require institutions to calculate risk-based capital ratios by assigning risk weightings to assets and off-balance sheet items, such as interest rate swaps, loan commitments, and securitizations. Huntington's Tier 1 risk-based capital ratio, total risk-based capital ratio, leverage ratio, and risk-adjusted assets for the recent five years are shown in Table 23:

Table 23 — Capital Adequacy

(in millions of dollars)	"Well-Capitalized" Minimums	At December 31, 2002	2001	2000	1999	1998
Total Risk-Adjusted Assets	N/A	**$27,235**	$27,896	$26,880	$25,298	$24,239
Ratios:						
Tier 1 Risk-Based Capital	6.00%	**8.69%**	7.24%	7.19%	7.52%	7.10%
Total Risk-Based Capital	10.00%	**11.60**	10.29	10.46	10.72	10.73
Tier 1 Leverage	5.00%	**8.89**	7.41	6.93	6.72	6.37

Huntington is supervised and regulated by the Federal Reserve whereas the Bank is primarily supervised and regulated by the Office of the Comptroller of the Currency, which establishes similar regulatory capital guidelines for banks. The Bank also had regulatory capital ratios in excess of the levels established for well-capitalized institutions.

During 2002, Huntington acquired Haberer Investment Advisor, Inc. (Haberer), a Cincinnati-based registered investment advisory firm with approximately $500 million in assets under management. Huntington paid cash to Haberer shareholders and issued 202,695 shares of treasury stock. Also during 2002, Huntington acquired LeaseNet Group, Inc. (LeaseNet), a $90 million leasing company located in Dublin, Ohio. Huntington paid cash to LeaseNet shareholders and issued 835,035 shares of treasury stock. See Huntington's Statement of Changes in Shareholders' Equity for a detail of activity.

LINES OF BUSINESS DISCUSSION—OPERATING BASIS

Below is a brief description of each line of business and a discussion of business segment results. Regional Banking, Dealer Sales, and the Private Financial Group are the major business lines. The fourth segment includes the impact of the Treasury function and other unallocated assets, liabilities, revenue, and expense. Financial information for each line of business, including a reconciliation to reported earnings, can also be found in Note 25 to the consolidated financial statements. The chief decision-makers for Huntington rely on operating basis earnings for review of performance and for critical decision-making purposes and, therefore, the information below is presented on an operating basis. During 2002, the previously reported segments, Retail Banking and Corporate Banking, were combined and renamed Regional Banking. In addition, changes were made in 2002 to the methodologies utilized for certain balance sheet and income statement allocations from Huntington's management reporting system. The prior periods have not been restated for these methodology changes. The following tables within each segment show performance on this basis for the most recent three years.

Regional Banking

Regional Banking provides products and services to retail, business banking, and commercial customers. This segment's products include home equity loans, first mortgage loans, direct installment loans, business loans, personal and business deposit products, as well as sales of investment and insurance services. These products and services are offered in six operating regions within the five states of Ohio, Michigan, Indiana, West Virginia, and Kentucky through Huntington's traditional banking network, Direct Bank—Huntington's customer service center, and Web Bank at www.huntington.com. Regional Banking also represents middle-market and large commercial banking relationships which use a variety of banking products and services including, but not limited to, commercial loans, international trade, and cash management.

Table 24 — Regional Banking Results

(in thousands of dollars)	Year Ended December 31, 2002	2001	2000
Net interest income	**$592,977**	$626,647	$656,856
Provision for loan and lease losses	**141,190**	96,943	36,180
Non-interest income	**279,780**	262,432	276,350
Non-interest expense	**559,302**	523,994	570,788
Income before taxes	**172,265**	268,142	326,238
Income taxes	**60,293**	93,850	112,549
Operating Income	**$111,972**	$174,292	$213,689

Regional Banking's operating income was $112.0 million in 2002 compared to $174.3 million for 2001 and $213.7 million for 2000. Net interest income decreased $33.7 million, or 5%, in 2002. Regional Banking provides net funds to Huntington's other business segments since its deposits exceed its loans and, therefore, receives an earnings credit for those excess deposits. The declining interest rate environment resulted in lower credit for this deposit excess and continued margin compression in 2002.

The provision for loan and lease losses increased $44.2 million in 2002 over 2001 versus an increase of $60.8 million in 2001 over 2000. The increases in 2002 and 2001 were indicative of the deteriorating credit quality that began late in 2000. Provision expense reflects net charge-offs (excluding the special charges for 2001) and charges for loan growth for the period. In 2002, net charge-offs were 0.76% compared with 0.54% for 2001.

Non-interest income rose $17.3 million, or 7%, in 2002, following a $13.9 million, or 5%, decline in 2001. Service charges on deposit accounts increased 12% (personal 9% and corporate 14%) to $144.7 million. The growth in personal service charges was primarily attributable to a new pricing structure and deposit volume initiatives. The corporate increase was the result of customers choosing to pay fees in lieu of maintaining balances due to lower earnings credit paid to commercial checking customers. In addition, electronic banking fees increased 10%. These revenue increases were partially offset by a 12% decline in total mortgage banking income. Gross mortgage banking revenue increased commensurate with a 22% increase in closed loans, but significant impairment of mortgage servicing rights pushed total mortgage banking income down in 2002. The declining rate environment during the recent twelve months caused accelerated mortgage prepayment expectations and, therefore, recognition of asset impairment of capitalized mortgage servicing rights and increased amortization. Excluding mortgage banking income, non-interest income increased 11% in 2002.

Non-interest expense was $559.3 million in 2002, up $35.3 million, or 7%, when compared to $524.0 million in 2001. Non-interest expense for 2001 was down $46.8 million, or 8%, from 2000. Personnel costs were $240.9 million, up 8%, compared with $223.8 million in 2001. The increase reflected investment in strengthening Regional Banking's management, business banking sales, and credit administration teams. In addition, this segment experienced increases in performance-based incentive compensation commensurate with production and revenue growth.

Total Regional Banking average loans and leases for 2002 increased to $12.3 billion, or 6%, over 2001. Mortgage and home equity lending represented the majority of the growth in average earning assets. Average mortgage loans increased 46% from $817 million in 2001 to nearly $1.2 billion in 2002. Home equity loans and lines of credit increased 19% from $1.8 billion in 2001 to $2.1 billion in 2002. Commercial real estate loans for 2002 grew $213.6 million, or 7%, while average commercial loans and leases were down $373.1 million, or 8%, from 2001.

Total average deposits for 2002 increased $1.1 billion, or 8%, from 2001. An enhanced focus on relationship selling and the economic environment propelled growth in checking and money market deposits. While demand for retail CD's remained strong, Regional Banking protected interest margins by refraining from paying aggressive competitive rates resulting in a 2% decline in CD balances year-over-year. Average deposit growth excluding CD's was 15% in 2002. As noted in the PFG line of business review that follows, Regional Banking also experienced growth in its packaged investment product sales through the retail channel.

Regional Banking contributed 34% of operating earnings in 2002 and comprised 61% of its total loan and lease portfolio and 87% of total deposits at December 31, 2002.

Dealer Sales

Dealer Sales provides products and services pertaining to the automobile lending sector and includes indirect consumer loans and leases, as well as floor plan financing. The consumer loans and leases comprise the vast majority of the business and involve the financing of vehicles purchased or leased by individuals through dealerships.

Table 25 — Dealer Sales Results

	Year Ended December 31,		
(in thousands of dollars)	**2002**	2001	2000
Net interest income	**$227,364**	$224,977	$192,140
Provision for loan and lease losses	**77,487**	74,603	46,113
Non-interest income	**19,927**	21,643	31,266
Non-interest expense	**75,066**	67,126	55,751
Income before taxes	**94,738**	104,891	121,542
Income taxes	**33,158**	36,711	42,420
Operating Income	**$ 61,580**	$ 68,180	$ 79,122

Dealer Sales operating earnings were $61.6 million in 2002, compared to $68.2 million in 2001 and $79.1 million for 2000. Higher provision for loan and lease losses, reflecting weakened economic conditions, higher bankruptcies, and a softer used car market, had an adverse impact on operating performance of this segment in 2002 and 2001.

Net interest income was $227.4 million for 2002, up slightly from $225.0 million for 2001. Net interest income was $192.1 million for 2000. The change in net interest income resulted from lower interest rates throughout 2002 as compared to 2001, more than offset by a 5% increase in average loan and lease balances. Indirect automobile loan and leases balances increased $408 million to $5.8 billion during 2002 from $5.4 billion in 2001. Total indirect automobile loan and lease originations were $3.5 billion in 2002 compared with $3.4 billion in 2001.

The provision for loan and lease losses for 2002 increased $2.9 million from 2001 compared with an increase in 2001 of $28.5 million. Provision expense attributed to net charge-offs was 1.29% for 2002 and 1.16% for 2001, excluding the 2001 special charges related to credit quality. See Huntington's discussion of losses related to certain origination vintages under the "Credit Risk" section of this report.

Non-interest income decreased $1.7 million, or 8%, from 2001, reflecting lower levels of insurance and other fee income received on originated loans as well as lower income from securitized loans. Non-interest expense increased $7.9 million, or 12%, reflecting increased lease residual value insurance costs, increased legal and collection related expenses, and investments associated with enhanced technological capabilities.

Dealer Sales contributed 19% and 17% of 2002 operating earnings and operating revenues, respectively, and represented 34% of total loans and leases outstanding at December 31, 2002.

Private Financial Group (PFG)

PFG provides products and services designed to meet the needs of Huntington's higher wealth customers. Revenue is derived through the sale of personal trust, asset management, investment advisory, brokerage, insurance, and deposit and loan products and services. Income and related expenses from the sale of brokerage and insurance products is shared with the line of business that generated the sale or provided the customer referral.

Table 26 — PFG Results

	Year Ended December 31,		
(in thousands of dollars)	**2002**	2001	2000
Net interest income	**$ 35,403**	$36,323	$30,502
Provision for loan and lease losses	**3,477**	408	1,279
Non-interest income	**108,817**	91,986	57,442
Non-interest expense	**100,961**	94,025	53,866
Income before taxes	**39,782**	33,876	32,799
Income taxes	**13,924**	11,857	11,343
Operating Income	**$ 25,858**	$22,019	$21,456

PFG's operating earnings for 2002 were $25.9 million, up 17% from 2001, due primarily to growth in non-interest income. For 2002, growth in non-interest income was partially offset by reduced net interest income, increased provision for loan and lease losses, and increased non-interest expense. Operating earnings were $21.5 million for 2000.

Average loans grew 36% to $895 million and average deposits grew 30% to $807 million from 2001 to 2002. Net interest income was down 3% driven by a shift in product mix and margin compression, particularly on consumer loans reflective of lower consumer mortgage loan rates.

Provision for loan and lease losses for 2002 increased by $3.1 million from 2001 largely reflecting higher net charge-offs. Net charge-offs were 0.20% of average loans for 2002 versus 0.09% for 2001.

Non-interest income for 2002 was $108.8 million, up 18% from 2001, resulting primarily from increased brokerage revenue, increased trust revenue, and increased other income. Brokerage revenue increased by $7.3 million, or 23%, from 2001 due to increased sales of annuity products. Insurance revenue for 2002 decreased by $0.4 million, or 3%, from 2001 mostly due to decreased sales volume from the life agency business.

In 2002, PFG restructured its sales/distribution force to eliminate the use of separate insurance sales personnel to sell insurance products through the retail branch offices and to utilize the more established brokerage sales force for retail insurance sales. Although sales volume decreased during this transition year as the new model was being implemented, significant expense savings resulted as well. Trust revenue for 2002 increased by $4.0 million, or 7%, from 2001 largely due to the acquisition of Haberer in April 2002. Increased revenue from investment advisory and other services provided to the Huntington Funds was also a major source of the increase in trust revenue. During 2001, PFG introduced five new equity funds. These funds grew to over $200 million in assets by the end of 2002. Other income for 2002 increased by $5.6 million from 2001 primarily because of the $4.2 million charge in 2001 for the impairment loss related to the Pacific Gas & Electric commercial paper held by the Huntington Money Market Fund.

Non-interest expense for 2002 increased $6.9 million, or 7%, from 2001 driven by the Haberer operating expenses combined with increased sales commissions and salary expense. Sales commissions increased $1.7 million as a result of the increase in non-interest income.

PFG contributed 8% to operating earnings and 10% of total revenues in the recent year and represented 5% of both total loans and leases and total deposits at December 31, 2002.

Treasury / Other

The Treasury / Other segment includes assets, liabilities, equity, revenue, and expense that are not directly assigned or allocated to one of the lines of business. Since a match-funded transfer pricing system is used to allocate interest income and interest expense to other business segments, Treasury / Other results include the net impact of any over or under allocations arising from centralized management of interest rate risk including the net impact of derivatives used to hedge interest rate sensitivity. Furthermore, this segment's results include the net impact of administering Huntington's investment securities portfolio as part of overall liquidity management. Additionally, amortization expense of intangible assets and gains or losses not allocated to other business segments are also a component.

Table 27 — Treasury / Other Results

	Year Ended December 31,		
(in thousands of dollars)	**2002**	2001	2000
Net interest income	**$118,334**	$ 25,962	$(29,712)
Provision for loan and lease losses	—	—	—
Non-interest income	**63,050**	61,677	81,759
Non-interest expense	**40,325**	75,598	26,132
Income before taxes	**141,059**	12,041	25,915
Income taxes	**11,947**	(31,003)	(18,357)
Operating Income	**$129,112**	$ 43,044	$ 44,272

Treasury / Other reported operating income of $129.1 million in 2002, up significantly from the two preceding years. This primarily reflected the reduction in transfer pricing credits allocated to Regional Banking for its deposits, the maturity in late 2001 of $2 billion of interest rate swaps that had significant negative spreads, and the benefit of lower short-term interest rates, particularly with the steeper yield curve.

Non-interest income for 2002 was $63.1 million compared with $61.7 million for 2001 reflecting the higher gains from securities transactions in the current year, increased Bank owned life insurance income, and revenue from trading activities. Non-interest expense for 2002 declined $35.3 million from 2001. This reflected a decline in the amortization of intangibles arising from the implementation of FASB Statement No. 142 and lower unallocated personnel costs offset by higher unallocated outside services and processing, equipment and occupancy, and telecommunication expenses.

Income tax expense for each of the other business segments is calculated at a statutory 35% tax rate. However, Huntington's overall effective tax rate is lower and, as a result, Treasury / Other reflects the reconciling items to the statutory tax rate in its Income taxes.

RESULTS FOR THE FOURTH QUARTER

Table 28 presents Huntington's results of operations for the recent eight quarters on an operating basis. Table 29 reflects Huntington's fourth quarter 2002 results compared with the previous seven quarters on a reported basis and Table 30 presents selected stock, performance ratios, and capital data for the same periods.

Reported Earnings

Fourth quarter 2002 reported earnings were $85.1 million, or $0.36 per common share. This compared with reported earnings of $65.6 million, or $0.26 per common share, in the year-ago fourth quarter.

Operating Earnings

On an operating basis, fourth quarter earnings of $85.1 million, or $0.36 per common share, were up 7% and 13%, respectively, from the year-ago fourth quarter earnings of $79.6 million, or $0.32 per common share. On this same basis, net interest income for 2002 increased $14.2 million, or 6%, reflecting the combination of an 11% increase in average earning assets during the recent year, partially offset by a 4% decline in the net interest margin from 4.26%.

Adjusting for any acquired, securitized, and sold portfolios, average managed loans increased 10%. This increase was driven by a 16% increase in average consumer loans, including a 15% increase in home equity loans and lines, a more than doubling of residential mortgages, and a 5% increase in automobile loans and leases. Total average commercial and commercial real estate loans were up 2% from the year-ago quarter.

On an operating basis, non-interest income excluding securities gains was up 8% from a year earlier. Primarily contributing to this year-over-year increase were a 17% increase in deposit service charges, a 9% increase in brokerage and insurance income, a 20% increase in bank owned life insurance income, a 14% increase in other service charges, primarily electronic banking fees, and a 12% increase in other income. These increases were partially offset by a 24% decline in mortgage banking income primarily due to mortgage servicing rights impairment recorded in the fourth quarter of 2002.

On an operating basis, non-interest expense was up $15.3 million, or 8%, from the year-ago quarter primarily due to a $13.8 million, or 14%, increase in personnel cost. Contributing equally to this increase were salary expense, incentive compensation, and benefit costs. The increased salary expense reflected higher staffing levels associated with the expansion of management and employee talent at all levels, including the credit workout area. Higher sales commissions were reflected across all lines of business. Higher fourth quarter medical and pension costs were somewhat offset by gains related to stock received from demutualization of certain insurance companies where Huntington owned related insurance policies. Outside data processing and other services was up $1.8 million, or 12%, and professional services increased $2.0 million, or 32%. Net occupancy expense decreased $1.8 million, or 12%, while the amortization of intangible expense declined $2.4 million due the implementation of FASB Statement No. 142 at the beginning of 2002. The fourth quarter 2002 efficiency ratio increased to 54.0% from 52.7% in the year-ago quarter.

Net charge-offs for the 2002 fourth quarter were $94.9 million, or an annualized 1.84%, including $51.3 million in charge-offs associated with the fourth quarter special credit actions as mentioned previously. Excluding these charge-offs, net charge-offs were $43.6 million, or 0.84% of average loans and leases (annualized). Excluding the impact of the fourth quarter special credit actions, as well as the net charge-offs on exited portfolios for which reserves were previously established, net charge-offs represented 0.81% of average loans and leases, down from 0.99% in the 2001 fourth quarter. Loan and lease loss provision expense in the fourth quarter was $57.4 million, up $3.1 million, or 6%, from the year-ago quarter.

ROE and ROA were 15.1% and 1.26%, respectively, for the 2002 fourth quarter, compared to 13.4% and 1.28%, respectively, for the year-ago quarter.

Table 28 — Selected Quarterly Income Statements (Operating Basis)

	2002				2001			
(in thousands of dollars, except per share amounts)	Fourth	Third	Second	First	Fourth	Third	Second	First
Net Interest Income	$249,702	$249,416	$241,859	$233,101	$235,546	$230,462	$225,883	$222,018
Provision for loan and lease losses	57,418	60,249	53,892	50,595	54,281	46,027	41,937	29,709
Net Interest Income After Provision for Loan and Lease Losses	192,284	189,167	187,967	182,506	181,265	184,435	183,946	192,309
Service charges on deposit accounts	41,177	37,460	35,354	34,282	35,220	33,593	32,650	31,143
Brokerage and insurance	16,431	13,943	14,967	14,587	15,066	13,943	13,185	12,232
Trust services	15,306	14,997	16,247	15,096	14,679	14,816	14,431	13,670
Bank owned life insurance	11,443	11,443	11,443	11,676	9,560	9,560	9,561	9,560
Mortgage banking	11,410	6,289	10,725	19,644	15,049	13,859	17,672	9,238
Other service charges and fees	10,890	10,837	10,529	9,118	9,582	9,547	9,383	8,415
Other	17,025	18,723	15,039	10,591	15,135	14,722	13,979	12,315
Total Non-Interest Income Before Securities Gains	123,682	113,692	114,304	114,994	114,291	110,040	110,861	96,573
Securities gains	2,339	1,140	966	457	89	1,059	2,747	2,078
Total Non-Interest Income	126,021	114,832	115,270	115,451	114,380	111,099	113,608	98,651
Personnel costs	113,852	107,477	103,589	104,320	100,076	101,866	103,707	99,296
Equipment	17,337	17,378	16,608	15,582	18,117	17,580	17,363	17,503
Outside data processing and other services	17,209	15,128	16,592	17,097	15,414	14,650	15,100	14,122
Net occupancy	13,454	14,815	14,642	14,771	15,251	14,481	13,755	15,568
Professional services	8,026	6,083	6,265	5,242	6,069	5,754	6,481	4,793
Marketing	6,186	7,491	7,219	7,174	5,305	5,717	6,807	8,832
Telecommunications	5,714	5,609	5,302	5,282	5,647	5,728	5,964	5,952
Printing and supplies	3,999	3,679	3,671	3,519	3,511	3,693	3,688	4,098
Franchise and other taxes	2,532	2,283	2,313	2,326	2,885	2,439	2,229	2,116
Amortization of intangible assets	204	204	203	251	2,555	2,569	2,890	3,031
Other	14,182	13,576	13,781	13,487	12,599	12,577	14,459	18,506
Total Non-Interest Expense	202,695	193,723	190,185	189,051	187,429	187,054	192,443	193,817
Income Before Income Taxes	115,610	110,276	113,052	108,906	108,216	108,480	105,111	97,143
Income taxes	30,475	28,110	31,344	29,393	28,631	27,587	29,509	25,688
Net Income	$ 85,135	$ 82,166	$ 81,708	$ 79,513	$ 79,585	$ 80,893	$ 75,602	$ 71,455
Net Income Per Common Share—Diluted	$0.36	$0.34	$0.33	$0.32	$0.32	$0.32	$0.30	$0.28
Return on average assets	1.26%	1.26%	1.31%	1.30%	1.28%	1.30%	1.20%	1.15%
Return on average shareholders' equity	15.1	14.3	14.0	13.6	13.4	13.5	12.6	12.1
Net interest margin	4.07	4.26	4.30	4.21	4.26	4.17	4.03	3.99
Efficiency ratio	54.0	53.1	53.2	54.1	52.7	54.0	56.0	59.5
Effective tax rate	26.4	25.5	27.7	27.0	26.5	25.4	28.1	26.4
Net Interest Income—Fully Taxable Equivalent (FTE)								
Net Interest Income	$249,702	$249,416	$241,859	$233,101	$235,546	$230,462	$225,883	$222,018
Tax Equivalent Adjustment [1]	1,869	1,096	1,071	1,169	1,292	1,442	1,616	2,002
Net Interest Income—FTE	$251,571	$250,512	$242,930	$234,270	$236,838	$231,904	$227,499	$224,020

(1) Calculated assuming a 35% tax rate.

Table 29 — Selected Quarterly Income Statements (Reported Basis)

	2002				2001			
(in thousands of dollars, except per share amounts)	Fourth	Third	Second	First	Fourth	Third	Second	First
Net Interest Income	$249,702	$249,416	$241,859	$242,825	$255,238	$249,787	$248,033	$243,124
Provision for loan and lease losses	57,418	60,249	53,892	55,781	108,275	49,559	117,495	33,464
Net Interest Income After Provision for Loan and Lease Losses	192,284	189,167	187,967	187,044	146,963	200,228	130,538	209,660
Service charges on deposit accounts	41,177	37,460	35,354	38,530	42,753	41,719	40,673	38,907
Brokerage and insurance	16,431	13,943	17,677	18,792	20,966	19,912	19,388	18,768
Trust services	15,306	14,997	16,247	15,501	15,321	15,485	15,178	14,314
Bank owned life insurance	11,443	11,443	11,443	11,676	9,560	9,560	9,561	9,560
Mortgage banking	11,410	6,289	10,725	19,565	15,768	14,616	18,733	10,031
Other service charges and fees	10,890	10,837	10,529	10,632	12,552	12,350	12,217	11,098
Other	17,025	18,723	15,039	10,931	16,088	15,755	14,956	12,968
Total Non-Interest Income Before Gain on Sale of Florida Operations, Merchant Services Gain, and Securities Gains (Losses)	123,682	113,692	117,014	125,627	133,008	129,397	130,706	115,646
Gain on sale of Florida operations	—	—	—	175,344	—	—	—	—
Merchant Services gain	—	24,550	—	—	—	—	—	—
Securities gains (losses)	2,339	1,140	966	457	89	1,059	(2,503)	2,078
Total Non-Interest Income	126,021	139,382	117,980	301,428	133,097	130,456	128,203	117,724
Personnel costs	113,852	107,477	105,146	114,285	118,143	120,767	122,068	117,662
Equipment	17,337	17,378	16,659	16,949	20,593	20,151	19,844	19,972
Outside data processing and other services	17,209	15,128	16,592	18,439	17,992	17,375	17,671	16,654
Net occupancy	13,454	14,815	14,756	17,239	19,950	19,266	18,188	19,780
Professional services	8,026	6,083	6,267	5,401	6,235	5,912	6,763	4,969
Marketing	6,186	7,491	7,231	7,003	6,345	6,921	7,852	9,939
Telecommunications	5,714	5,609	5,320	6,018	6,793	6,859	7,207	7,125
Printing and supplies	3,999	3,679	3,683	3,837	4,293	4,450	4,565	5,059
Franchise and other taxes	2,532	2,283	2,313	2,328	2,893	2,470	2,246	2,120
Amortization of intangible assets	204	204	235	1,376	10,100	10,114	10,435	10,576
Other	14,182	13,576	13,858	14,511	14,017	14,605	16,457	20,234
Total Non-Interest Expense Before Special Charges	202,695	193,723	192,060	207,386	227,354	228,890	233,296	234,090
Special charges	—	—	—	56,184	15,143	50,817	33,997	—
Total Non-Interest Expense	202,695	193,723	192,060	263,570	242,497	279,707	267,293	234,090
Income Before Income Taxes	115,610	134,826	113,887	224,902	37,563	50,977	(8,552)	93,294
Income taxes	30,475	36,703	31,647	127,175	(28,086)[1]	8,348	(10,929)	25,428
Net Income	$ 85,135	$ 98,123	$ 82,240	$ 97,727	$ 65,649	$ 42,629	$ 2,377	$ 67,866
Net Income Per Common Share—Diluted	$0.36	$0.41	$0.33	$0.39	$0.26	$0.17	$0.01	$0.27
Dividends Declared Per Common Share	0.16	0.16	0.16	0.16	0.16	0.16	0.20	0.20
Net Interest Income—Fully Taxable Equivalent (FTE)								
Net Interest Income	$249,702	$249,416	$241,859	$242,825	$255,238	$249,787	$248,033	$243,124
Tax Equivalent Adjustment [2]	1,869	1,096	1,071	1,169	1,292	1,442	1,616	2,002
Net Interest Income—FTE	$251,571	$250,512	$242,930	$243,994	$256,530	$251,229	$249,649	$245,126

(1) Reflects a $32.5 million reduction related to the issuance of $400 million of REIT subsidiary preferred stock, of which $50 million was issued to the public.
(2) Calculated assuming a 35% tax rate.

Table 30 — Quarterly Stock Summary, Key Ratios and Statistics, and Capital Data (Reported Basis)

Quarterly Common Stock Summary

	2002				2001			
(in thousands, except per share amounts)	Fourth	Third	Second	First	Fourth	Third	Second	First
Common Stock Price								
High	$19.980	$20.430	$21.770	$20.310	$17.490	$19.280	$17.000	$18.000
Low	16.160	16.000	18.590	16.660	14.510	15.150	13.875	12.625
Close	18.710	18.190	19.420	19.700	17.190	17.310	16.375	14.250
Average closing price	18.769	19.142	20.089	18.332	16.269	17.696	14.936	15.258
Dividends								
Cash dividends declared on common stock	$0.16	$0.16	$0.16	$0.16	$0.16	$0.16	$0.20	$0.20
Common Shares Outstanding								
Average—Basic	233,581	239,925	246,106	250,749	251,193	251,148	251,024	250,998
Average—Diluted	235,083	241,357	247,867	251,953	251,858	252,203	251,448	251,510
Ending	232,879	237,544	242,920	249,992	251,194	251,193	251,057	251,002
Common Share Repurchase Program								
Authorized under repurchase program				22,000				
Number of shares repurchased	4,110	6,262	7,329	1,458				
Remaining shares authorized to repurchase (1)	2,841	6,951	13,213	20,542				

Note: Intra-day and closing stock price quotations were obtained from NASDAQ.

Quarterly Key Ratios and Statistics

	2002				2001			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Margin Analysis—As a % of Average Earning Assets (2)								
Interest income	6.22%	6.54%	6.64%	6.71%	7.13%	7.71%	7.98%	8.39%
Interest expense	2.15	2.28	2.34	2.57	3.02	3.67	4.01	4.46
Net Interest Margin	4.07%	4.26%	4.30%	4.14%	4.11%	4.04%	3.97%	3.93%
Return on average assets	1.26%	1.51%	1.32%	1.49%	0.93%	0.60%	0.03%	0.97%
Return on average shareholders' equity	15.1	17.1	14.1	16.7	11.0	7.1	0.4	11.5

Capital Data—End of Period

	2002				2001			
(in millions of dollars)	Fourth	Third	Second	First	Fourth	Third	Second	First
Total Risk-Adjusted Assets	$27,235	$26,343	$25,309	$24,954	$27,896	$27,757	$27,375	$27,230
Tier 1 Risk-Based Capital Ratio	8.69%	9.14%	9.72%	10.26%	7.24%	6.97%	7.01%	7.19%
Total Risk-Based Capital Ratio	11.60	12.10	12.75	13.40	10.29	10.13	10.20	10.31
Tier 1 Leverage Ratio	8.89	9.42	9.94	9.72	7.41	7.10	6.96	7.12
Tangible Equity / Asset Ratio	7.62	8.00	8.51	9.06	6.12	6.08	5.94	5.99

(1) A new repurchase program for 8 million shares was authorized in January 2003, canceling the remaining shares under this authorization.

(2) Presented on a fully taxable equivalent basis assuming a 35% tax rate.

The management of Huntington is responsible for the financial information and representations contained in the consolidated financial statements and other sections of this Annual Report. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. In all material respects, they reflect the substance of transactions that should be included based on informed judgments, estimates, and currently available information.

Huntington maintains accounting and other control systems that, in the opinion of management, provide reasonable assurance that (1) transactions are properly authorized, (2) that the assets are properly safeguarded, and (3) transactions are properly recorded and reported to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States. The systems of internal accounting controls include the careful selection and training of qualified personnel, appropriate segregation of responsibilities, communication of written policies and procedures, and a broad program of internal audits. The costs of the controls are balanced against the expected benefits. During 2002, the Audit/Risk Committee of the Board of Directors met regularly with management, Huntington's internal auditors, and the independent auditors, Ernst & Young LLP, to review the scope of the audits and to discuss the evaluation of internal accounting controls and financial reporting matters. The independent and internal auditors have free access to and meet confidentially with the Audit Committee to discuss appropriate matters. Also during 2002, Huntington formed a Disclosure Review Committee. This committee's purpose is to design and maintain disclosure controls and procedures to ensure that material information relating to the financial and operating condition of Huntington is properly reported to its chief executive officer, chief financial officer, internal auditors, and the Audit/Risk Committee of the Board of Directors in connection with the preparation and filing of periodic reports and the certification of those reports by the chief executive officer and the chief financial officer.

The independent auditors are responsible for expressing an informed judgment as to whether the consolidated financial statements present fairly, in accordance with accounting principles generally accepted in the United States, the financial position, results of operations, and cash flows of Huntington. They obtained an understanding of Huntington's internal accounting controls and conducted such tests and related procedures as they deemed necessary to provide reasonable assurance, giving due consideration to materiality, that the consolidated financial statements contain neither misleading nor erroneous data.

Thomas E. Hoaglin
Chairman, President and Chief Executive Officer

Michael J. McMennamin
Vice Chairman, Chief Financial Officer, and
Treasurer

Report of Ernst & Young LLP, Independent Auditors

To the Board of Directors and Shareholders, Huntington Bancshares Incorporated

We have audited the accompanying consolidated balance sheets of Huntington Bancshares Incorporated and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Huntington Bancshares Incorporated and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 12 to the consolidated financial statements, Huntington changed its method of accounting for amortization of goodwill in 2002 in accordance with FASB Statement No.142, *Goodwill and Other Intangible Assets.*

Ernst & Young LLP

Columbus, Ohio
January 16, 2003

	December 31,	
(in thousands of dollars, except share amounts)	2002	2001
Assets		
Cash and due from banks	$ 969,483	$ 1,138,366
Federal funds sold and securities purchased under resale agreements	49,280	83,275
Interest bearing deposits in banks	37,300	21,205
Trading account securities	241	13,392
Mortgage loans held for sale	528,379	629,386
Securities available for sale—at fair value	3,403,369	2,849,579
Investment securities—fair value $7,725 and $12,499, respectively	7,546	12,322
Loans and leases, net of unearning income		
Commercial loans and leases	5,606,363	6,439,372
Commercial real estate	3,730,080	3,818,441
Consumer		
Automobile leases	3,203,421	3,207,514
Automobile loans—Indirect	3,072,017	2,883,279
Home equity	3,200,169	3,582,028
Residential mortgage	1,748,985	1,127,825
Other consumer loans	394,890	543,414
Total loans and leases, net of unearned income	20,955,925	21,601,873
Less allowance for loan and lease losses	368,395	410,572
Net loans and leases	20,587,530	21,191,301
Bank owned life insurance	886,214	843,183
Premises and equipment	341,366	452,036
Goodwill and other intangible assets	218,567	716,054
Customers' acceptance liability	16,745	13,670
Accrued income and other assets	532,690	536,390
Total Assets	$27,578,710	$28,500,159
Liabilities and Shareholders' Equity		
Liabilities		
Demand deposits		
Non-interest bearing	$ 3,073,869	$ 3,635,173
Interest bearing	5,374,095	5,723,160
Savings deposits	2,851,158	3,466,305
Other domestic time deposits	3,956,306	5,868,451
Domestic time deposits of $100,000 or more	731,959	1,130,563
Brokered time deposits and negotiable CDs	1,092,754	137,915
Foreign time deposits	419,185	225,737
Total deposits	17,499,326	20,187,304
Short-term borrowings	2,541,016	1,955,926
Bank acceptances outstanding	16,745	13,670
Medium-term notes	2,045,123	1,795,002
Federal Home Loan Bank Advances	1,013,000	17,000
Subordinated notes and other long-term debt	788,678	927,330
Company obligated mandatorily redeemable preferred capital securities of subsidiary trusts holding solely junior subordinated debentures of the parent company	300,000	300,000
Accrued expenses and other liabilities	1,070,991	887,487
Total Liabilities	25,274,879	26,083,719
Shareholders' equity		
Preferred stock—authorized 6,617,808 shares; none outstanding	—	—
Common stock—without par value; authorized 500,000,000 shares; issued 257,866,255 shares; outstanding 232,878,851 and 251,193,814 shares, respectively	2,484,421	2,490,724
Less 24,987,404 and 6,672,441 treasury shares, respectively	(475,399)	(123,849)
Accumulated other comprehensive income	62,300	25,488
Retained earnings	232,509	24,077
Total Shareholders' Equity	2,303,831	2,416,440
Total Liabilities and Shareholders' Equity	$27,578,710	$28,500,159

See notes to consolidated financial statements.

	Twelve Months Ended December 31,		
(in thousands, except per share amounts)	**2002**	2001	2000
Interest and fee income			
Loans and leases	**$1,329,297**	$1,692,311	$1,808,254
Securities	**179,623**	216,215	284,719
Other	**22,665**	30,993	15,532
Total Interest Income	**1,531,585**	1,939,519	2,108,505
Interest expense			
Deposits	**389,895**	657,892	782,076
Short-term borrowings	**42,720**	95,859	113,134
Medium-term notes	**61,727**	121,701	189,311
Federal Home Loan Bank advances	**5,574**	1,174	824
Subordinated notes, capital notes, and other long-term debt	**47,867**	66,711	80,728
Total Interest Expense	**547,783**	943,337	1,166,073
Net Interest Income	**983,802**	996,182	942,432
Provision for loan and lease losses	**227,340**	308,793	90,479
Net Interest Income After Provision for Loan and Lease Losses	**756,462**	687,389	851,953
Non-Interest income			
Service charges on deposit accounts	**152,521**	164,052	160,727
Brokerage and insurance	**66,843**	79,034	61,871
Trust services	**62,051**	60,298	53,613
Mortgage banking	**47,989**	59,148	38,025
Bank owned life insurance	**46,005**	38,241	39,544
Other service charges and fees	**42,888**	48,217	43,883
Gain on sale of Florida operations	**175,344**	—	—
Merchant Services gain	**24,550**	—	—
Securities gains	**4,902**	723	37,101
Other	**61,718**	59,767	58,795
Total Non-Interest Income	**684,811**	509,480	493,559
Non-Interest expense			
Personnel costs	**440,760**	478,640	421,750
Equipment	**68,323**	80,560	78,069
Outside data processing and other services	**67,368**	69,692	62,011
Net occupancy	**60,264**	77,184	75,882
Marketing	**27,911**	31,057	34,884
Professional services	**25,777**	23,879	20,819
Telecommunications	**22,661**	27,984	26,225
Printing and supplies	**15,198**	18,367	19,634
Franchise and other taxes	**9,456**	9,729	11,077
Amortization of intangible assets	**2,019**	41,225	39,207
Special charges	**56,184**	99,957	50,000
Other	**56,127**	65,313	46,059
Total Non-Interest Expense	**852,048**	1,023,587	885,617
Income Before Income Taxes	**589,225**	173,282	459,895
Income taxes	**226,000**	(5,239)	131,449
Net Income	**$ 363,225**	$ 178,521	$ 328,446
Per Common Share			
Net Income			
Basic	**$1.50**	$0.71	$1.32
Diluted	**1.49**	0.71	1.32
Cash dividends declared	**0.64**	0.72	0.76
Average Common Shares Outstanding			
Basic	**242,279**	251,078	248,709
Diluted	**244,012**	251,716	249,570

See notes to consolidated financial statements.

	Preferred		Common		Treasury		Accumulated Other Comprehensive	Retained	
(in thousands of dollars, except per share amounts)	Shares	Stock	Shares	Stock	Shares	Stock	Income	Earnings	Total
Balance—January 1, 2000	—	$—	233,845	$2,284,956	(4,957)	$(137,268)	$(94,093)	$128,761	$2,182,356
Comprehensive Income:									
Net income								328,446	328,446
Unrealized net holding gains on securities available for sale arising during the period, net of reclassification adjustment for net gains included in net income							69,573		69,573
Total comprehensive income									398,019
Stock issued for acquisitions				(29,399)	7,175	171,781			142,382
Cash dividends declared ($0.76 per share)								(189,191)	(189,191)
Stock options exercised				(3,395)	115	3,751			356
10% stock dividend			24,021	241,483	(1,182)			(241,662)	(179)
Treasury shares purchased					(8,188)	(168,395)			(168,395)
Treasury shares sold to employee benefit plans					30	699			699
Balance—December 31, 2000	—	—	257,866	2,493,645	(7,007)	(129,432)	(24,520)	26,354	2,366,047
Comprehensive Income:									
Net income								178,521	178,521
Cumulative effect of change in accounting principle for derivatives							(9,113)		(9,113)
Unrealized net holding gains on securities available for sale arising during the period, net of reclassification adjustment for net gains included in net income							53,989		53,989
Unrealized gains on derivative instruments used in cash flow hedging relationships							5,132		5,132
Total comprehensive income									228,529
Cash dividends declared ($0.72 per share)								(180,798)	(180,798)
Stock options exercised				(2,921)	264	4,378			1,457
Treasury shares sold to employee benefit plans					71	1,205			1,205
Balance—December 31, 2001	—	—	257,866	2,490,724	(6,672)	(123,849)	25,488	24,077	2,416,440
Comprehensive Income:									
Net income								**363,225**	**363,225**
Unrealized net holding gains on securities available for sale arising during the period, net of reclassification adjustment for net gains included in net income							**27,387**		**27,387**
Unrealized gains on derivative instruments used in cash flow hedging relationships							**9,620**		**9,620**
Minimum pension liability							**(195)**		**(195)**
Total comprehensive income									**400,037**
Stock issued for acquisitions				**(838)**	**1,038**	**19,989**			**19,151**
Cash dividends declared ($0.64 per share)								**(154,793)**	**(154,793)**
Stock options exercised				**(3,545)**	**373**	**6,757**			**3,212**
Treasury shares purchased					**(19,161)**	**(370,012)**			**(370,012)**
Other				**(1,920)**	**(565)**	**(8,284)**			**(10,204)**
Balance—December 31, 2002	**—**	**$—**	**257,866**	**$2,484,421**	**(24,987)**	**$(475,399)**	**$ 62,300**	**$232,509**	**$2,303,831**

See notes to consolidated financial statements.

	Twelve Months Ended December 31,		
(in thousands of dollars)	**2002**	2001	2000
Operating Activities			
Net Income	**$ 363,225**	$ 178,521	$ 328,446
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan and lease losses	**227,340**	308,793	90,479
Depreciation and amortization	**58,132**	101,233	110,908
Deferred income tax expense	**117,765**	118,025	237,336
Decrease (increase) in trading account securities	**13,151**	(8,669)	3,252
Decrease (increase) in mortgages held for sale	**101,007**	(474,282)	(13,381)
Gains on sales of securities available for sale	**(4,902)**	(723)	(37,101)
Gains on sales/securitizations of loans	**(11,031)**	(9,464)	(4,853)
Gain on sale of Florida banking and insurance operations	**(175,344)**	—	—
Merchant Services gain	**(24,550)**	—	—
Restructuring and special charges	**56,184**	99,957	50,000
Other, net	**(44,779)**	(173,109)	(189,164)
Net Cash Provided by Operating Activities	**676,198**	140,282	575,922
Investing Activities			
(Increase) decrease in interest bearing deposits in banks	**(16,095)**	(16,235)	1,588
Proceeds from:			
Maturities and calls of investment securities	**4,771**	4,009	2,408
Maturities and calls of securities available for sale	**1,031,935**	1,021,766	415,571
Sales of securities available for sale	**855,309**	1,410,304	1,758,473
Purchases of securities available for sale	**(1,959,137)**	(1,056,840)	(239,084)
Proceeds from sales/securitizations of loans	**465,699**	514,897	1,556,093
Net loan originations, excluding sales	**(3,143,936)**	(1,788,889)	(2,230,489)
Proceeds from sale of premises and equipment	**19,390**	3,714	3,504
Purchases of premises and equipment	**(57,761)**	(63,177)	(65,160)
Proceeds from sales of other real estate	**13,112**	15,733	13,766
Net cash (paid) received in purchase acquisitions	**(8,305)**	—	12,004
Proceeds from restructuring of Merchant Services	**27,000**	—	—
Net cash paid related to sale of Florida banking and insurance operations	**(1,277,767)**	—	—
Net Cash (Used for) Provided by Investing Activities	**(4,045,785)**	45,282	1,228,674
Financing Activities			
Increase (decrease) in total deposits	**2,073,891**	423,157	(443,921)
Increase (decrease) in short-term borrowings	**537,770**	(31,833)	(144,230)
Proceeds from issuance of medium-term notes	**1,025,000**	665,000	580,000
Payment of medium-term notes	**(782,150)**	(1,330,000)	(1,367,000)
Proceeds from Federal Home Loan Bank advances	**1,000,000**	—	—
Maturity of Federal Home Loan Bank advances	**(4,000)**	(8,000)	—
Proceeds from issuance of long-term debt	**—**	50,000	150,000
Maturity of long-term debt	**(150,000)**	—	—
Dividends paid on common stock	**(167,002)**	(190,792)	(185,103)
Repurchases of common stock	**(370,012)**	—	(168,395)
Net proceeds from issuance of common stock	**3,212**	2,662	1,055
Net Cash Provided by (Used for) Financing Activities	**3,166,709**	(419,806)	(1,577,594)
Change in Cash and Cash Equivalents	**(202,878)**	(234,242)	227,002
Cash and Cash Equivalents at Beginning of Period	**1,221,641**	1,455,883	1,228,881
Cash and Cash Equivalents at End of Period	**$ 1,018,763**	$ 1,221,641	$ 1,455,883
Supplemental disclosures			
Income taxes paid	**$ 70,463**	$ 175	$ 1,210
Interest paid	**560,731**	986,108	1,175,613
Non-cash activities:			
Mortgage loans securitized	**386,385**	—	780,998
Stock issued for purchase acquisitions	**19,151**	—	142,382

See notes to consolidated financial statements.

1. Significant Accounting Policies

Nature of Operations: Huntington Bancshares Incorporated (Huntington) is a multi-state diversified financial services company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Through its subsidiaries, Huntington is engaged in providing full-service commercial and consumer banking services, mortgage banking services, automobile financing, equipment leasing, investment management, trust services, and discount brokerage services, as well as underwriting credit life and disability insurance, and selling other insurance and financial products and services. Huntington's banking offices are located in Ohio, Michigan, Indiana, Kentucky, and West Virginia. Selected financial services are also conducted in other states including Arizona, Florida, Georgia, Maryland, New Jersey, Pennsylvania, and Tennessee. Huntington also has a foreign office in the Cayman Islands and a foreign office in Hong Kong. Huntington (the parent company) is a financial holding company and a bank holding company.

Basis of Presentation: The consolidated financial statements include the accounts of the parent company, and its majority-owned subsidiaries and are presented in conformity with accounting principles generally accepted in the United States (GAAP). All significant intercompany accounts and transactions have been eliminated in consolidation. Other subsidiaries and affiliates are accounted for by the equity method where there is control and Huntington owns 50% or greater ownership interest. The cost method is generally used where there is no control and Huntington owns less than a 50% ownership interest. These assets that are accounted for by either the equity or cost method are included in other assets in Huntington's statement of financial condition.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform to the current year's presentation.

Securities: Securities purchased with the intention of recognizing short-term profits are classified as trading account securities and reported at fair value. The unrealized gains or losses on trading securities are recorded in other non-interest income. Debt securities that Huntington has both the positive intent and ability to hold to maturity are classified as investment securities and are reported at amortized cost. Securities not classified as trading or investments are designated available for sale and reported at fair value. Unrealized gains or losses on securities available for sale are reported as a separate component of accumulated other comprehensive income in shareholders' equity. Declines in the value of debt and marketable equity securities that are considered other than temporary are recorded in non-interest income as a loss on securities available for sale.

Nonmarketable equity securities include stock acquired for regulatory purposes, such as Federal Home Loan Bank stock and Federal Reserve Bank stock. These securities are generally accounted for at cost and are included in securities available for sale.

The amortized cost of specific securities sold is used to compute realized gains and losses. Interest and dividends on securities, including amortization of premiums and accretion of discounts using the effective interest method over the period to maturity, are included in interest income.

Loans and Leases: Loans and leases are reported net of unearned income at the principal amounts outstanding. Interest income is accrued as earned based on unpaid principal balances. Huntington defers and amortizes referral payments that it makes to automotive dealers on a straight-line basis over the life of the loan as a yield adjustment. Huntington records the fees it receives from other loan and lease origination activities, as well as the costs of those activities, in the period in which the fees are received and the costs are incurred. The fees received from loan origination activities are recognized as interest income and the costs are included in various categories of non-interest expense. Annually, Huntington compares the net loan origination fees and costs recognized using this method to the net loan origination fees and costs that would have been recognized had such fees and costs been deferred and amortized over the lives of the respective loans and leases on the interest method. For the three years ended December 31, 2002, the difference in the fees received and costs incurred versus those that would have been recognized under a deferral method was immaterial.

Automotive and equipment leases are stated at the sum of all minimum lease payments and estimated residual values less unearned income. Unearned income is recognized in interest income on a basis to achieve a constant periodic rate of return on the outstanding investment. Residual values on automobile leases are established at the inception of the lease and represent the estimated value of the automobiles at lease maturity based on an industry guide published by Automotive Lease Guide (ALG).

In late 2000, Huntington purchased residual value insurance coverage. The insurance covers the difference between the recorded residual value and the fair value of the automobile at the end of the lease term as evidenced by ALG *Black Book* valuations. The insurance provides first dollar loss coverage on the portfolio of existing automobile leases at October 1, 2000 and has a cap on insured losses of $120 million. Insured losses on new lease originations from October 2000 to April 30, 2002 have a cap of $50 million and no cap for new automobile lease originations from May 1, 2002 through April 30, 2005. The insurance coverage is subject to renewal in April 2005.

Insurance does not cover residual losses below ALG *Black Book* value. That situation occurs usually when the automobile has excess wear and tear and/or excess mileage not reimbursed by the lessee. At December 31, 2002, Huntington had a reserve of $20.2 million to cover these losses. This reserve is based on management's periodic evaluation of several factors including types of automobiles, lease terms and assumptions concerning automobile supply and demand, new product offerings, and prices charged by manufacturers.

Commercial loans and leases and commercial loans secured by real estate are generally placed on non-accrual status and stop accruing interest when principal or interest payments are 90 days or more past due or the borrower's creditworthiness is in doubt. A loan or lease may remain in accruing status when it is sufficiently collateralized, which means the collateral covers the full repayment of principal and interest, and is in the process of active collection. When interest accruals are suspended, accrued interest income is reversed with current year accruals charged to earnings and prior year amounts generally charged off as a credit loss.

Commercial and commercial real estate loans are evaluated for impairment in accordance with the provisions of Statement of Financial Accounting Standards (Statement) No. 114, *Accounting by Creditors for Impairment of a Loan*. This Statement requires an allowance to be established as a component of the allowance for loan losses when it is probable that all amounts due pursuant to the contractual terms of the loan will not be collected and the recorded investment in the loan exceeds its fair value. Fair value is measured using either the present value of expected future cash flows discounted at the loan's effective interest rate, the observable market price of the loan, or the fair value of the collateral if the loan is collateral dependent. All loans considered impaired are included in non-performing assets.

Consumer loans and leases, excluding residential mortgage loans, are subject to mandatory charge-off at a specified delinquency date and are not classified as non-performing prior to being charged off. These loans and leases are generally charged off in full no later than when the loan becomes 120 days past due. Residential mortgage loans are placed on non-accrual status when principal payments are 180 days past due or interest payments are 210 days past due. A charge-off on a residential mortgage loan is recorded when the loan has been foreclosed and the loan balance exceeds the fair value of the collateral. The fair value of the collateral is then recorded as real estate owned and is reflected in other assets in the consolidated statement of financial condition.

Huntington uses the cost recovery method in accounting for cash received on non-performing loans. Under this method, cash receipts are applied entirely against principal until the loan has been collected in full, after which time any additional cash receipts are recognized as interest income. When, in management's judgment, the borrower's ability to make periodic interest and principal payments resumes and collectibility is no longer in doubt, the loan is returned to accrual status.

Securitized Loans: Securitized loans are accounted for in accordance with Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, which was fully adopted by Huntington in 2001. Asset securitization involves the sale of a pool of loan receivables, generally to a trust, in exchange for funding collaterized by these loans. The trust then sells undivided interests in the trust to investors, while Huntington retains the remaining undivided interests, referred to as retained interest. While the loans are removed from the balance sheet at the time of sale, this retained interest is recorded as an asset based on its estimated fair value. An asset is also established for the servicing of the loans sold, which is retained at the time of sale, based on the fair value of the servicing rights. Gains and losses on the loans sold, retained interest, and servicing rights associated with loan securitizations are determined when the related loans are sold to the trust. Fair values of the retained interests and servicing rights are based on the present value of expected future cash flows from the underlying loans, net of interest payments to security holders. The present value of expected future cash flows is determined using assumptions for market interest rates, loan losses, servicing costs, and prepayment rates. Management also uses these assumptions to periodically assess the retained interests and servicing rights for impairment. The retained interest is included in securities available for sale and the servicing rights are recorded in other assets in the consolidated balance sheets.

Allowance for Loan and Lease Losses: The allowance for loan and lease losses reflects management's judgment as to the level considered appropriate to absorb inherent credit losses in the loan and lease portfolio. This judgment is based on the size and current risk characteristics of the portfolio, a review of individual loans and leases, historical and anticipated loss experience, and a review of individual relationships where applicable. External influences such as general economic conditions, economic conditions in the relevant geographic areas and specific industries, regulatory guidelines, and other factors are also assessed in determining the level of the allowance.

The allowance is determined subjectively, requiring significant estimates, including the timing and amounts of expected future cash flows on impaired loans, consideration of current economic conditions and historical loss experience pertaining to pools of homogeneous loans, all of which may be susceptible to change. The allowance is increased through a provision that is charged to earnings, based on management's periodic evaluation of the factors previously mentioned and is reduced by charge-offs, net of recoveries, and the allowance associated with securitized or sold loans.

The allowance consists of an allocated portion and a small, unallocated portion. The components of the allowance represent estimates developed pursuant to Statement No. 5, *Accounting for Contingencies*, and Statement No. 114. The allocated portion of the allowance reflects expected losses resulting from quantitative analyses developed through historical loss experience and specific credit allocations at the individual loan and lease level for commercial loans and leases and commercial real estate loans. The specific credit allocations are based on a continuous analysis of all loans and leases by internal credit rating. The historical loss element is determined using a loss migration analysis that examines both the probability of default and the loss in the event of default by loan category and internal credit rating. The loss migration analysis is performed periodically and loss factors are updated regularly based on actual experience. The portion of the allowance allocated to homogeneous consumer loans is also determined by applying specific probability of default and loss in the event of default factors to various segments of the loan and lease portfolio. Management's determination of the amounts necessary for concentrations and changes in portfolio mix are also included in the allocated component of the allowance. The unallocated portion of the allowance is determined based on management's assessment of general economic conditions, as well as specific economic conditions in the individual markets in which Huntington operates. This determination inherently involves a higher degree of subjectivity and considers current risk factors that may not have yet manifested themselves in Huntington's historical loss factors used to determine the allocated portion of the allowance.

Resell and Repurchase Agreements: Securities purchased under agreements to resell and securities sold under agreements to repurchase are generally treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. The fair value of collateral either received from or provided to a third party is continually monitored and additional collateral is obtained or is requested to be returned to Huntington as deemed appropriate.

Goodwill and Other Intangible Assets: Under the purchase method of accounting, the net assets of entities acquired by Huntington were recorded at their estimated fair value at the date of acquisition. The excess of cost over the fair value of net assets acquired is recorded as goodwill. Prior to 2002, goodwill was amortized over periods generally up to 25 years. Effective January 1, 2002, in accordance with Statement No. 142, goodwill is no longer amortized but is reviewed by management, along with other intangible assets arising from business combinations, for impairment quarterly or whenever a significant event occurs that adversely affects operations or when changes in circumstances indicate that the carrying value may not be recoverable. Other intangible assets are amortized over their estimated useful lives.

Mortgage Banking Activities: Loans held for sale are primarily composed of performing 1-to-4-family residential mortgage loans originated for resale and are carried at the lower of cost (net of purchase discounts or premiums and effects of hedge accounting) or fair value as determined on an aggregate basis. Fair value is determined using available secondary market prices for loans with similar coupons, maturities, and credit quality.

Huntington recognizes the rights to service mortgage loans as separate assets, which are included in other assets in the consolidated balance sheets, only when purchased or when servicing is contractually separated from the underlying mortgage loans by sale or securitization of the loans with servicing rights retained. The carrying value of loans sold or securitized is allocated between loans and servicing rights based on the relative fair values of each. Purchased mortgage servicing rights are initially recorded at cost. All servicing rights are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value. Servicing rights are evaluated for impairment quarterly based on the fair value of those rights, using a disaggregated approach. The fair value of the servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs, and other economic factors. Servicing rights are amortized over the period of and in proportion to the estimated future net servicing revenue. Amortization is recorded as a reduction of servicing income, which is reflected in non-interest income in Huntington's income statement. As of December 31, 2002 and 2001, mortgage servicing assets, net of valuation reserves, were $29.3 million and $35.3 million, respectively. At December 31, 2002 and 2001, valuation reserves representing the adjustment to fair value were $21.1 million and $7.0 million, respectively. Impairment charges, which are reflected in mortgage banking income, were $14.1 million in 2002, $6.3 million in 2001, and $0.7 million in 2000.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Buildings and building improvements are depreciated over an average of 30 to 40 years and 10 to 20 years, respectively. Land improvements and furniture and fixtures are depreciated over 10 years while equipment is depreciated over a range of 3 to 7 years. Leasehold improvements are amortized over the lesser of the asset life or term of the related leases. Maintenance and repairs are charged to expense as incurred, while improvements that extend the useful life of an asset are capitalized and depreciated over the remaining useful life.

Other Real Estate: Other real estate acquired through partial or total satisfaction of loans, is included in other assets and carried at the lower of cost or fair value less estimated costs of disposition. At the date of acquisition, any losses are charged to the allowance for loan losses. Subsequent write-downs are included in non-interest expense.

Derivative Financial Instruments: Derivative financial instruments, primarily interest rate swaps, are accounted for in accordance with Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. This Statement requires every derivative instrument to be recorded in the consolidated statement of condition as either an asset or liability measured at its fair value and Huntington to formally document, designate, and assess the effectiveness of transactions for which hedge accounting is applied. Depending on the nature of the hedge and the extent to which it is effective, the changes in fair value of the derivative recorded through earnings will either be offset against the change in the fair value of the hedged item in earnings or recorded in comprehensive income and subsequently recognized in earnings in the period the hedged item affects earnings. The portion of a hedge that is ineffective and all changes in the fair value of derivatives not designated as hedges, referred to as trading instruments, are recognized immediately in earnings. Trading instruments are carried at fair value with changes in fair value included in other non-interest income. Trading instruments are executed primarily with Huntington's customers to fulfill their needs. Derivative instruments used for trading purposes include interest rate swaps, including callable swaps, interest rate caps and floors, and interest rate and foreign exchange futures, forwards and options.

Upon adoption in 2001 of Statement No. 133, as amended, Huntington designated its portfolio of derivative financial instruments used for risk management purposes into fair value or cash flow hedges. Derivatives used to hedge changes in fair value of assets and liabilities due to changes in interest rates or other factors were designated as fair value hedges and those used to hedge changes in forecasted cash flows, due generally to interest rate risk, were designated as cash flow hedges. The after-tax transition adjustment of adopting Statement No. 133, as amended, was immaterial to net income and reduced other comprehensive income (OCI) $9.1 million in 2001.

Income Taxes: Income taxes are accounted for under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future book and tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are determined using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates.

Treasury Stock: Acquisitions of treasury stock are recorded at cost. Reissuance of shares in treasury for acquisitions, stock option exercises, or for other corporate purposes, is recorded at their weighted-average cost.

Stock-Based Compensation: Huntington's stock-based compensation plans are accounted for based on the intrinsic value method promulgated by Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations. Compensation expense for employee stock options is generally not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant. See Note 18 regarding pro forma disclosures for net income and earnings per diluted common share is presented as if Huntington had applied the fair value method of accounting of Statement No. 123, *Accounting for Stock-Based Compensation*, in measuring compensation costs for stock options.

Huntington expects to adopt the fair value method of recording stock options under the transitional guidance of Statement No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. Huntington is currently evaluating which of the three methods under transitional guidance it will adopt in 2003. See Note 2 for more information regarding this new standard.

Segment Results: Accounting policies for the lines of business are the same as those used in the preparation of the consolidated financial statements with respect to activities specifically attributable to each business line. However, the preparation of business line results requires management to establish methodologies to allocate funding costs and benefits, expenses, and other financial elements to each line of business. Changes are made in these methodologies utilized for certain balance sheet and income statement allocations performed by Huntington's management reporting system, as appropriate. Prior periods are not restated for these changes.

Statement of Cash Flows: Cash and cash equivalents are defined as "Cash and due from banks" and "Federal funds sold and securities purchased under resale agreements."

2. New Accounting Standards

In April 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* This Statement rescinds Statement No. 4, *Reporting Gains and Losses from Extinguishment of Debt,* and an amendment of that Statement, Statement No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.* This Statement also rescinds Statement No. 44, *Accounting for Intangible Assets of Motor Carriers.* Statement No. 145 amends Statement No. 13, *Accounting for Leases,* to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. In addition, Statement No. 145 requires lease modifications to be accounted for in the same manner as sale-leaseback transactions. The provisions of this Statement were effective for financial statements issued on or after May 15, 2002.

In September 2002, the FASB issued Statement No. 146, *Accounting for Costs Associated with Exit Activities.* This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* Statement No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized using fair value when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

In October 2002, the FASB issued Statement No. 147, *Acquisition of Certain Financial Institutions.* This Statement provides guidance on the accounting for the acquisition of a financial institution, which had previously been addressed in FASB Statement No. 72, *Accounting for Certain Acquisitions of Banking and Thrift Institutions.* Statement No. 147 requires the excess of the fair value of liabilities assumed over the fair value of the tangible and identifiable assets acquired in a business combination to be recognized as an unidentifiable intangible asset in accordance with Statement No. 141 and No. 142. In addition, any long-term customer-relationship intangible assets, such as depositor-relationship, borrower-relationship, and credit cardholder intangible assets, will be required to be tested for impairment in accordance with Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* as amended. The provisions of Statement No. 147 became effective October 1, 2002.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (the Interpretation). The Interpretation will change current practice in the accounting for, and disclosure of, guarantees, which for Huntington apply generally to its standby letters of credit. The Interpretation requires certain guarantees to be recorded at fair value, which differs from the current practice of recording a liability generally when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, *Accounting for Contingencies.* The Interpretation also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which also differs from current practice. The recognition requirements of this Interpretation are to be applied prospectively to guarantees issued or modified after December 31, 2002.

The adoption of Statements No. 145, No. 146, and No. 147 and Interpretation No. 45 are not expected to have a material impact on Huntington's results of operations or financial condition.

In December 2002, the FASB issued Statement No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.* This Statement amends Statement No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition to Statement No. 123's fair value method of accounting for stock-based employee compensation. Statement No. 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 28, *Interim Financial Reporting,* to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While Statement No. 148 does not amend Statement No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of Statement No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of Statement No. 123 or the intrinsic value method of APB Opinion No. 25, which is the method currently used by Huntington.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities.* This Interpretation of Accounting Research Bulletin No. 51 (ARB 51), *Consolidated Financial Statements,* addresses consolidation by business enterprises of where ownership interests in an entity may vary over time or, in many cases, special-purpose entities (SPEs). To be consolidated for financial reporting, these entities must have certain characteristics. ARB 51 requires that an enterprise's consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. An enterprise that holds significant variable interests in such an entity, but is not the primary beneficiary, is required to disclose certain information regarding its interests in that entity. This Interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds an interest that it acquired before February 1, 2003. It also applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. This Interpretation may be applied (1) prospectively with a cumulative-effect adjustment as of the date on which it is first applied, or (2) by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

Huntington is reviewing the implications of Interpretation No. 46 and is considering the adoption methods permitted. Management believes that the only impact of adoption will be the consolidation of one of the securitization trusts formed in 2000. The consolidation of that securitization trust will involve the recognition of the trust's net assets, which, at December 31, 2002, included $1,020 million of indirect automobile loans, $100 million of cash, and $1,000 million of secured debt obligations with an interest rate based on commercial paper rates. Adoption will also eliminate the retained interest in the securitization trust and its servicing asset related to the loans in the trust, with carrying values at the end of 2002 of $152 million and $12 million, respectively. The impact to Huntington's equity and results of operations will depend on the method of transition adopted under this new interpretation. Huntington will adopt this new standard no later than the end of the third quarter of 2003.

3. Restructuring

In July 2001, Huntington announced a strategic refocusing plan (the Plan). The Plan included the sale of Huntington's Florida banking and insurance operations, the consolidation of numerous non-Florida branch offices, and credit-related and other actions to strengthen Huntington's balance sheet and financial performance, including the use of excess regulatory capital generated by the sale to initiate a share repurchase program. In 2002, pre-tax restructuring and special charges associated with the Plan totaled $56.2 million ($36.5 million after-tax, or $0.15 per share) and are reflected in non-interest expense in the accompanying audited consolidated financial statements.

These charges included expenses of $32.7 million related to the sale of the Florida operations, $8.0 million for asset impairment, $4.3 million for the exit of certain e-commerce activities, $1.8 million related to vacating facilities, and $9.4 million for other non-recurring costs. Combined with the amounts recorded in 2001, these pre-tax charges totaled $233.1 million ($151.5 million after-tax, or $0.61 per share) and consisted of $71.7 million related to credit quality, $45.3 million for asset impairment, $34.7 million for the costs related to sell the Florida operations, $20.1 million for the exit or curtailment of certain e-commerce activities, $15.6 million related to owned or leased facilities that Huntington vacated, and $45.7 million related to reduction of ATMs, employee severance, non-recurring legal, accounting, and consulting fees, and other operational costs.

Huntington has a remaining reserve for restructuring of $14.4 million at December 31, 2002. Huntington expects that this remaining reserve will be adequate to fund the remaining estimated future cash outlays that are expected in the completion of the exit activities contemplated by the Plan.

Asset impairment charges included in restructuring and special charges recorded in 2001 included $20.0 million to increase the reserve for auto lease residual values (in addition to charges of $50.0 million and $58.2 million in 2000 and 1999, respectively) due to declines in used car prices and increased average losses per auto.

In August 2002, Huntington restructured its interest in Huntington Merchant Services, L.L.C. (HMS), Huntington's merchant services business, in a transaction with First Data Merchant Services Corporation, a subsidiary of First Data Corp. Under the agreement, Huntington extended its long-term merchant services relationship with First Data. In addition, as part of the transaction, First Data obtained all of Huntington's Florida-related merchant business and increased its equity interest in HMS. This transaction resulted in a $24.5 million pre-tax, non-operating gain ($16.0 million after tax, or $.07 per share) in 2002 while Huntington retained a nominal equity ownership in the business.

4. Sale of Florida Operations

On February 15, 2002, Huntington completed the sale of its Florida operations to SunTrust Banks, Inc. Included in the sale were $4.8 billion of deposits and other liabilities and $2.8 billion of loans and other tangible assets. Huntington received a deposit premium of 15%, or $711.9 million. The total net pre-tax gain from the sale was $175.3 million and was reflected in non-interest income. The after-tax gain was $56.7 million, or $0.23 per common share. Income taxes related to this transaction were $118.6 million, an amount higher than the tax impact at the statutory rate of 35% because most of the goodwill relating to the Florida operations was non-deductible for tax purposes.

On July 2, 2002, Huntington also completed the sale of its Florida insurance operations, the J. Rolfe Davis Insurance Agency, Inc. (JRD). Pro forma financial information reflecting the effect of the sales is presented and described below.

The unaudited pro forma consolidated income statement is presented for the year ended December 31, 2001, giving effect to the sale as if it had occurred on January 1, 2001, and does not include the gain realized on the sale of Huntington's Florida banking and insurance operations. This pro forma consolidated financial statement is not indicative of the results of operations that would have actually occurred had the transaction been consummated during 2001 or as the date indicated. This pro forma financial information is also not intended to be an indication of the results of operations that may be attained in the future. This pro forma consolidated financial statement should be read in conjunction with Huntington's historical financial statements.

The income statement column entitled Florida Operations includes all identifiable direct revenue and expenses for the Florida operations for the year ended December 31, 2001, and any indirect revenue and expenses that management expected to cease with the sale. In addition, net interest income in that column includes a funding credit of $68.5 million related to $1.9 billion of funding that Florida provided to Huntington. That funding credit was based on the average one-year LIBOR rate for 2001 of 3.64%. The income statement column entitled Related Transactions reflects $26.2 million interest that was expected to be earned on the $711.9 million deposit premium and the $12.2 million proceeds for the sale of JRD over a one-year period at the same LIBOR rate of 3.64%, the $30.2 million of amortization expense on intangibles related to the *Florida operations*, and the applicable income taxes.

Unaudited Pro Forma Consolidated Income Statement for the Year Ended December 31, 2001

(in thousands of dollars)	Huntington	Florida Operations	Related Transactions	Huntington Pro Forma
Net interest income	$ 996,182	$(108,629)	$ 26,356	$913,909
Provision for loan losses	308,793	(15,121)	—	293,672
Net Interest Income After Provision for Loan Losses	687,389	(93,508)	26,356	620,237
Non-interest income	509,480	(76,992)	—	432,488
Non-interest expense	1,023,587	(132,707)	(30,180)	860,700
Income Before Income Taxes	173,282	(37,793)	56,536	192,025
Income taxes	(5,239)	(12,507)	17,237	(509)
Net Income	$ 178,521	$ (25,286)	$ 39,299	$192,534
Net Income Per Common Share—Diluted	$0.71	$(0.10)	$0.15	$0.76
Operating Net Income (1)	$ 293,522	$ (25,286)	$ 39,299	$307,535
Operating Net Income Per Common Share—Diluted (1)	$1.17	$(0.10)	$0.15	$1.22

(1) Excludes restructuring and special charges.

Pro forma net income for 2002 *(unaudited)*, which excluded the after-tax combined loss of the Florida banking operations through February 15, 2002 and the Florida insurance operations through June 30, 2002 of $1.5 million, and any after-tax gains and special charges not related to the sale, was $329.2 million, or $1.35 per share. Excluding the after-tax Merchant Services restructuring gain and the non-Florida related restructuring charges, pro forma net income for 2002 *(unaudited)*, was $328.5 million, or $1.35 per share.

5. Comprehensive Income

The components of Huntington's Other Comprehensive Income are the unrealized gains (losses) on securities available for sale, unrealized gains (losses) on derivative instruments used in cash flow hedging relationships, and adjustment for minimum pension liability. The related before and after tax amounts in each of the three years ended December 31 were as follows:

(in thousands of dollars)	2002	2001	2000
Cumulative effect of change in accounting method for derivatives used in cash flow hedging relationships:			
Unrealized net losses	$ —	$(14,020)	$ —
Related tax benefit	—	4,907	—
Net	—	(9,113)	—
Minimum pension liability:			
Unrealized net loss	(300)	—	—
Related tax benefit	105	—	—
Net	(195)	—	—
Unrealized holding gains on securities available for sale arising during the period:			
Unrealized net gains	46,655	84,256	145,011
Related tax expense	(16,082)	(29,796)	(51,323)
Net	30,573	54,460	93,688
Unrealized holding gains on derivatives used in cash flow hedging relationships arising during the period:			
Unrealized net gains	14,799	7,895	—
Related tax expense	(5,179)	(2,763)	—
Net	9,620	5,132	—
Less: Reclassification adjustment for net gains from sales of securities available for sale realized during the period:			
Realized net gains	4,902	723	37,101
Related tax expense	(1,716)	(252)	(12,986)
Net	3,186	471	24,115
Total Other Comprehensive Income	**$ 36,812**	$ 50,008	$ 69,573

Activity in Accumulated Other Comprehensive Income for the most recent three years is as follows:

(in thousands of dollars)	Minimum pension liability	Unrealized gains (losses) on securities available for sale	Unrealized gains (losses) on derivative instruments used in cash flow hedging relationships	Total
Balance, December 31, 1999	$ —	$(94,093)	$ —	$(94,093)
Period change	—	69,573	—	69,573
Balance, December 31, 2000	—	(24,520)	—	(24,520)
Change in accounting method	—	—	(9,113)	(9,113)
Current-period change	—	53,989	5,132	59,121
Balance, December 31, 2001	—	29,469	(3,981)	25,488
Current-period change	(195)	27,387	9,620	36,812
Balance, December 31, 2002	**$(195)**	**$ 56,856**	**$ 5,639**	**$ 62,300**

6. Earnings Per Share

Basic earnings per share is the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Diluted earnings per share is the amount of earnings available to each share of common stock outstanding during the reporting period adjusted for the potential issuance of common shares for stock options. The calculation of basic and diluted earnings per share for each of the three years ended December 31 is as follows:

(in thousands, except per share amounts)	2002	2001	2000
Net Income	**$363,225**	$178,521	$328,446
Average common shares outstanding	**242,279**	251,078	248,709
Dilutive effect of common stock equivalents	**1,733**	638	861
Diluted Average Common Shares Outstanding	**244,012**	251,716	249,570
Earnings Per Share			
Basic	**$1.50**	$0.71	$1.32
Diluted	**1.49**	0.71	1.32

Average common shares outstanding and the dilutive effect of stock options have been adjusted for the 10% stock dividend paid in 2000. The average market price of Huntington's common stock for the period was used in determining the dilutive effect of outstanding stock options. Common stock equivalents are computed based on the number of shares subject to stock options that have an exercise price less than the average market price of Huntington's common stock for the period.

Approximately 7.7 million, 9.9 million, and 7.6 million stock options were outstanding at the end of 2002, 2001, and 2000, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares for the period and, therefore, the effect would be antidilutive. The weighted average exercise price for these options was $22.19 per share, $20.96 per share, and $21.49 per share at the end of the same respective periods.

At December 31, 2002, a total of 521,919 common shares associated with a recent acquisition were held in escrow, subject to future issuance contingent upon meeting certain contractual performance criteria. These shares, which were included in treasury stock, will be included in the computation of basic and diluted earnings per share at the beginning of the period when all conditions necessary for their issuance have been met.

7. Securities

Securities available for sale at December 31 were as follows:

(in thousands of dollars)	Amortized Cost	Unrealized Gross Gains	Unrealized Gross Losses	Fair Value
2002				
U.S. Treasury	$ 18,550	$ 1,362	$ —	$ 19,912
Federal agencies				
Mortgage-backed securities	1,171,967	35,649	254	1,207,362
Other agencies	1,365,757	35,197	544	1,400,410
Total U.S. Treasury and Federal agencies	2,556,274	72,208	798	2,627,684
Retained interests in securitizations	146,160	13,818	—	159,978
Other securities	613,607	5,600	3,500	615,707
Total Securities Available for Sale	**$3,316,041**	**$91,626**	**$4,298**	**$3,403,369**
2001				
U.S. Treasury	$ 38,928	$ 612	$ —	$ 39,540
Federal agencies				
Mortgage-backed securities	828,211	14,351	1,200	841,362
Other agencies	1,410,023	32,521	1,367	1,441,177
Total U.S. Treasury and Federal agencies	2,277,162	47,484	2,567	2,322,079
Retained interests in securitizations	159,790	—	—	159,790
Other securities	367,052	5,873	5,215	367,710
Total Securities Available for Sale	$2,804,004	$53,357	$7,782	$2,849,579

Other securities available for sale include privately placed collateralized mortgage obligations, Federal Home Loan Bank and Federal Reserve Bank stock, corporate debt and municipal securities, and marketable equity securities.

Contractual maturities of securities available for sale as of December 31 were:

(in thousands of dollars)	2002 Amortized Cost	2002 Fair Value	2001 Amortized Cost	2001 Fair Value
Under 1 year	$ 42,056	$ 43,149	$ 12,011	$ 12,085
1-5 years	868,601	896,651	1,066,383	1,090,164
6-10 years	414,121	424,287	218,816	222,535
Over 10 years	1,802,257	1,835,670	1,242,609	1,259,229
Retained interests in securitizations	146,160	159,978	159,790	159,790
Marketable equity securities	42,846	43,634	104,395	105,776
Total Securities Available for Sale	**$3,316,041**	**$3,403,369**	$2,804,004	$2,849,579

At December 31, 2002, the carrying value of securities pledged to secure public and trust deposits, trading account liabilities, U.S. Treasury demand notes and security repurchase agreements totaled $2.6 billion. There were no securities of a single issuer, which are non-governmental or government-sponsored, that exceeded ten percent of shareholders' equity at December 31, 2002.

Gross gains from sales of securities of $5.4 million, $9.2 million, and $66.5 million, were realized in 2002, 2001, and 2000, respectively. Gross losses totaled $0.5 million in 2002, $8.5 million in 2001, and $29.4 million in 2000.

Investment securities held to maturity at December 31, 2002 and 2001, were comprised of investments in obligations of states and political subdivisions. The amortized cost, unrealized gains and losses, and fair values of investment securities held to maturity at December 31 were:

(in thousands of dollars)	2002	2001
Amortized cost	$7,546	$12,322
Unrealized gross gains	192	215
Unrealized gross losses	13	38
Fair Value	$7,725	$12,499

Contractual maturities of investment securities held to maturity with yields adjusted to reflect fully taxable equivalent basis at December 31 were:

	2002			2001		
(in thousands of dollars)	Amortized Cost	Fair Value	Yield	Amortized Cost	Fair Value	Yield
Under 1 year	$2,775	$2,793	7.37%	$ 3,997	$ 4,016	7.54%
1-5 years	3,096	3,209	8.03	6,369	6,508	7.78
6-10 years	1,432	1,471	8.49	1,713	1,726	8.48
Over 10 years	243	252	8.18	243	249	8.18
Total Investment Securities	$7,546	$7,725	7.88%	$12,322	$12,499	7.81%

8. Loans and Leases

At December 31, loans and leases were comprised of the following:

(in thousands of dollars)	2002	2001
Commercial loans and leases	$ 5,606,363	$ 6,439,372
Real estate		
Commercial loans	2,719,146	2,496,690
Construction loans	1,010,934	1,321,751
Total commercial and commercial real estate loans	9,336,443	10,257,813
Consumer		
Automobile leases	3,203,421	3,207,514
Automobile loans—Indirect	3,072,017	2,883,279
Home equity loans and lines of credit	3,200,169	3,582,028
Residential mortgage loans	1,748,985	1,127,825
Other loans	394,890	543,414
Total consumer loans	11,619,482	11,344,060
Total Loans and Leases	$20,955,925	$21,601,873

At December 31, 2002, the carrying value of real estate qualifying loans pledged to secure advances from the Federal Home Loan Bank was $2.7 billion. Real estate qualifying loans are comprised of home equity loans and lines of credit and residential mortgage loans secured by first and second liens. At this same date, $1.5 billion of commercial loans have been pledged to secure potential discount window borrowings from the Federal Reserve.

Huntington's loan portfolio includes lease financing receivables consisting of direct financing leases on equipment, which are included in commercial loans, and on automobiles, which are included in consumer loans. Net investment in lease financing receivables by category at December 31 were as follows:

(in thousands of dollars)	2002	2001
Commercial		
Lease payments receivable	$ 191,034	$ 28,791
Estimated residual value of leased assets	28,388	4,480
Gross investment in commercial lease financing receivables	219,422	33,271
Unearned income	(24,678)	(2,859)
Total Net Investment in Commercial Lease Financing Receivables	$ 194,744	$ 30,412
Consumer		
Automobile lease payments receivable	$1,898,711	$1,898,277
Estimated residual value of leased automobiles	1,688,888	1,763,202
Gross investment in consumer lease financing receivables	3,587,599	3,661,479
Deferred fees and costs	46,787	46,599
Unearned income	(430,965)	(500,564)
Total Net Investment in Consumer Lease Financing Receivables	$3,203,421	$3,207,514

Related Party Transactions

Huntington has made loans to its officers, directors, and their associates. These loans were made in the ordinary course of business under normal credit terms, including interest rate and collateralization, and do not represent more than the normal risk of collection. These loans to related parties are summarized as follows:

(in thousands of dollars)	2002	2001
Balance, beginning of year	$ 133,844	$ 145,761
Loans made	114,694	236,260
Repayments	(145,185)	(234,011)
Changes due to status of executive officers and directors	(7,792)	(14,166)
Balance, end of year	$ 95,561	$ 133,844

Non-Performing Assets and Past Due Loans and Leases

At December 31, 2002 and 2001, the loans and leases in non-accrual status and loans past due 90 days or more and still accruing interest, were as follows:

(in thousands of dollars)	2002	2001
Commercial loans and leases	$ 91,861	$159,637
Real Estate		
Construction	5,554	13,885
Commercial	21,211	34,475
Residential	9,443	11,836
Total Non-accrual Loans and Leases	$128,069	$219,833
Accruing Loans Past Due 90 Days or More	$ 73,122	$ 91,635

The amount of interest that would have been recorded under the original terms for total loans and leases classified as non-accrual or renegotiated was $12.6 million for 2002, $10.3 million for 2001, and $6.5 million for 2000. Amounts actually collected and recorded as interest income for these loans and leases totalled $5.1 million, $4.9 million, and $3.9 million for 2002, 2001, and 2000, respectively.

9. Loan Securitizations

During 2002 and 2001, Huntington sold automobile loans in securitization transactions totaling $480.0 million and $439.1 million, respectively. Huntington retained the interest rate risk and the rights to future cash flows arising after the investors in the securitization trusts have received their contractual return. These cash flows arise from cash reserve accounts, loan collateral in excess of the note amounts issued by the securitization trusts, and excess interest collections. Huntington's interests are subordinate to investors' interests. The investors and the securitization trusts have no recourse to Huntington's other assets for failure of debtors to pay when due. At December 31, 2002 and 2001, the fair value of Huntington's retained interest in automobile loan securitizations was $160.0 million and $159.8 million, respectively. Management periodically reviews the assumptions underlying these values. If these assumptions change, the related asset and income would be affected.

Huntington has retained servicing responsibilities and receives annual servicing fees of 1.0% of the outstanding loan balances. Servicing income, net of amortization of capitalized servicing assets, amounted to $1.0 million in 2002, $3.6 million in 2001, and $2.0 million in 2000. The related servicing asset had a value of $12.7 million at the end of 2002 and $17.6 million at the end of 2001. Impairment charges of retained interests were $4.0 million in 2002 and $12.2 million in 2001. Impairment on capitalized servicing was $1.5 million in 2002 and $1.3 million in 2001. No impairment of retained interests or capitalized servicing was recorded in 2000.

Huntington recorded net pre-tax gains of $11.0 million, $6.6 million, and $4.9 million in 2002, 2001, and 2000, respectively, from automobile loan securitizations. Gains or losses from securitizations depend in part on the previous carrying amount of the financial assets involved, which are allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.

Quoted market prices are generally not available for retained interest in automobile loan securitizations. The key economic assumptions used to measure the fair value of the retained interest at the time of securitization during 2002 are included in the table below. In 2002 and 2001, the interest rate paid to transferees on variable rate securities was estimated based on the forward one-month London Interbank Offered Rate (LIBOR) yield plus the average contractual spread over LIBOR of 34 basis points.

At December 31, 2002, the assumptions and the sensitivity of the current fair value of the retained interest to immediate 10% and 20% adverse changes in those assumptions were:

		Decline in fair value due to	
(in millions of dollars)	Actual	10% adverse change	20% adverse change
Monthly prepayment rate (ABS curve)	1.45	$0.7	$1.4
Expected annual credit losses	1.55%	2.3	4.6
Discount rate	10.00%	1.8	3.6
Interest rate on variable securities—Forward one-month LIBOR yield plus 34 basis points		2.7	5.4

Caution should be used when reading these sensitivities as a change in an individual assumption and its impact on fair value is shown independent of changes in other assumptions. Economic factors are dynamic and may counteract or magnify sensitivities.

Certain cash flows received from and paid to securitization trusts were:

	Twelve Months Ended December 31,	
(in million of dollars)	2002	2001
Collections used by the trusts to purchase new balances in revolving securitizations	$480	$439
Servicing fees received	12	14
Other cash flows received on retained interest	81	32
Servicing advances	—	(3)
Repayments of servicing advances	—	3

Managed Automobile Loans

A summary of the components of managed automobile loans, which represents both owned and securitized loans, including quantitative information about delinquencies and net loan losses at December 31, was as follows:

(in millions of dollars)	2002	2001
Loans held in portfolio	$3,072	$2,883
Loans securitized	1,119	1,225
Total Managed Automobile Loans	$4,191	$4,108
Net loan losses as a % of average managed loans	1.51%	1.67%
Delinquencies (30 days or more) as a percent of year-end managed loans	2.57%	3.64%

Residential Mortgage Loans

During 2002, Huntington securitized $386.4 million of residential mortgage loans and retained all of the resulting securities and, accordingly, reclassified the securitized amount from loans to securities available for sale.

10. Allowance for Loan and Lease Losses

A summary of the transactions in the allowance for loan and lease losses and details regarding impaired loans follows for the three years ended December 31:

(in thousands of dollars)	2002	2001	2000
Balance, beginning of year	$ 410,572	$ 297,880	$ 299,309
Loan and lease losses	(289,838)	(227,315)	(110,845)
Recoveries of loans previously charged off	50,519	37,868	27,756
Net charge-offs	(239,319)	(189,447)	(83,089)
Provision for loan and lease losses	227,340	308,793	90,479
Allowance of securitized or sold loans (1)	(31,462)	(6,654)	(16,719)
Allowance of assets acquired	1,264	—	7,900
Balance, end of year	$ 368,395	$ 410,572	$ 297,880
Recorded Balance of Impaired Loans, at end of year (2):			
With related allowance for loan and lease losses	$ 91,578	$ 168,753	$ 51,693
With no related allowance for loan and lease losses	2,972	2,557	5,261
Total	$ 94,550	$ 171,310	$ 56,954
Average Balance of Impaired Loans for the Year (2)	$ 87,286	$ 111,921	$ 33,705
Allowance for Loan and Lease Losses Related to Impaired Loans (2)	$ 37,984	$ 65,125	$ 12,944

(1) In conjunction with the automobile loan securitizations in 2002, 2001, and 2000, an allowance for loan and lease losses attributable to the associated loans sold was included as a component of the loan's carrying value upon their sale. The allowance associated with the sale of the Florida banking and insurance operations was $22,297.

(2) Includes impaired commercial and commercial real estate loans with outstanding balances greater then $500,000. A loan is impaired when it is probable that Huntington will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are included in non-performing assets. There was no interest recognized in 2002, 2001, and 2000 on impaired loans while they were considered impaired.

11. Premises and Equipment

At December 31, premises and equipment stated at cost were comprised of the following:

(in thousands of dollars)	2002	2001
Land and land improvements	$ 56,782	$ 78,272
Buildings	211,700	271,452
Leasehold improvements	123,944	132,267
Equipment	447,374	496,163
Total premises and equipment	839,800	978,154
Less accumulated depreciation and amortization	498,434	526,118
Net Premises and Equipment	$341,366	$452,036

Depreciation and amortization charged to expense and rental income credited to occupancy expense for the year ended December 31 were:

(in thousands of dollars)	2002	2001	2000
Total depreciation and amortization of premises and equipment	$46,319	$53,805	$49,117
Rental income credited to occupancy expense	$15,868	$17,662	$16,030

12. Intangible Assets

Goodwill and other intangible assets, net of accumulated amortization, and related activity for the years ended December 31, 2002 and 2001, was as follows:

(in thousands of dollars)	2002	2001
Balance, beginning of period	$ 716,054	$755,270
Sale of Florida banking and insurance operations	(524,105)	—
Additions	28,637	3,903
Impairment	—	(1,894)
Amortization	(2,019)	(41,225)
Balance, end of period	$ 218,567	$716,054

At December 31, goodwill and other intangible assets, net of accumulated amortization, were comprised of:

(in thousands of dollars)	2002	2001
Goodwill	$211,282	$649,179
Core deposit	—	58,776
Leasehold	7,285	8,099
Balance, end of period	$218,567	$716,054

The additions totaling $28.6 million for 2002 related to the acquisitions of LeaseNet Group, Inc., a $90 million leasing company, and Haberer Registered Investment Advisor, Inc., a Cincinnati-based registered investment advisory firm. During 2002, Huntington completed the sale of its Florida insurance operations, the J. Rolfe Davis Insurance Agency, Inc. (JRD), resulting in a $12.2 million write-off of the remaining associated goodwill. Impairment of $1.9 million in 2001 was related to the exit of an e-commerce business activity and represented its remaining goodwill balance.

Before the sale of Huntington's operations in Florida, a majority of goodwill and other intangible assets related to those operations. A substantial portion of the remaining goodwill is attributable to the previously acquired banking operations reported under the Regional Banking line of business. The application of the non-amortization provisions of Statement No. 142 resulted in an increase in net income per share of $0.05 for 2002. Had no amortization of goodwill, net of tax, been recorded in the prior year, net income and diluted earnings per share for 2001 would have been greater by $33.2 million, or $0.13 per share.

13. Deposit Liabilities

At December 31, deposits were comprised of the following:

(in thousands of dollars)	2002	2001
Demand deposits		
Non-interest bearing	$ 3,073,869	$ 3,635,173
Interest bearing	5,374,095	5,723,160
Savings deposits	2,851,158	3,466,305
Other domestic time deposits	3,956,306	5,868,451
Total Core Deposits	15,255,428	18,693,089
Domestic time deposits of $100,000 or more	731,959	1,130,563
Brokered time deposits and negotiable CDs	1,092,754	137,915
Foreign time deposits	419,185	225,737
Total Deposits	$17,499,326	$20,187,304

Core deposits were comprised of interest bearing and non-interest bearing demand deposits, savings deposits, and other domestic time deposits. Other domestic time deposits are comprised of certificates of deposit under $100,000 and all IRA deposits. Brokered time deposits represent funds that Huntington has obtained by or through a deposit broker. The entire beneficial interest in the deposit may be held by a single depositor or Huntington may own a participation in a given deposit or instrument which the broker has sold to Huntington and other investors. At December 31, 2002, $787.8 million of brokered deposits were issued in donominations of $100,000 or more and participated by the broker in shares of $100,000 or less. Foreign time deposits were comprised of time certificates of deposit issued by Huntington's foreign offices in denomination of $100,000 or more. Foreign deposits are interest bearing and all mature in one year or less.

The aggregate amount of certificates of deposit and other time deposits issued by domestic offices was $5.8 billion and $7.1 billion at December 31, 2002 and 2001, respectively. The contractual maturity of these deposits at the end of 2002 was as follows: $2.56 billion in 2003; $1.38 billion in 2004; $463 million in 2005; $386 million in 2006; $402 million in 2007; and $596 million thereafter.

Domestic certificates of deposit and other time deposits of $100,000 or more totaled $1.9 billion at the end of 2002 and $1.1 billion at the end of 2001. The contractual maturity of these deposits at December 31, 2002, was as follows: $343 million in three months or less; $182 million after three months through six months; $212 million after six months through twelve months; and $1,166 million after twelve months.

Demand deposit overdrafts that have been reclassified as loan balances were $18.2 million and $25.6 million at December 31, 2002 and 2001, respectively.

14. Short-term Borrowings

At December 31, short-term borrowings were comprised of the following:

(in thousands of dollars)	2002	2001
Federal funds purchased	$1,244,637	$ 423,783
Securities sold under agreements to repurchase	1,213,886	1,489,824
Commercial paper	5,031	2,876
Other	77,462	39,443
Total Short-term Borrowings	$2,541,016	$1,955,926

Information concerning securities sold under agreements to repurchase at December 31 is summarized as follows:

(in thousands of dollars)	2002	2001
Average balance during the year	**$1,284,406**	$1,490,209
Average interest rate during the year	**1.97%**	3.58%
Maximum month-end balance during the year	**$1,488,069**	$1,620,479

Commercial paper is issued by Huntington Bancshares Financial Corporation, a non-bank subsidiary, with principal and interest guaranteed by Huntington.

15. Medium- and Long-term Debt

At December 31, Huntington's medium- and long-term debt consisted of the following:

(in thousands of dollars)	2002	2001
Medium-term		
The Huntington National Bank (maturing through 2005)	**$1,905,123**	$1,755,002
Parent company	**140,000**	40,000
Total Medium-term Debt	**$2,045,123**	$1,795,002
Long-term		
Parent company:		
7 7/8% subordinated notes due 2002	**$ —**	$ 149,888
The Huntington National Bank:		
7 5/8% subordinated notes due 2003	**150,572**	157,494
6 3/4% subordinated notes due 2003	**102,470**	104,942
6 3/5% subordinated notes due 2018	**220,824**	198,153
Floating rate subordinated notes due 2008	**100,000**	100,000
8% subordinated notes due 2010	**164,812**	166,853
Total subordinated notes	**738,678**	877,330
7 7/8% Class C preferred securities of REIT subsidiary	**50,000**	50,000
Total Long-term Debt	**$ 788,678**	$ 927,330
Federal Home Loan Bank advances due through 2007	**$1,013,000**	$ 17,000

Amounts above are reported net of unamortized discounts and include values related to hedging with derivative financial instruments. Huntington uses these derivative instruments, principally interest rate swaps, to match the funding rates on certain assets by hedging the cash flow variability associated with certain variable-rate debt by converting the debt to fixed rate and hedging the fair values of certain fixed-rate debt by converting the debt to variable rate. See Note 17 for more information regarding such financial instruments.

The weighted-average interest rate for medium-term notes at December 31, 2002 and 2001, was 1.56% and 2.57%, respectively. The parent company issued $100 million of medium-term notes in 2002 that mature in 2004. The parent company medium-term notes issued in 2001 will mature in the first quarter of 2003.

The weighted-average interest rate for subordinated notes was 6.47% at December 31, 2002 and 6.79% at the end of 2001. The *Huntington National Bank's floating rate subordinated notes were issued in 1998 and are based on three-month* LIBOR. At December 31, 2002, these notes carried an interest rate of 1.88%. The parent company 7 7/8% subordinated notes matured in 2002.

In 2001, Huntington issued $50 million of noncumulative preferred securities of Huntington Preferred Capital, Inc., a real estate investment trust subsidiary (REIT), which qualify for regulatory capital. Dividends are payable quarterly at a fixed rate of 7 7/8% and the shares are not redeemable prior to December 31, 2021.

Long-term advances from the Federal Home Loan Bank had weighted average interest rates of 1.62% at December 31, 2002, and 6.02% at December 31, 2001. These advances, which had a combination of fixed and variable interest rates in 2002 and fixed in 2001, were collateralized by qualifying real estate loans and securities.

The terms of Huntington's medium- and long-term debt obligations and its advances from the Federal Home Loan Bank contain various restrictive covenants including limitations on the acquisition of additional debt in excess of specified levels, dividend payments, and the disposition of subsidiaries. As of December 31, 2002, Huntington was in compliance with all such covenants.

Medium and long-term debt maturities for the next five years are as follows: $843.2 million in 2003; $958.0 million in 2004; $610.0 million in 2005; none in 2006; $900.0 million in 2007; and $535.6 million in 2008 and thereafter.

16. Capital Securities

Company obligated mandatorily redeemable preferred capital securities of subsidiary trusts holding solely the junior subordinated debentures of the parent company (Capital Securities) were issued by two business trusts, Huntington Capital I and II (the Trusts). Huntington Capital I was formed in January 1997 while Huntington Capital II was formed in June 1998. The proceeds from the issuance of the Capital Securities and common securities were used to purchase debentures of the parent company. The Trusts hold junior subordinated debentures of the parent company, which are the only assets of the Trusts. Both the debentures and related income statement effects are eliminated in Huntington's consolidated financial statements.

The parent company has entered into contractual arrangements that, taken collectively and in the aggregate, constitute a full and unconditional guarantee by the parent company of the Trusts' obligations under the capital securities issued. The contractual arrangements guarantee payment of (a) accrued and unpaid distributions required to be paid on the Capital Securities; (b) the redemption price with respect to any capital securities called for redemption by Huntington Capital I or II; and (c) payments due upon voluntary or involuntary liquidation, winding-up, or termination of Huntington Capital I or II. The Capital Securities and common securities, and related debentures are summarized as follows:

	December 31, 2002		
(in thousands of dollars)	Capital Securities	Interest Rate of Securities and Debentures	Maturity of Capital Securities and Debentures
Huntington Capital I	$200,000	LIBOR + .70%(1)	02/01/2027
Huntington Capital II	100,000	LIBOR + .625%(2)	06/15/2028
Total Capital Securities	$300,000		

(1) Variable effective rate at December 31, 2002 and 2001, of 2.46% and 2.97%, respectively.
(2) Variable effective rate at December 31, 2002 and 2001, of 2.04% and 2.50%, respectively.

The debentures held by Huntington Capital I and II qualify as Tier 1 capital under Federal Reserve Bank guidelines.

17. Derivative Financial Instruments

Huntington uses a variety of derivative financial instruments, principally interest rate swaps, in its asset and liability management activities to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. These instruments provide Huntington with flexibility in adjusting its sensitivity to changes in interest rates without exposure to loss of principal and higher funding requirements. By using derivatives to manage interest rate risk, the effect is a smaller, more efficient balance sheet, with a lower wholesale funding requirement and a higher net interest margin, but with a comparable level of net interest revenue and return on equity. All derivatives are reflected at fair value in Huntington's statements of financial condition.

Market risk, which is the possibility that economic value of net assets or net interest income will be adversely affected by changes in interest rates or other economic factors, is managed through the use of derivatives. Derivatives also meet customers' financing needs but, like other financial instruments, contain an element of credit risk, which is the possibility that Huntington will incur a loss because a counterparty fails to meet its contractual obligations. Notional values of interest rate swaps and other off-balance sheet financial instruments significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to Huntington, including any accrued interest receivable due from counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements, and other contract provisions.

Asset and Liability Management

Derivatives that are used in asset and liability management are classified as fair value hedges or cash flow hedges and are required to meet specific criteria. To qualify as a hedge, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge. This includes identifying the item and risk being hedged, the derivative being used, and how the effectiveness of the hedge is being assessed. A derivative must be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. Correlation is evaluated on a retrospective and prospective basis using quantitative measures. If a hedge relationship is found to be ineffective, it no longer qualifies as a hedge and any excess gains or losses attributable to ineffectiveness, as well as subsequent changes in fair value, are recognized in other income.

For fair value hedges, Huntington effectively converts specified fixed-rate deposits, short-term borrowings, and long-term debt to variable rate obligations by entering into interest rate swap contracts whereby fixed-rate interest is received in exchange for variable-rate interest without the exchange of the contract's underlying notional amount. Forward contracts, used primarily by Huntington in connection with its mortgage banking activities, settle in cash at a specified future date based on the differential between agreed interest rates applied to a notional amount. The changes in fair value of the hedged item and the hedging instrument are reflected in current earnings. Huntington recognized an insignificant loss in 2002 and no gain or loss in 2001 in connection with the ineffective portion of its fair value hedging instruments. Furthermore, there were no gains or losses on derivatives designated as fair value hedges that were excluded from the assessment of effectiveness during 2002 and 2001.

For cash flow hedges, Huntington also entered into interest rate swap contracts that pay fixed-rate interest in exchange for the receipt of variable-rate interest without the exchange of the contract's underlying notional amount, which effectively converted a portion of its floating-rate debt to fixed-rate. This reduced the potentially adverse impact of increases in interest rates on future interest expense. In like fashion, Huntington effectively converted certain prime-based and LIBOR-based commercial loans to fixed-rate by entering into contracts that swap variable-rate interest for fixed-rate interest over the life of the contracts.

Huntington also used interest rate swaps to manage the interest rate risk associated with its retained interest in a securitization trust. This retained interest provides Huntington with the right to receive any future cash flows arising after the investors in the securitization trust have received their contractual return. As the trust holds fixed rate indirect automobile loans and is funded with floating rate notes, the future cash flows associated with the retained interest will vary with interest rates. The interest rate swaps used convert the variable portion of these future cash flows to a fixed cash flow.

To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value will not be included in current earnings but are reported as a component of Accumulated Other Comprehensive Income in Shareholders' Equity. These changes in fair value will be included in earnings of future periods when earnings are also affected by the changes in the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values are immediately included in earnings. During 2002, Huntington recognized a net loss in connection with the ineffective portion of its cash flow hedging instruments and a net gain in 2001. The amounts were classified in other non-interest income and were insignificant in both years. No amounts were excluded from the assessment of effectiveness during 2002 and 2001 for derivatives designated as cash flow hedges.

Derivatives used to manage Huntington's interest rate risk at December 31, 2002, are shown in the table below.

(in thousands of dollars)	Notional Value	Average Maturity (years)	Fair Value	Weighted-Average Rate Receive	Weighted-Average Rate Pay
Asset conversion swaps					
Receive fixed—generic	$ 750,000	3.6	$ 48,376	5.12%	1.47%
Pay fixed—generic	750,000	0.9	(12,882)	1.42	3.65
Total asset conversion swaps	1,500,000	2.3	35,494	3.27	2.56
Liability conversion swaps					
Receive fixed—generic	400,000	5.9	24,946	6.97	1.81
Receive fixed—callable	628,500	11.0	(6,020)	5.59	1.51
Pay fixed—generic	1,791,000	1.7	(20,653)	1.49	3.48
Receive fixed—forwards	10,000	N/A	—	N/A	N/A
Pay fixed—forwards	650,000	N/A	(20,717)	N/A	N/A
Total liability conversion swaps	4,229,500	3.6	(35,326)	3.18	2.80
Total Swap Portfolio	**$4,979,500**	**3.6**	**$ 13,050**	**3.21%**	**2.72%**

The fair value of the swap portfolio used for asset and liability management was $3.7 million at December 31, 2001. These values must be viewed in the context of the overall financial structure of Huntington, including the aggregate net position of all on- and off-balance sheet financial instruments.

As is the case with cash securities, the market value of interest rate swaps is largely a function of the financial market's expectations regarding the future direction of interest rates. Accordingly, current market values are not necessarily indicative of the future impact of the swaps on net interest income. This will depend, in large part, on the shape of the yield curve as well as interest rate levels. Management made no assumptions regarding future changes in interest rates with respect to the variable rate information presented in the table above.

The next table represents the gross notional value of derivatives used to manage interest rate risk at December 31, 2002, identified by the underlying interest rate-sensitive instruments. The notional amounts shown in the tables above and below should be viewed in the context of Huntington's overall interest rate risk management activities to assess the impact on the net interest margin. The hedges associated with medium-term notes, Federal Home Loan Bank (FHLB) advances, and deposits below include $600.0 million, $50.0 million, and $10.0 million in notional value of forward-starting swaps, respectively.

(in thousands of dollars)	Fair Value Hedges	Cash Flow Hedges	Total
Instruments associated with:			
Loans	$ —	$ 750,000	$ 750,000
Securities available for sale	—	750,000	750,000
Deposits	638,500	—	638,500
FHLB Advances	—	400,000	400,000
Medium-term notes	—	1,890,000	1,890,000
Subordinated notes and other long-term debt	400,000	151,000	551,000
Total Notional Value at December 31, 2002	**$1,038,500**	**$3,941,000**	**$4,979,500**

The estimated amount of the existing unrealized gains and losses to be reclassified to pre-tax earnings from Accumulated Other Comprehensive Income within the next twelve months is expected to be a net loss of $11.4 million.

Huntington regularly enters into collateral agreements as part of the underlying derivative agreements with its counterparties to mitigate the credit risk associated with both the derivatives used for asset and liability management and used in trading activities. At December 31, 2002 and 2001, Huntington's aggregate credit risk associated with these derivatives, net of collateral that has been pledged by the counterparty, was $15.9 million and $45.0 million, respectively. The credit risk associated with interest rate swaps is calculated after considering master netting agreements.

Huntington entered into these derivative financial instruments to alter the interest rate risk embedded in its assets and liabilities. Consequently, net amounts receivable or payable on contracts hedging either interest earning assets or interest bearing liabilities were accrued as an adjustment to either interest income or interest expense. The net amount resulted in interest income exceeding interest expense by $48.4 million in 2002, and interest expense exceeding interest income by $6.2 million and $12.7 million in 2001 and 2000, respectively.

Derivatives Used in Trading Activities

Huntington offers various derivative financial instruments to enable customers to meet their financing and investing objectives and for risk management purposes. Derivative financial instruments held in Huntington's trading portfolio during 2002 and 2001 consisted predominantly of interest rate swaps, but also included interest rate caps, floors, and futures, as well as foreign exchange options. Interest rate options grant the option holder the right to buy or sell an underlying financial instrument for a predetermined price before the contract expires. Interest rate futures are commitments to either purchase or sell a financial instrument at a future date for a specified price or yield and may be settled in cash or through delivery of the underlying financial instrument. Interest rate caps and floors are option-based contracts that entitle the buyer to receive cash payments based on the difference between a designated reference rate and a strike price, applied to a notional amount. Written options, primarily caps, expose Huntington to market risk but not credit risk. Purchased options contain both credit and market risk. They are used to manage fluctuating interest rates as exposure to loss from interest rate contracts changes.

Supplying these derivatives to customers provides Huntington with fee income. These instruments are carried at fair value with gains and losses reflected in other non-interest income. Total trading revenue for customer accommodation was $6.4 million in 2002, $8.4 million in 2001, and $854,000 in 2000. The total notional value of derivative financial instruments used by Huntington on behalf of customers (for which the related interest rate risk is offset by third parties) was $3.2 billion at the end of 2002 and $2.0 billion at the end of the prior year. Huntington's credit risk from interest rate swaps used for trading purposes was $92.1 million and $36.2 million at the same dates.

In connection with its securitization activities, Huntington purchased interest rate caps with a notional value totaling $1 billion. These purchased caps were assigned to the securitization trust for the benefit of the security holders. Interest rate caps were also sold totaling $1 billion outside the securitization structure. Both the purchased and sold caps are marked to market through income in accordance with accounting principles generally accepted in the United States.

18. Stock-Based Compensation

Huntington sponsors nonqualified and incentive stock option plans. These plans provide for the granting of stock options to officers and other employees. Huntington's Board of Directors has approved all of the plans. Shareholders have approved each of the plans, except for the broad-based Employee Stock Incentive Plan. Approximately 18.1 million shares have been authorized under the plans, of which 7.7 million were available at December 31, 2002 for future grants. Options that were granted in the most recent five years vest ratably over three years or when other conditions are met while those granted in 1994 through 1997 vested ratably over four years. All grants preceding 1994 became fully exercisable after one year. All options granted have a maximum term of ten years.

The fair value of the options granted was estimated at the date of grant using a Black-Scholes option-pricing model. Huntington's stock option activity and related information for each of the recent three years ended December 31 is summarized below:

	2002		2001		2000	
(in thousands, except per share amounts)	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at beginning of year	14,649	$18.70	9,482	$19.26	7,719	$20.07
Granted	5,511	18.78	6,820	17.46	2,526	16.10
Exercised	(887)	12.79	(606)	9.30	(298)	8.15
Forfeited/expired	(1,249)	19.89	(1,047)	21.13	(465)	22.69
Outstanding at end of year	18,024	$18.97	14,649	$18.70	9,482	$19.26
Exercisable at end of year	8,352	$19.62	7,346	$19.34	5,399	$18.18
Weighted-Average Fair Value of Options Granted During the Year		$ 5.18		$ 4.55		$ 5.58

Additional information regarding options outstanding as of December 31, 2002, is as follows:

(in thousands, except per share amounts)	Options Outstanding			Exercisable Options	
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$6.64 to $10.50	196	0.1	$10.16	196	$10.16
$10.51 to $15.50	3,629	6.1	14.54	3,049	14.47
$15.51 to $20.50	11,358	8.7	18.60	2,266	18.46
$20.51 to $25.50	435	5.2	23.81	435	23.81
$25.51 to $28.35	2,406	6.1	27.26	2,406	27.26
Total	18,024	7.7	$18.97	8,352	$19.62

The following pro forma disclosures for net income and earnings per diluted common share is presented as if Huntington had applied the fair value method of accounting of Statement No. 123, *Accounting for Stock-Based Compensation*, in measuring compensation costs for stock options. The fair values of the stock options granted were estimated using the Black-Scholes option-pricing model. This model assumes that the estimated fair value of the options is amortized over the options' vesting periods and the compensation costs would be included in personnel expense on the income statement. The following table also includes the weighted-average assumptions that were used in the option-pricing model for options granted in each of the last three years:

(in millions of dollars, except per share amounts)	2002	2001	2000
Assumptions			
Risk-free interest rate	**4.12%**	5.05%	6.14%
Expected dividend yield	**3.34**	4.99	4.37
Expected volatility of Huntington's common stock	**33.8**	41.0	45.1
Pro Forma Results			
Net income, as reported	**$363.2**	$178.5	$328.4
Less *pro forma expense related to options granted*	**12.7**	12.1	10.3
Pro Forma Net Income	**$350.5**	$166.4	$318.1
Net Income Per Common Share:			
Basic, as reported	**$1.50**	$0.71	$1.32
Basic, pro forma	**1.45**	0.66	1.28
Diluted, as reported	**1.49**	0.71	1.32
Diluted, pro forma	**1.44**	0.66	1.27

19. Benefit Plans

Huntington sponsors the Huntington Bancshares Retirement Plan (the Plan), a non-contributory defined benefit pension plan covering substantially all employees. The Plan provides benefits based upon length of service and compensation levels. The funding policy of Huntington is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than that deductible under the Internal Revenue Code.

At December 31, 2002 and 2001, The Huntington National Bank, as trustee, held all Plan assets. The Plan assets consisted of investments in a variety of Huntington mutual funds and Huntington common stock as follows:

	Fair Value	
(in thousands of dollars)	2002	2001
Huntington mutual funds	**$238,333**	$214,357
Huntington common stock	**12,019**	19,637

The number of shares of Huntington common stock held by the Plan was 642,364 at December 31, 2002 and 1,142,364 at the end of the prior year. Dividends received by the Plan during 2002 and 2001 were $6.1 million and $7.7 million, respectively. Huntington common stock comprised approximately 4% of the Plan's assets at the end of 2002 and approximately 8% at the end of 2001. The Plan has acquired and held Huntington common stock in compliance at all times with Section 407 of the Employee Retirement Income Security Act of 1978.

In addition, Huntington has an unfunded defined benefit post-retirement plan that provides certain health care and life insurance benefits to retired employees who have attained the age of 55 and have at least 10 years of vesting service under this plan. For any employee retiring on or after January 1, 1993, post-retirement healthcare benefits are based upon the employee's number of months of service and are limited to the actual cost of coverage. Life insurance benefits are a percentage of the employee's base salary at the time of retirement, with a maximum of $50,000 of coverage.

The following table reconciles the funded status of the Plan and the post-retirement benefit plan at the September 30 measurement dates with the amounts recognized in the consolidated balance sheets at December 31:

	Pension Benefits		Post-Retirement Benefits	
(in thousands of dollars)	**2002**	2001	**2002**	2001
Projected Benefit Obligation at beginning of measurement year	**$212,935**	$209,954	**$ 51,430**	$ 46,119
Changes due to:				
Service cost	**8,263**	8,394	**1,126**	1,060
Interest cost	**15,458**	14,675	**3,603**	3,435
Benefits paid	**(18,920)**	(16,008)	**(3,456)**	(3,810)
Curtailment	**—**	(2,475)	**(1,472)**	—
Plan amendments	**1,423**	1,785	**—**	—
Actuarial assumptions	**34,297**	(3,390)	**2,321**	4,626
Total changes	**40,521**	2,981	**2,122**	5,311
Projected Benefit Obligation at end of measurement year	**253,456**	212,935	**53,552**	51,430
Fair Value of Plan Assets at beginning of measurement year	**226,959**	206,936	**—**	—
Changes due to:				
Actual return on plan assets	**(16,396)**	(5,969)	**—**	—
Employer contributions	**55,000**	42,000	**—**	—
Benefits paid	**(18,920)**	(16,008)	**—**	—
Total changes	**19,684**	20,023	**—**	—
Fair Value of Plan Assets at end of measurement year	**246,643**	226,959	**—**	—
Projected benefit obligation (greater) less than plan assets	**(6,813)**	14,024	**(53,552)**	(51,430)
Unrecognized net actuarial loss (gain)	**101,155**	26,068	**1,924**	(399)
Unrecognized prior service cost	**1,791**	183	**5,043**	6,450
Unrecognized transition (asset) liability, net of amortization	**(274)**	(540)	**11,040**	13,868
Prepaid (Accrued) Benefit Costs	**$ 95,859**	$ 39,735	**$(35,545)**	$(31,511)
Weighted-average assumptions at September 30				
Discount rate	**6.75%**	7.50%	**6.75%**	7.50%
Expected return on plan assets	**8.50**	9.75	**N/A**	N/A
Rate of compensation increase	**5.00**	5.00	**N/A**	N/A

The following table shows the components of pension cost recognized in the most recent three years:

	Pension Benefits			Post-Retirement Benefits		
(in thousands of dollars)	**2002**	2001	2000	**2002**	2001	2000
Service cost	**$ 8,263**	$ 8,394	$ 10,241	**$1,126**	$1,060	$1,544
Interest cost	**15,458**	14,675	15,509	**3,603**	3,435	3,506
Expected return on plan assets	**(26,417)**	(22,821)	(18,947)	**—**	—	—
Amortization of transition asset	**(265)**	(291)	(325)	**1,104**	1,261	1,261
Amortization of prior service cost	**(185)**	(69)	(318)	**605**	693	693
Curtailment	**2,022**	—	—	**2,526**	—	—
Recognized net actuarial (gain) loss	**—**	(268)	158	**—**	(31)	—
Benefit Cost	**$ (1,124)**	$ (380)	$ 6,318	**$8,964**	$6,418	$7,004

The curtailment reflected above related to the sale of the Florida banking and insurance operations. This expense was recognized in Huntington's results of operations in 2002. Management expects pension benefit cost to approximate $3.5 million and post-retirement benefits cost to approximate $6.3 million for 2003.

The 2003 health care cost trend rate was projected to be 13.35% for pre-65 participants and 13.53% for post-65 participants compared with an estimate of 9.00% for both in 2001. These rates are assumed to decrease gradually until they reach 5.09% for pre-65 participants and 5.17% for post-65 participants in the year 2017 and remain at that level thereafter. The increase in the health care cost trend rate, a decline in the discount rate from 7.50% to 6.75%, and a decrease in the Medicare HMO participation rate from 12% to 0% all increased the benefit cost and benefit liability. This increase was offset by a decrease in the number of plan participants. Huntington updated the immediate health care cost trend rate assumption based on current market data and Huntington's claims experience. This trend rate is expected to decline over time to a trend level consistent with medical inflation and long-term economic assumptions.

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage point increase would increase service and interest costs and the post-retirement benefit obligation by $83,000 and $1.0 million, respectively. A one-percentage point decrease would reduce service and interest costs by $81,000 and the post-retirement benefit obligation by $929,000.

Huntington also sponsors other retirement plans. One of those plans is an unfunded Supplemental Executive Retirement Plan. This plan is a nonqualified plan that provides certain former officers of Huntington and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. At December 31, 2002 and 2001, the accrued pension liability for this plan totaled $14.3 million and $14.2 million, respectively. Pension expense for the plan was $1.3 million in 2002, $2.1 million in 2001, and $2.5 million in 2000. Other plans, including plans assumed in various past acquisitions, are unfunded, nonqualified plans that provide certain active and former officers of Huntington and its subsidiaries nominated by Huntington's compensation committee with deferred compensation, post-employment, and/or defined pension benefits in excess of limits imposed by federal tax law. These plans had a collective accrued liability of $15.2 million and $14.5 million at December 31, 2002 and 2001, respectively. Expense for these plans was $2.1 million in 2002, $1.8 million in 2001, and $1.2 million for 2000. At December 31, 2002, a minimum pension asset of $1.4 million and a reduction in Accumulated Other Comprehensive Income of $0.3 million ($0.2 million after-tax) was recorded collectively for these plans.

Huntington has a defined contribution plan that is available to eligible employees. Matching contributions by Huntington equal 100% on the first 3% and 50% on the next 2% of participant elective deferrals. The cost of providing this plan was $8.4 million in 2002, $8.7 million in 2001, and $7.9 million in 2000. The number of shares of Huntington common stock held by this plan was 8,812,405 at December 31, 2002 and 10,303,595 at the end of the prior year. The market value of these shares was $164.9 million and $177.1 million at the same respective dates. Dividends received by the plan during 2002 were $11.3 million and $8.8 million during 2001.

20. Commitments and Contingent Liabilities

In the ordinary course of business, Huntington makes various commitments to extend credit that are not reflected in the financial statements. The contract amount of these financial agreements at December 31 were:

(in millions of dollars)	2002	2001
Contract amount represents credit risk		
Commitments to extend credit		
Commercial	**$4,435**	$4,345
Consumer	**3,607**	4,283
Commercial real estate	**577**	715
Standby letters of credit	**880**	939
Commercial letters of credit	**71**	175

Commitments to Extend Credit

Commitments to extend credit generally have short-term, fixed expiration dates, are variable rate, and contain clauses that permit Huntington to terminate or otherwise renegotiate the contracts in the event of a significant deterioration in the customer's credit quality. These arrangements normally require the payment of a fee by the customer, the pricing of which is based on prevailing market conditions, credit quality, probability of funding, and other relevant factors. Since many of these commitments are expected to expire without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements. The interest rate risk arising from these financial instruments is insignificant as a result of their predominantly short-term, variable rate nature.

Standby letters of credit are conditional commitments issued by Huntington to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most of these arrangements mature within two years. Approximately 53% of standby letters of credit are collateralized, and nearly 95% are expected to expire without being drawn upon. In 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (the Interpretation). The Interpretation will change current practice in the accounting for, and disclosure of, guarantees. For Huntington, these changes apply to its standby letters of credit. The Interpretation requires certain guarantees to be recorded at fair value, which differs from the current practice of recording a liability generally when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, *Accounting for Contingencies.* The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Huntington estimates that the implementation of this new Interpretation will be immaterial to Huntington's results of operations in 2003.

Commercial letters of credit represent short-term, self-liquidating instruments that facilitate customer trade transactions and have maturities of no longer than ninety days. The merchandise or cargo being traded normally secures these instruments.

Commitments to Sell Loans

Huntington entered into forward contracts, relating to its mortgage banking business. At December 31, 2002 and 2001, Huntington had commitments to sell residential real estate loans of $782.0 million and $677.4 million, respectively. These contracts mature in less than one year. In addition, Huntington had a commitment to sell automobile loans of $38.8 million and $38.2 million at December 31, 2002 and 2001, respectively, under the terms of its securitization agreement.

Litigation

In the ordinary course of business, there are various legal proceedings pending against Huntington and its subsidiaries. In the opinion of management, the aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on Huntington's consolidated financial position.

Commitments Under Capital and Operating Leases

At December 31, 2002, Huntington and its subsidiaries were obligated under noncancelable leases for land, buildings, and equipment. Many of these leases contain renewal options, and certain leases provide options to purchase the leased property during or at the expiration of the lease period at specified prices. Some leases contain escalation clauses calling for rentals to be adjusted for increased real estate taxes and other operating expenses, or proportionately adjusted for increases in the consumer or other price indices.

The future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2002 were $35.1 million in 2003, $33.1 million in 2004, $29.7 million in 2005, $27.6 million in 2006, $26.2 million in 2007, and $218.6 million thereafter. Total minimum lease payments have not been reduced by minimum sublease rentals of $116.7 million due in the future under noncancelable subleases. The rental expense for all operating leases was $38.7 million for 2002 compared with $47.5 million for 2001 and $49.6 million in 2000. Huntington had no material obligations under capital leases.

21. Income Taxes

The following is a summary of the provision for income taxes:

(in thousands of dollars)	2002	2001	2000
Currently payable (receivable)			
Federal	**$108,235**	$(123,264)	$(106,354)
State	**—**	—	467
Total current	**108,235**	(123,264)	(105,887)
Deferred tax expense			
Federal	**117,765**	118,025	237,336
State	**—**	—	—
Total deferred	**117,765**	118,025	237,336
Income Taxes	**$226,000**	$ (5,239)	$ 131,449

Tax expense associated with securities transactions included in the above amounts was $1.7 million in 2002, $0.3 million in 2001, and $15.9 million in 2000.

The following is a reconcilement of income tax expense to the amount computed at the statutory rate of 35%:

(in thousands of dollars)	2002	2001	2000
Income tax expense computed at the statutory rate	**$206,229**	$ 60,649	$160,962
Increases (decreases):			
Tax-exempt income	**(19,629)**	(17,477)	(18,619)
Asset securitization activities	**(8,244)**	(21,527)	(10,970)
Subsidiary capital activities	**—**	(32,500)	—
Nondeductible goodwill	**52,500**	5,729	5,223
Other, net	**(4,856)**	(113)	(5,147)
Income Taxes	**$226,000**	$ (5,239)	$131,449

Income taxes include a benefit from Bank owned life insurance, included in tax-exempt income in the previous table, of $16.1 million, $13.4 million and $13.8 million for 2002, 2001, and 2000, respectively. The significant components of deferred assets and liabilities at December 31, are as follows:

(in thousands of dollars)	2002	2001
Deferred tax assets:		
Allowance for loan and lease losses	**$133,490**	$127,606
Pension and other employee benefits	**—**	13,641
Alternative minimum tax	**18,308**	28,784
Other	**98,879**	75,282
Total Deferred Tax Assets	**250,677**	245,313
Deferred tax liabilities:		
Lease financing	**781,334**	531,062
Undistributed income of subsidiary	**28,123**	174,528
Pension and other employee benefits	**17,661**	—
Mortgage servicing rights	**12,308**	12,967
Unrealized gains on securities available for sale	**30,129**	15,868
Other	**125,515**	118,755
Total Deferred Tax Liabilities	**995,070**	853,180
Net Deferred Tax Liability	**$744,393**	$607,867

At December 31, 2002, Huntington had an alternative minimum tax credit carryforward for income tax purposes of $18.3 million. During 2002, the net deferred tax liability was increased by $14.2 million for the tax effect of unrealized gains on securities available for sale and $4.5 million from the acquisition of LeaseNet.

22. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2002 and 2001:

(in thousands of dollars, except per share data)	First	Second	Third	Fourth
2002				
Interest income	$393,595	$373,787	$383,310	$380,893
Interest expense	150,770	131,928	133,894	131,191
Net interest income	242,825	241,859	249,416	249,702
Provision for loan and lease losses	55,781	53,892	60,249	57,418
Gain on sale of Florida operations	175,344	—	—	—
Merchant Services gain	—	—	24,550	—
Securities gains	457	966	1,140	2,339
Non-interest income	125,627	117,014	113,692	123,682
Non-interest expense	207,386	192,060	193,723	202,695
Special charges	56,184	—	—	—
Income before income taxes	224,902	113,887	134,826	115,610
Income taxes	127,175	31,647	36,703	30,475
Net Income	$ 97,727	$ 82,240	$ 98,123	$ 85,135
Net Income Per Common Share—Basic	$0.39	$0.33	$0.41	$0.36
Net Income Per Common Share—Diluted	0.39	0.33	0.41	0.36
2001				
Interest income	$517,975	$498,959	$478,834	$443,751
Interest expense	274,851	250,926	229,047	188,513
Net interest income	243,124	248,033	249,787	255,238
Provision for loan and lease losses	33,464	117,495	49,559	108,275
Securities gains (losses)	2,078	(2,503)	1,059	89
Non-interest income	115,646	130,706	129,397	133,008
Non-interest expense	234,090	233,296	228,890	227,354
Special charges	—	33,997	50,817	15,143
Income (loss) before income taxes	93,294	(8,552)	50,977	37,563
Income taxes	25,428	(10,929)	8,348	(28,086)
Net income	$ 67,866	$ 2,377	$ 42,629	$ 65,649
Net Income Per Common Share—Basic	$0.27	$0.01	$0.17	$0.26
Net Income Per Common Share—Diluted	0.27	0.01	0.17	0.26

23. Regulatory Matters

Huntington and its bank subsidiary, The Huntington National Bank, are subject to various regulatory capital requirements administered by federal and state banking agencies. These requirements involve qualitative judgments and quantitative measures of assets, liabilities, capital amounts, and certain off-balance sheet items as calculated under regulatory accounting practices. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a material adverse effect on Huntington's and The Huntington National Bank's financial statements. Applicable capital adequacy guidelines require minimum ratios of 4.00% for Tier 1 Risk-based Capital, 8.00% for Total Risk-based Capital, and 4.00% for Tier 1 Leverage Capital. To be considered well capitalized under the regulatory framework for prompt corrective action, the ratios must be at least 6.00%, 10.00%, and 5.00%, respectively.

As of December 31, 2002 and 2001, Huntington and The Huntington National Bank have met all capital adequacy requirements and had regulatory capital ratios in excess of the levels established for well-capitalized institutions. The period-end capital amounts and capital ratios of Huntington and its bank subsidiary are as follows:

	Tier 1		Total Capital		Tier 1 Leverage	
(in millions of dollars)	**2002**	2001	**2002**	2001	**2002**	2001
Huntington Bancshares Incorporated						
Amount	**$2,368**	$2,021	**$3,159**	$2,870	**$2,368**	$2,021
Ratio	**8.69%**	7.24%	**11.60%**	10.29%	**8.89%**	7.41%
The Huntington National Bank						
Amount	**$1,737**	$1,776	**$2,779**	$2,882	**$1,737**	$1,776
Ratio	**6.40%**	6.34%	**10.24%**	10.29%	**6.62%**	6.58%

Tier 1 Risk-Based Capital consists of total equity plus qualifying capital securities and minority interest, less unrealized gains and losses accumulated in other comprehensive income, and non-qualifying intangible and servicing assets. Total Risk-Based Capital is Tier 1 Risk-Based Capital plus qualifying subordinated notes and allowable allowance for loan losses (limited to 1.25% of total risk-weighted assets). Tier 1 Leverage Capital is equal to Tier 1 Capital. Both Tier 1 Capital and Total Capital ratios are derived by dividing the respective capital amounts by net risk-weighted assets, which are calculated as prescribed by regulatory agencies. Tier 1 Leverage Capital ratio is calculated by dividing the Tier 1 capital amount by average adjusted total assets for the fourth quarter of 2002 and 2001, less non-qualifying intangibles and other adjustments.

Huntington and its subsidiaries are also subject to various regulatory requirements that impose restrictions on cash, debt, and dividends. The Huntington National Bank is required to maintain non-interest bearing cash balances with the Federal Reserve Bank. During 2002 and 2001, the average balance of these deposits were $430.5 million and $363.6 million, respectively.

Under current Federal Reserve regulations, The Huntington National Bank is limited as to the amount and type of loans it may make to the parent company and non-bank subsidiaries. At December 31, 2002, The Huntington National Bank could lend $277.9 million to a single affiliate, subject to the qualifying collateral requirements defined in the regulations.

Dividends from The Huntington National Bank are one of the major sources of funds for Huntington. These funds aid the parent company in the payment of dividends to shareholders, expenses, and other obligations. Payment of dividends to the parent company is subject to various legal and regulatory limitations. Regulatory approval is required prior to the declaration of any dividends in excess of available retained earnings. The amount of dividends that may be declared without regulatory approval is further limited to the sum of net income for the current year and retained net income for the preceding two years, less any required transfers to surplus or common stock. The Huntington National Bank could declare, without regulatory approval, dividends in 2003 of approximately $161.5 million plus an additional amount equal to its net income through the date of declaration in 2003.

24. Parent Company Financial Statements

The parent company condensed financial statements, which include transactions with subsidiaries, are as follows. Huntington's statement of changes in shareholders' equity can be found on page 75.

Balance Sheets	December 31,	
(in thousands of dollars)	2002	2001
ASSETS		
Cash and cash equivalents	$ 546,897	$ 155,618
Securities available for sale	40,041	50,850
Due from The Huntington National Bank	250,759	250,759
Due from non-bank subsidiaries	117,987	83,084
Investment in The Huntington National Bank	1,551,196	2,034,622
Investment in non-bank subsidiaries	453,674	462,805
Goodwill, net of accumulated amortization	9,877	9,877
Accrued interest receivable and other assets	136,804	98,435
Total Assets	$3,107,235	$3,146,050
LIABILITIES		
Short- and medium-term borrowings	$ 145,556	$ 49,576
Long-term borrowed funds from subsidiary trusts	309,279	309,279
Long-term borrowed funds from unaffiliated companies	—	149,888
Dividends payable, accrued expenses, and other liabilities	348,569	220,867
Total Liabilities	803,404	729,610
Shareholders' Equity	2,303,831	2,416,440
Total Liabilities and Shareholders' Equity	$3,107,235	$3,146,050

Statements of Income	Year Ended December 31,		
(in thousands of dollars)	2002	2001	2000
Income			
Dividends from			
The Huntington National Bank	$221,000	$159,404	$222,330
Non-bank subsidiaries	8,142	14,498	3,000
Interest from			
The Huntington National Bank	29,611	20,343	20,749
Non-bank subsidiaries	5,854	4,454	2,741
Securities gains (losses) and other	877	(4,852)	66,134
Total Income	265,484	193,847	314,954
Expense			
Interest on debt	20,213	29,673	36,687
Other	17,811	21,160	6,756
Total Expense	38,024	50,833	43,443
Income Before Income Taxes and Equity in Undistributed Net Income of Subsidiaries	227,460	143,014	271,511
Income taxes	(4,481)	(10,738)	12,592
Income Before Equity in Undistributed Net Income of Subsidiaries	231,941	153,752	258,919
Equity in undistributed net income (loss) of			
The Huntington National Bank	136,004	25,167	66,387
Non-bank subsidiaries	(4,720)	(398)	3,140
Net Income	$363,225	$178,521	$328,446

Statements of Cash Flows	Year Ended December 31,		
(in thousands of dollars)	2002	2001	2000
Operating Activities			
Net Income	$ 363,225	$ 178,521	$ 328,446
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	(131,284)	(24,769)	(69,527)
Depreciation and amortization	1,254	2,674	2,987
(Gain) loss on sales of securities available for sale	(709)	5,251	(62,140)
Change in other assets and other liabilities	53,382	(20,866)	73,227
Special charges	6,859	5,604	—
Net Cash Provided by Operating Activities	292,727	146,415	272,993
Investing Activities			
Decrease (increase) in investments in subsidiaries	670,000	110,019	(5,397)
Repayments from (advances to) subsidiaries	7,397	(62,419)	67,154
Purchase of securities available for sale	—	(15,027)	(47,000)
Proceeds from sale of securities available for sale	8,977	10,889	68,106
Proceeds from sale of other assets	—	—	11,405
Net Cash Provided by Investing Activities	686,374	43,462	94,268
Financing Activities			
(Decrease) increase in short-term borrowings	(4,020)	(89,093)	87,342
Proceeds from issuance of medium-term borrowings	100,000	40,000	25,000
Payment of medium-term borrowings	—	(25,000)	—
Payment of long-term debt	(150,000)	—	—
Dividends paid on common stock	(167,002)	(190,792)	(185,103)
Acquisition of treasury stock	(370,012)	—	(168,395)
Proceeds from issuance of treasury stock	3,212	2,662	1,055
Net Cash Used for Financing Activities	(587,822)	(262,223)	(240,101)
Change in Cash and Cash Equivalents	391,279	(72,346)	127,160
Cash and Cash Equivalents at beginning of year	155,618	227,964	100,804
Cash and Cash Equivalents at end of year	$ 546,897	$ 155,618	$ 227,964
Supplemental disclosure:			
Interest paid	$ 20,779	$ 31,067	$ 36,262
Income taxes paid	—	—	—
Common stock issued in purchase acquisitions	19,151	—	142,382

25. Segment Reporting

Huntington has three distinct lines of business: Regional Banking, Dealer Sales, and the Private Financial Group (PFG). A fourth segment includes Huntington's Treasury function and other unallocated assets, liabilities, revenue, and expense. Line of business results are determined based upon Huntington's management reporting system, which assigns balance sheet and income statement items to each of the business segments. The process is designed around Huntington's organizational and management structure and accordingly, the results below are not necessarily comparable with similar information published by other financial institutions. During 2002, the previously reported segments, Retail Banking and Corporate Banking, were combined and renamed Regional Banking. Since this segment is managed through six geographically defined regions where each region's management has responsibility for both retail and corporate banking business development, combining these two previously separate segments better reflects the management accountability and decision making structure. In addition, changes were made to the methodologies utilized for certain balance sheet and income statement allocations from Huntington's management reporting system. The prior periods have not been restated for these methodology changes.

The chief decision-makers for Huntington rely on "operating earnings" for review of performance and for critical decision making purposes. Operating earnings exclude the Merchant Services restructuring gain, the gain from the sale of the Florida operations, the historical Florida operating results, and restructuring and special charges. See Note 3 to the consolidated financial statements for further discussions regarding Restructuring and Note 4 regarding the sale of Huntington's Florida banking and insurance operations. The financial information that follows also includes these excluded amounts on an after-tax basis to reflect the reconciliation to reported net income.

The following provides a brief description of the four operating segments of Huntington:

Regional Banking: this segment provides products and services to retail, business banking, and commercial customers. This segment's products include home equity loans, first mortgage loans, direct installment loans, business loans, personal and business deposit products, as well as sales of investment and insurance services. These products and services are offered in six operating regions within the five states of Ohio, Michigan, Indiana, West Virginia, and Kentucky through Huntington's traditional banking network, Direct Bank—Huntington's customer service center, and Web Bank at www.huntington.com. Regional Banking also represents middle-market and large commercial banking relationships which use a variety of banking products and services including, but not limited to, commercial loans, international trade, and cash management.

Dealer Sales: this segment provides products and services pertaining to the automobile lending sector and includes indirect consumer loans and leases, as well as floor plan financing. The consumer loans and leases comprise the vast majority of the business and involve the financing of vehicles purchased or leased by individuals through dealerships.

Private Financial Group: this segment provides products and services designed to meet the needs of Huntington's higher wealth customers. Revenue is derived through the sale of personal trust, asset management, investment advisory, brokerage, insurance, and deposit and loan products and services. Income and related expenses from the sale of brokerage and insurance products is shared with the line of business that generated the sale or provided the customer referral.

Treasury / Other: this segment includes assets, liabilities, equity, revenue, and expense that are not directly assigned or allocated to one of the lines of business. Since a match-funded transfer pricing system is used to allocate interest income and interest expense to other business segments, Treasury / Other results include the net impact of any over or under allocations arising from centralized management of interest rate risk including the net impact of derivatives used to hedge interest rate sensitivity. Furthermore, this segment's results include the net impact of administering Huntington's investment securities portfolio as part of overall liquidity management. Additionally, amortization expense of intangible assets and gains or losses not allocated to other business segments are also a component.

Listed below is certain operating basis financial information reconciled to Huntington's 2002, 2001, and 2000 reported results by line of business:

Income Statements (in thousands of dollars)	Regional Banking	Dealer Sales	PFG	Treasury/ Other	Huntington Consolidated
2002					
Net interest income	$592,977	$227,364	$ 35,403	$118,334	$ 974,078
Provision for loan and lease losses	141,190	77,487	3,477	—	222,154
Non-interest income	279,780	19,927	108,817	63,050	471,574
Non-interest expense	559,302	75,066	100,961	40,325	775,654
Income taxes	60,293	33,158	13,924	11,947	119,322
Operating earnings	111,972	61,580	25,858	129,112	328,522
Gain on sale of Florida operations	—	—	—	56,790	56,790
Merchant Services gain	—	—	—	15,957	15,957
Restructuring and special charges	—	—	(3,429)	(33,090)	(36,519)
Florida operations sold	1,270	790	1,428	(5,013)	(1,525)
Reported Earnings	$113,242	$ 62,370	$ 23,857	$163,756	$ 363,225
2001					
Net interest income	$626,647	$224,977	$ 36,323	$ 25,962	$ 913,909
Provision for loan and lease losses	96,943	74,603	408	—	171,954
Non-Interest income	262,432	21,643	91,986	61,677	437,738
Non-Interest expense	523,994	67,126	94,025	75,598	760,743
Income taxes	93,850	36,711	11,857	(31,003)	111,415
Operating earnings	174,292	68,180	22,019	43,044	307,535
Restructuring and special charges	(43,751)	(63,107)	(6,402)	(1,741)	(115,001)
Florida operations sold	19,761	2,902	5,663	(42,339)	(14,013)
Reported Earnings	$150,302	$ 7,975	$ 21,280	$ (1,036)	$ 178,521
2000					
Net interest income	$656,856	$192,140	$ 30,502	$ (29,712)	$ 849,786
Provision for loan and lease losses	36,180	46,113	1,279	—	83,572
Non-Interest income	276,350	31,266	57,442	81,759	446,817
Non-Interest expense	570,788	55,751	53,866	26,132	706,537
Income taxes	112,549	42,420	11,343	(18,357)	147,955
Operating earnings	213,689	79,122	21,456	44,272	358,539
Restructuring and special charges	—	(32,500)	—	—	(32,500)
Florida operations sold	61,630	3,067	1,449	(63,739)	2,407
Reported Earnings	$275,319	$ 49,689	$ 22,905	$ (19,467)	$ 328,446

Balance Sheets	Average Assets			Average Deposits		
(in millions of dollars)	**2002**	2001	2000	**2002**	2001	2000
Regional Banking	**$13,338**	$12,707	$11,835	**$14,940**	$13,850	$13,797
Dealer Sales	**6,716**	6,503	6,590	**46**	34	76
PFG	**1,022**	782	586	**807**	661	600
Treasury / Other	**4,523**	4,932	6,557	**808**	269	901
Subtotal	**25,599**	24,924	25,568	**16,601**	14,814	15,374
Florida	**437**	3,213	3,153	**583**	4,547	4,316
Total	**$26,036**	$28,137	$28,721	**$17,184**	$19,361	$19,690

26. Fair Value of Financial Instruments

The carrying amounts and estimated fair values of Huntington's financial instruments, including the fair values of derivatives used to hedge related fair values or cash flows, at December 31 are presented in the following table:

	2002		2001	
(in thousands of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and short-term assets	$ 1,056,063	$ 1,056,063	$ 1,242,846	$1,242,846
Trading account securities	241	241	13,392	13,392
Mortgages held for sale	528,379	528,379	629,386	629,386
Securities	3,410,915	3,411,201	2,861,901	2,862,348
Loans and leases	20,587,530	21,274,316	21,191,301	21,635,280
Customers' acceptance liability	16,745	16,745	13,670	13,670
Financial Liabilities:				
Deposits	(17,499,326)	(17,653,972)	(20,187,304)	(20,317,155)
Short-term borrowings	(2,541,016)	(2,541,016)	(1,955,926)	(1,955,926)
Bank acceptances outstanding	(16,745)	(16,745)	(13,670)	(13,670)
Medium-term notes	(2,045,123)	(2,051,704)	(1,795,002)	(1,802,381)
Subordinated notes and other long-term debt	(1,801,678)	(1,872,101)	(944,330)	(1,002,830)
Capital securities	(300,000)	(310,392)	(300,000)	(299,048)

The terms and short-term nature of certain assets and liabilities result in their carrying value approximating fair value. These include trading account securities, customers' acceptance liabilities, short-term borrowings, bank acceptances outstanding, and cash and short-term assets, which include cash and due from banks, interest-bearing deposits in banks, and federal funds sold and securities purchased under resale agreements. Loan commitments and letters of credit generally have short-term, variable rate features and contain clauses that limit Huntington's exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value.

Certain assets, the most significant being Bank owned life insurance and premises and equipment, do not meet the definition of a financial instrument and are excluded from this disclosure. Similarly, mortgage and non-mortgage servicing rights, deposit base, and other customer relationship intangibles are not considered financial instruments and are not discussed below. Accordingly, this fair value information is not intended to, and does not, represent Huntington's underlying value. Many of the assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management. These estimations necessarily involve the use of judgment about a wide variety of factors, including but not limited to, relevancy of market prices of comparable instruments, expected future cash flows, and appropriate discount rates.

The following methods and assumptions were used by Huntington to estimate the fair value of the remaining classes of financial instruments:

Mortgages held for sale—valued using outstanding commitments from investors.

Securities available for sale and investment securities—based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Retained interests in securitized assets are valued using a discounted cash flow analysis. The carrying amount and fair value of securities exclude the fair value of asset/liability management interest rate contracts designated as hedges of securities available for sale.

Loans and leases—variable rate loans that reprice frequently are based on carrying amounts, as adjusted for estimated credit losses. The fair values for other loans are estimated using discounted cash flow analyses and employ interest rates currently being offered for loans with similar terms. The rates take into account the position of the yield curve, as well as an adjustment for prepayment risk, operating costs, and profit. This value is also reduced by an estimate of probable losses in the loan portfolio. Although not considered financial instruments, lease financing receivables have been included in the loan totals at their carrying amounts.

Deposits—demand deposits, savings accounts, and money market deposits are, by definition, equal to the amount payable on demand. The fair values of fixed rate time deposits are estimated by discounting cash flows using interest rates currently being offered on certificates with similar maturities.

Debt—fixed rate long-term debt, as well as medium-term notes and Capital Securities, are based upon quoted market prices or, in the absence of quoted market prices, discounted cash flows using rates for similar debt with the same maturities. The carrying amount of variable rate obligations approximates fair value.

Allowance for Loan and Lease Losses – The reserve established by management to cover unrecognized credit losses inherent in the loan and lease portfolio.

Book Value Per Common Share – Total common shareholders' equity divided by the total number of common shares outstanding.

Common Shares Outstanding – Total number of shares of common stock issued less common shares held in treasury.

Core Deposits – Total deposits, excluding foreign deposits, brokered time deposits, negotiable certificates of deposit and domestic time deposits greater than $100,000.

Derivative – A contractual agreement between two parties to exchange cash or other assets in response to changes in an external factor, such as an interest rate or a foreign exchange rate.

Dividend Payout Ratio – Dividends per common share divided by net income per common share (diluted).

Effective Tax Rate – Income tax expense divided by income before taxes.

Efficiency Ratio – Non-interest expense (excluding non-operating charges) divided by the sum of fully taxable equivalent net interest income and non-interest income (excluding net securities transactions and significant non-operating gains).

Fully Taxable Equivalent – Income from tax-exempt earning assets that has been increased by an amount equivalent to the taxes that would have been paid if this income had been taxable at statutory rates.

Goodwill – The excess of the purchase price of net assets over the fair value of net assets purchased in a business combination.

Managed Loans – Loans on the balance sheet plus indirect automobile loans that are serviced for others.

Net Charge-Offs – Loan and lease losses less related recoveries of loans and leases previously charged off.

Net Income Per Common Share

Basic – Net income divided by the number of weighted-average common shares outstanding.

Diluted – Net income divided by the sum of weighted-average common shares outstanding plus the effect of common stock equivalents that have the potential to be converted into common shares of outstanding.

Net Interest Income – The difference between interest income and interest expense.

Net Interest Margin – Net interest income on a fully taxable equivalent basis divided by total average earning assets.

Non-Performing Assets – Loans and leases on which interest income is not being accrued for financial reporting purposes; loans for which the interest rates or terms of repayment have been renegotiated; or real estate which has been acquired through foreclosure.

Operating Basis – Reported basis amount excluding impact of non-operating items. See page 42 for details.

Provision For Loan and Lease Losses – The periodic expense needed to maintain the level of the allowance for loan and lease losses.

Reported Basis – Amounts presented in accordance with accounting principles generally accepted in the United States (GAAP).

Residual Value – The expected value of a leased asset at the end of the lease term.

Return on Average Assets – Net income as a percent of average total assets.

Return on Average Equity – Net income as a percent of average shareholders' equity.

Servicing Right – A contractual agreement to provide certain billing, bookkeeping and collection services with respect to a pool of loans.

Tangible Equity Ratio – Total equity less intangible assets, primarily goodwill, divided by total assets less intangible assets.

Tier 1 Leverage Ratio – Tier 1 Risk-Based Capital divided by average adjusted quarterly total assets. Average adjusted quarterly assets are adjusted to exclude non-qualifying intangible assets.

Tier 1 Risk-Based Capital – Total shareholders' equity (excluding unrealized gains and losses on securities available for sale) less non-qualifying goodwill and other intangibles.

Total Risk-Adjusted Assets – The sum of assets and credit equivalent off-balance sheet amounts that have been adjusted according to assigned regulatory risk weights, excluding the non-qualifying portion of allowance for loan and lease losses, goodwill and other intangible assets.

Total Risk-Based Capital – Tier 1 Risk-Based Capital plus qualifying long-term debt and the allowance for loan and lease losses.

Treasury Stock – Common stock repurchased and held by the issuing corporation for possible future reissuance.

: CONTACT AND OTHER INFORMATION

SHAREHOLDER CONTACTS

Shareholders requesting information about share balances, change of name or address, lost certificates, or other shareholder account matters should contact the Transfer Agent/Registrar:

Computershare Investor Services
Attn: Shareholder Services
2 North LaSalle
Chicago, Illinois 60602
web.queries@computershare.com
(800) 725-0674

DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN

Huntington offers a dividend reinvestment and common stock purchase plan which requires a minimum of one share to participate. Optional cash purchases, a feature of the plan, offer participants the opportunity to invest in Huntington at a minimum of $200 and a maximum of $10,000 per quarter. Call (800) 725-0674 to obtain a prospectus.

DIRECT DEPOSIT OF DIVIDENDS

Automatic direct deposit of quarterly dividends is offered to our shareholders, at no charge, and provides secure and timely access to their funds. For further information, please call (800) 725-0674.

SHAREHOLDER INFORMATION

Common Stock:
The common stock of Huntington Bancshares Incorporated is traded on the NASDAQ Stock Market under the symbol "HBAN." The stock is listed as "HuntgBcshr" or "HuntBanc" in most newspapers. As of December 31, 2002, Huntington had 29,809 shareholders of record.

Annual Meeting:
The 2003 Annual Meeting of Shareholders will be held at 2:00 p.m., Thursday, April 24, in the Riffe Center Capitol Theatre, 77 S. High Street, Columbus, Ohio.

Information Requests:
Copies of the Huntington Annual Report; Forms 10-K, 10-Q, and 8-K; Financial Code of Ethics; and quarterly earnings releases may be obtained, free of charge, by calling (888) 480-3164 or by visiting Huntington's investor relations web site at: www.huntington.com.

ANALYST AND INVESTOR CONTACTS

Analysts and investors seeking financial information about Huntington Bancshares should contact:

Investor Relations:
Huntington Bancshares Incorporated
Huntington Center, HC0935
Columbus, Ohio 43287
investor.relations@huntington.com
(614) 480-5676

QUARTERLY EARNINGS REPORTING

For 2003, Huntington's quarterly earnings are anticipated to be announced during the third week of April, July, October and January 2004.

CREDIT RATINGS

Huntington Bancshares Incorporated:

	Senior Unsecured Notes	Subordinated Notes	Short Term
Moody's[1]	A2	A3	P1
S&P[2]	A-	BBB+	A2
Fitch[3]	A	A-	F1

The Huntington National Bank:

	Senior Unsecured Notes	Subordinated Notes	Short Term
Moody's[(1)]	A1	A2	P1
S&P[(2)]	A	A-	A1
Fitch[(3)]	A	A-	F1

[(1)]Moody's Investors Service, New York, New York
[(2)]Standard & Poor's Corporation, New York, New York
[(3)]Fitch Ratings, New York, New York

CUSTOMER CONTACTS

Corporate Headquarters
(614) 480-8300

Direct Bank
(800) 480-BANK (2265)

Dealer Sales
(800) 445-8460

The Huntington Investment Company
(800) 322-4600

Mortgage Group
(800) 562-6871

Private Financial Group
(800) 544-8347

www.huntington.com
(877) 932-2265

DESIGN: Salvato, Coe + Gabor Associates

Huntington Center
Columbus, Ohio 43287
(614) 480-8300
www.huntington.com





Huntington Bancshares Incorporated

